UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
______________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Exact name of Registrant as specified in its charter)

Kingdom of Sweden
(Jurisdiction of incorporation)

Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm
Sweden
(Address of principal executive offices)

Mathias Hermansson
Chief Financial Officer
MODERN TIMES GROUP MTG AB (publ)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm
Sweden
Phone:  +46 (0) 8 562 000 50
Fax:  +46 (0) 8 20 50 74
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
John Meade, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone:  (212) 450-4000
Fax:  (212) 701-5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Name of each exchange on which registered
Class B shares, nominal value SEK 5 per share	Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Class A shares:  5,878,931
Class B shares:  60,524,306
Class C shares:  0
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes      ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes       ☐ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
 ☐  Yes      ☒  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 ☐ Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☐  No

i

ii

EXPLANATORY NOTE

The Company is filing this registration statement on Form 20-F with the Securities and Exchange Commission  (the “SEC”) to register its Class B shares under Section 12(g) of the Securities Exchange Act of 1934, as amended  (the “Exchange Act”).

On January 7, 2011, the Company consented to the entry by the SEC of an order revoking the registration of the Company’s Class B shares under the Exchange Act pursuant to Section 12(j) of the Exchange Act. Upon this registration statement becoming effective, members of a national securities exchange, brokers, and dealers in the United States will no longer be subject to the restrictions imposed by Section 12(j) in respect of transactions in the Company's Class B shares.

The Company intends to terminate the registration of the Class B shares under the Exchange Act once the applicable conditions are met. If all conditions are met, the Company may, and intends to, terminate the registration under the Exchange Act immediately following the first anniversary of the effectiveness of this registration statement.

The revocation of registration, filing of this registration statement and intended subsequent termination of registration does not impact the listing of the Company’s Class A and Class B shares on the NASDAQ OMX Stockholm.

CERTAIN REFERENCES

In this registration statement on Form 20-F, unless the context otherwise requires, references to the “Modern Times Group,” “MTG Group,” “MTG,” “Company,” “Group,” “we,” “our” or “us” are to Modern Times Group MTG AB (publ), its consolidated subsidiaries and associated companies.  References to an “MTG Company” or “MTG Companies” are to one or more of the companies within the MTG Group.

References to “MTG Shares” are to the Class A shares, Class B shares and Class C shares, of MTG.  Each Class A share is entitled to ten votes.  Each Class B and Class C share is entitled to one vote.

References to Northern Europe are to Sweden, Denmark, Norway and Finland.  References to Central Europe are to the Czech Republic, Hungary and Slovenia.  References to Eastern Europe are to Bulgaria, Estonia, Latvia, Lithuania and Ukraine.

References to Scandinavia are to Sweden, Norway and Denmark.  References to Nordic countries are to Sweden, Norway, Denmark and Finland.  References to Baltic countries are to Estonia, Latvia and Lithuania.  References to free-TV Emerging Markets are to Estonia, Latvia, Lithuania, the Czech Republic, Bulgaria, Hungary, Slovenia and Ghana.  References to pay-TV Emerging Markets are to 30 countries, including Estonia, Latvia, Lithuania, Russia and Ukraine, where the Group has satellite platforms, and other countries where MTG has wholesale mini-pay activities.  These territories comprise a total of 30 countries in Eastern Europe, Russia, the CIS, Africa and the U.S.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Company presents its consolidated financial statements in Swedish krona.  Unless otherwise stated or the context otherwise requires, references to “kronor”, “krona” or “SEK” are to the lawful currency of Sweden and references to “U.S. dollars”, “USD” or “$” are to the lawful currency of the United States.  The Government of Sweden permits floating exchange rate to determine the value of the Swedish krona against the U.S. dollar.

The Company prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations provided by the International Financial Reporting Interpretations Committee (“IFRIC”).  In December 2010, the Company demerged its internet retailing subsidiary CDON Group AB (“CDON Group”) and distributed its shares to the Company’s shareholders as a dividend.  CDON Group has been reclassified and presented as discontinued operations in the income statement for each of the years in the four-year period ended December 31, 2010.

We obtained market data and certain industry data and forecasts included in this registration statement from internal surveys, market research, publicly available information, and industry publications and surveys.  Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein.  Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified.  We believe that the available data relating to the TV advertising market in the Czech Republic, Bulgaria and Hungary are generally less consistent and reliable due to more limited measurement methods in these countries.  Any discussion in this registration statement about the Czech, Bulgarian and Hungarian TV advertising market is subject to uncertainty due to the potential incompleteness or unreliability of available third-party information.

FORWARD-LOOKING STATEMENTS

This registration statement on Form 20-F contains forward-looking statements and information, principally in “Item 3.  Key Information — D.  Risk Factors,” “Item 4.  Information on the Company — B.  Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”  Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects” or words of similar meaning, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, events or trends.  Forward-looking statements and information are based on management’s current expectations and assumptions and are, therefore, inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this registration statement are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company.  Important factors that could affect whether and to what extent any of our forward-looking statements and information materialize include, but are not limited to:

•	changes in general economic and business conditions;

•	changes in the economic prospects of advertisers that could alter their spending priorities and affect our advertising revenues;

•	our ability to develop or acquire programming attractive to audiences at economic cost;

•	increases in goodwill impairment losses;

•	our ability to take advantage of new technologies to enhance productivity and support new products and businesses;

•	technological developments that increase the number of media and entertainment choices and cause changes in consumer behavior that could affect the attractiveness of our offerings;

•	our ability to respond to changes in the entertainment and broadcasting market and other general market conditions in a cost effective and timely manner;

•	financial risks, including changes in foreign exchange rates or interest rates;

•	developments in the political, economic or regulatory environment affecting the markets in which we operate;

•	changes in laws, regulations and interpretations thereof; and

•	other risk factors as set forth under “Item 3. Key Information — D. Risk Factors.”

Forward-looking statements and information involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these forward-looking statements and information.  In light of the risks and uncertainties described above, the forward-looking statements and information discussed in this registration statement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements and information due to, inclusive, but not limited to, the factors mentioned above.  For all of the reasons set forth above, investors should not place undue reliance on and should not make any investment decision based on forward-looking statements and information.  Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements and information after the date of this registration statement.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our Board of Directors as of the date of this registration statement.  The business address of all directors is:  c/o Modern Times Group MTG AB (publ), Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden.

Name	Position
David Chance	Chairman of the Board of Directors
Mia Brunell Livfors	Director
Simon Duffy	Director
Lorenzo Grabau	Director
Alexander Izosimov	Director
Michael Lynton	Director
David Marcus	Director
Cristina Stenbeck	Director

Senior Management

The following table sets forth the names and positions of the members of our senior management as of the date of this registration statement.  The business address for all members of senior management is:  c/o Modern Times Group MTG AB (publ), Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden.

Name	Position
Hans-Holger Albrecht	President & Chief Executive Officer
Mathias Hermansson	Chief Financial Officer
Petra Colleen	Executive Vice President of Administration
Irina Gofman	Executive Vice President of Russian & CIS Broadcasting
Martin Lewerth	Executive Vice President of Pay-TV and Technology
Jørgen Madsen	Executive Vice President of Nordic Broadcasting
Laurence Miall-d’Août	Executive Vice President
Anders Nilsson	Executive Vice President of Central European Broadcasting
Patrick Svensk	Executive Vice President of Content
Marc Zagar	Executive Vice President of Finance

For more information about our Board of Directors and senior management, see “Item 6.  Directors, Senior Management and Employees — A.  Directors and Senior Management.”

B.    Advisers

Not applicable.

C.    Auditors

The Company’s auditors are KPMG AB (“KPMG”), Tegelbacken 4A, P.O. Box 16106, SE-103 23 Stockholm, Sweden.  KPMG is an independent registered public accounting firm, registered with the Supervisory Board of Public Accountants (Sweden) and Public Company Accounting Oversight Board (United States).

From 1997 until May 2011, the Company’s auditors were KPMG and Ernst & Young AB, Jakobsbergsgatan 24, P.O. Box 7850, SE-103 99 Stockholm, Sweden.  Ernst & Young AB is an independent registered public accounting firm, registered with the Supervisory Board of Public Accountants (Sweden) and Public Company Accounting Oversight Board (United States).

From May 2011, KPMG are the sole auditors, following the shareholders’ resolution at the Annual General Meeting to appoint one auditor going forward.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

Not applicable.

B.    Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.    Selected Financial Data

Our selected financial data at December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 has been derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and included elsewhere in this registration statement. Our summary financial data at December 31, 2008 and 2007 and for the years then ended are also presented in accordance with IFRS as issued by the IASB and have been derived from our consolidated financial statements that are not included in this registration statement.  In December 2010, the Company demerged its internet retailing subsidiary CDON Group and distributed its shares to the Company’s shareholders as a dividend.  CDON Group has been reclassified and presented as discontinued operations in the income statement as of and for each of the years in the four-year period ended December 31, 2010.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this registration statement.

	2011	2010	2009	2008	2007
	(in SEK million, unless otherwise indicated)
Net sales	13,473	13,101	12,427	11,880	10,271
Gross income	4,693	5,199	4,816	5,172	4,332
Total operating income/(loss) from continuing operations(1)	(812)	2,266	(1,555)	3,452	1,796
Gain from financial assets	14	10	–	–	–
Financial income	53	31	40	83	36
Financial costs	(179)	(144)	(225)	(201)	(53)
Net income from continuing operations	(1,289)	1,750	(2,089)	2,961	1,361
Net income from discontinued operations	–	1,790	81	80	79
Total net income	(1,289)	3,541	(2,008)	2,927	1,428
Financial position
Non-current assets	5,612	8,648	9,026	12,881	5,756
Current assets	5,668	5,354	5,625	6,351	5,203
Total assets	11,281	14,002	14,651	19,232	10,958
Net assets	6,931	7,763	8,971	10,252	5,083
Shareholders’ equity excluding non-controlling interests	4,128	5,986	5,381	8,662	5,678
Non-controlling interests	222	253	298	318	197
Non-current liabilities	2,168	3,311	4,175	5,263	429
Current liabilities	4,763	4,452	4,796	4,989	4,654
Total shareholders’ equity and liabilities	11,281	14,002	14,651	19,232	10,958
Personnel
Average number of employees	3,031	3,069	2,906	2,644	2,341

	2011	2010	2009	2008	2007
	(in SEK million, unless otherwise indicated)
Key figures
Operating margin, % (2)	–	15	–	28	18
Equity/assets ratio % (3)	39	45	39	47	54
Net debt to equity ratio % (4)	18	32	48	41	–
Capital expenditures
Investments in non-current intangible and tangible assets	120	157	159	156	327
Investments in shares	–	275	145	6,466	219
Per share data
Shares outstanding, end of period	66,403,237	66,342,124	65,896,815	66,370,375	66,352,540
Weighted average number of shares before dilution	66,383,647	66,024,365	65,891,592	65,908,373	66,945,776
Weighted average number of shares after dilution	66,383,647	66,377,452	65,891,592	65,955,478	67,157,781
Total basic earnings per share (SEK)	(19.98)	53.34	(30.86)	43.25	20.35
Total diluted earnings per share (SEK)	(20.02)	53.03	(30.97)	42.93	20.11
Basic net income from continuing operations per share (SEK)	(19.98)	26.22	(32.08)	42.00	19.18
Diluted net income from continuing operations per share (SEK)	(20.02)	26.07	(32.19)	41.97	19.11
Basic shareholders’ equity per share (SEK)	65.53	94.48	86.20	136.25	87.76
Dividend declared per share (SEK)	9.00 (5)	7.50	5.50	5.00	15.00
Dividend declared per share (USD) (6)	1.40 (5)	1.17	0.86	0.78	2.33

(1)	Total operating income/(loss) from continuing operations includes:

•	SEK 18 million of profit relating to the sale of certain subsidiaries in 2007 and SEK 1,150 million of profit relating to the sale of the Russian subsidiary DTV to CTC Media, Inc. in 2008;

•
SEK 3,270 million of impairment costs (primarily related to a write-down of the goodwill balances and intangible assets relating to the Group’s Bulgarian and Slovenian operations) and charges of SEK 82 million relating to close-down costs (primarily related to the Playahead.com online social networking business) and writing-down of certain programming assets (related to free-TV broadcasting operations in the Baltics) in 2009; and

•
SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss-making free-TV operations in Slovenia) in 2011.

(2)	Operating margin is defined as operating profit as a percentage of net sales.

(3)	Equity/assets ratio is defined as total equity as a percentage of total assets.

(4)
Net debt to equity ratio, which is a measure not calculated or presented in accordance with IFRS, is defined as net debt as a proportion of total equity.  See “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results — Use of Certain Non-IFRS Measures.”  A reconciliation of net debt for each of the years presented is shown in the table below.

	2011	2010	2009	2008	2007
	(in SEK million)
Interest-bearing loans and borrowings	(1,566)	(2,741)	(3,518)	(4,653)	(464)
Other interest-bearing liabilities	(9)	(27)	(45)	(52)	(51)
Cash and short term deposits	470	500	737	975	521
Long- and short-term interest-bearing assets	307	242	77	92	64
Net debt	(797)	(2,026)	(2,749)	(3,637)	69

(5)	SEK 9.00/USD 1.40 represents the dividend for 2011 proposed to be approved and declared by the Annual General Meeting in May 2012.

(6)	SEK amounts were translated into USD based on an exchange rate of 6.4263 SEK per U.S.$ 1.00.

Exchange Rates

The following tables provide information with respect to the exchange rate for SEK per U.S.$ 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York.  The noon buying rate on March 30, 2012 was SEK 6.6191 per U.S.$ 1.00.  The average is computed using the noon buying rate on the last business day of each month during the period indicated.

SEK/U.S.$ 1.00	Average	Year End
Year ended December 31:
2007	6.7232	6.4568
2008	6.6424	7.8770
2009	7.6232	7.1532
2010	7.1895	6.7571
2011	6.4263	6.8737

SEK/U.S.$ 1.00	High	Low
Month:
July 2011	6.5991	6.2573
August 2011	6.5620	6.2921
September 2011	6.9087	6.3742
October 2011	6.9050	6.3575
November 2011	7.0013	6.5507
December 2011	7.0054	6.7128
January 2012	7.0137	6.7350
February 2012	6.7389	6.5561
March 2012	6.8522	6.6191

B.    Capitalization and Indebtedness

The following table presents the consolidated capitalization at December 31, 2011.  The table should be read in conjunction with the consolidated financial statements and the related notes and with “Item 3.  Key Information — A.  Selected Financial Data” and “Item 5.  Operating and Financial Review and Prospects.”

At December 31, 2011
(in SEK million)
Liabilities
Borrowings from banks including current portion	1,566
Shareholders’ equity
Share capital	338
Other paid-in capital	1,797
Reserves	(238)
Retained earnings including net income for the year	2,231
Total equity attributable to equity holders of the parent company	4,128
Non-controlling interests
Non-controlling interests	222
Total equity	4,350
Total capitalization	5,916

The borrowings from banks are unsecured and unguaranteed.

The only material changes to the capitalization since December 31, 2011 comprise a change in borrowings from banks including the current portion, which was SEK 1,694 million on March 12, 2012.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our business, financial condition (including effects on assets, liabilities and cash flows), and results of operations could suffer material adverse effects due to any of the risks described below.  As a result, the market price of our shares could decline, and you could lose all or part of your investment.  While we have described below all the risks that we consider material, those risks are not the only ones we face.  Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

Risks Relating to the Company’s Business

The Company has been in the recent past, and may continue to be, adversely affected by economic and market conditions.  The global recession and credit crisis have adversely affected the Company’s financial position and results of operations.

The Company’s business has been, and in the future will continue to be, affected by economic and market conditions, including factors such as the unemployment rate, level of consumer confidence, changes in consumer spending habits, and interest rates.  Because substantially all of the Company’s services are discretionary items, the deterioration of the economies in Northern Europe, Central and Eastern Europe, Russia, Africa or other key international markets could reduce the demand for the Company’s services and adversely affect the Company’s subscription and advertising revenues.

Expenditures by advertisers tend to be cyclical, reflecting general economic conditions.  Decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities and reduce their advertising expenditures.  Declines in consumer spending due to weak economic conditions could also indirectly impact the Company’s advertising revenues by causing downward pricing pressure on advertising because advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services.  Although the Company has undertaken and will continue to undertake marketing and other activities to counteract the economic downturn, it is uncertain whether these efforts will succeed in generating sufficient demand to achieve its operating targets.

The global recession and credit crisis have adversely affected our financial position and results of operations; we cannot predict if or when economic conditions in the countries in which we operate will recover and a failure to recover promptly will continue to adversely affect our results of operations.  The economic uncertainty affecting the global financial markets and banking system in 2009, 2010 and 2011 has had an adverse impact on economic growth in our operating countries, some of which have remained in recession.  There has been a widespread withdrawal of investment funding from the Central and Eastern European markets and companies with investments in these markets.

Furthermore, the economic downturn has adversely affected consumer and business spending, access to credit, liquidity, investments, asset values and employment rates.  These adverse economic conditions have had a material negative impact on the advertising industries in some of our markets, leading our customers to reduce the amounts they spend on advertising.  This has resulted in a decrease in demand for advertising airtime and a negative impact on our financial position, results of operations and cash flows.  For example, in 2009 and 2011, the Company recorded significant impairment losses to its operating income relating to its free-TV business in Bulgaria and Slovenia, reflecting the deterioration in the economic and financial climate and the prevailing market conditions.  While there are some indications that the decline in economic growth rates in certain of our operating countries has reached the bottom, any recovery in these countries could be uneven or slow to gain momentum.  We cannot predict the sustainability of any such recovery should it occur.  The absence of a recovery or a weak recovery in our markets will continue to adversely affect our financial position, results of operations and cash flows.

A decline in advertising expenditures in the countries in which the Company operates could cause its revenues to decline significantly.

The Company derives substantial revenues from the sale of advertising on its television stations, radio stations, DTH platform and websites.  The Company’s advertising revenue depends on the advertising expenditures in the countries in which the Company operates generally and advertising expenditures accounted for by television and radio specifically and the Company’s share of total advertising in those markets accounted for by television and radio.  The future level of advertising expenditures in the countries in which the Company operates and the proportion of such expenditures accounted for by television, radio or print advertising will be affected by consumer behavior, consumer spending and the general economic climate in such countries, all of which are outside the Company’s control.  Any material decrease in the advertising expenditures in the countries in which the Company operates generally and advertising expenditures accounted for by television and radio specifically, may have an adverse effect on the Company’s advertising revenue and results of operations.

Furthermore, average television viewing hours are traditionally lower in Northern Europe (where the Company currently generates the bulk of its revenue) than in other European regions and countries.  This dynamic has negatively affected advertising revenues in Northern Europe due to the unwillingness of increasingly centralized major European advertisers to pay the higher prices per viewer for advertising in the Northern European market as compared with the prices prevailing in other European markets.  This difference may continue to exist in the future and may adversely affect the Company’s advertising revenue and results of operations.

The industry in which the Company’s operates is highly competitive.

Competition for viewers, pay-TV subscribers, advertising and distribution is intense and comes from broadcast television, cable networks, online and mobile properties, movie studios and independent film producers and distributors, video gaming sites and other media, and pirated content.  The Company’s ability to compete successfully is dependent on a number of factors, including the ability to provide high quality and popular entertainment content attractive to its audiences, maintain its appeal to advertisers, adapt to new technologies and distribution platforms, and achieve widespread distribution.

Although the Company has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, it cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses or may not be able to compete effectively even if it predicts such changes.

The Company’s competitors also include market participants with interests in multiple media businesses which are often vertically integrated.  Certain competitors may have broader coverage, greater name recognition, larger market share, wider programming content or access to more funding than we do, or with newer niche channels or pay-TV services offering competitive programming formats.  If the Company cannot compete successfully in the future against existing or potential competitors, this may have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s operating results are dependent on the sale of commercial advertising time at competitive prices.

The Company’s business depends significantly on advertising revenue, which represented 44% of its revenue in 2011 and is determined by the amount of commercial advertising time sold by or through the Company and the advertising prices charged.  Both the advertising time and prices are affected by the relative quality and popularity of the Company’s programming, ratings for its television and radio stations, its broadcast reach, its audience share and the distribution of the channels on which it sells advertising, the availability of alternative forms of entertainment, the viewing behavior of the television audience, television and radio listening levels and general economic conditions.  Any adverse development in any of these factors could result in a decline in the advertising revenue and have a material adverse effect on the Company’s business, financial condition or results of operations.

A significant portion of the Company’s advertising revenues is derived from certain sectors of the economy.

The Company derives a significant portion of its advertising revenues from companies in certain sectors of the economy, including food and beverage, financial and business services, insurance, automotive, motion picture, medical care, apparel, fashion, retail, toiletries, cosmetics, telecommunications, household products and travel.  Any economic, political, social, technological, legal or regulatory change (including change due to pressure from public interest groups) resulting in a significant reduction in the advertising spending of these sectors could also have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s operating results are dependent on its ability to attract new and retain existing subscribers for its pay-TV services and its ability to charge competitive subscription fees.

The Company’s business depends substantially on subscription revenue, which represented 47% of its revenue in 2011 and is determined by the number of subscribers and level of subscription fees.  The ability to attract new and retain existing subscribers for the Company’s pay-TV services and the ability to charge competitive subscription fees is largely dependent on the popularity of the programming it is able to secure.  Although the Company makes significant investments in programming, it cannot be assured that its programming will attract satisfactory viewer levels.  In addition, the Company may, as a result of declining popularity of the programming, competitive pressures or other factors, decrease the level of subscription fees.  Any material decrease of the Company’s programming popularity or other competitive pressures could reduce the number of subscribers or lead to a reduction of the level of subscription fees, any of which could lead to a decline in the Company’s subscription revenue and could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company may not be able to develop or acquire programming that is attractive to its audiences, which could materially adversely impact our results of operations.

The ability of programming to generate advertising or subscription revenue depends substantially on the Company’s ability to develop, produce or acquire programming that matches audience tastes and attracts high audience shares.  Audience acceptance of a television or radio program represents a response not only to the television or radio program’s artistic components but also to critical review, promotion by the distributor, availability of alternative forms of entertainment and leisure activities, general economic climate, public tastes generally and other intangible factors, all of which could change rapidly and cannot be predicted with certainty.  The Company’s viewing or listening audiences may not find all of the Company’s programming acceptable.  There is a risk that some or all of the Company’s television and radio programming will not be successful, and that the Company’s programming library will lose its audience appeal more quickly than anticipated.

If we are unable to produce or secure a steady supply of high-quality programming, or if we fail to anticipate, identify or react appropriately to changes in our viewers’ tastes by providing appropriate programming, our audience shares could be negatively affected.  As a result, we may lose subscribers and subscription revenue and/or a significant portion of our market share and consequently our advertising revenues.  Any of these factors could have a material adverse effect on the Company’s business, financial condition or results of operations.

Moreover, if any of the programming we produce, commission or license does not achieve the audience share levels we anticipate, we may be required to write-off all or a portion of the carrying cost of such programming, and we could be forced to broadcast more expensive programming to maintain audience share, either of which could have a material adverse impact on our results of operations.

The Company’s programming may become more difficult or expensive to acquire.

The program content and program services the Company has licensed from third parties are subject to fixed term contracts which will expire at the end of the term or may terminate early.  The Company cannot be sure that, upon the expiration of current contracts, program content or program services will continue to be available to it (whether by renewal or otherwise) on acceptable financial and technical terms (including encryption, territorial limitation and copy protection), or at all.

Television programming is an important element of the Company’s operating costs.  The cost of acquiring content attractive to the Company’s viewers, such as feature films, popular television series and formats, and sports programming rights, has increased, and may continue to increase, as a result of greater competition from existing and new television broadcasting channels and other competitors.  The Company’s expenditure in respect of locally produced programming may also increase due to new laws and regulations mandating the broadcast of a greater number of locally produced programs, changes in audience tastes in favor of locally produced content in the Company’s operating markets, and competition for local talent.

Any failure to acquire popular or locally produced programming on competitive terms and future increases in the cost of acquiring or producing such content could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The loss of key talent could disrupt the Company’s business.

The Company’s business depends upon the continued efforts, abilities and expertise of its corporate and divisional executive teams and entertainment personalities.  The Company employs or contracts with several entertainment personalities with loyal audiences and also produces broadcast content with highly regarded directors, actors and other talent.  These individuals are important to achieve audience endorsement of the Company’s programs, motion pictures and other content.  There can be no assurance that these individuals will remain with the Company or will retain their current appeal.  If the Company fails to retain these individuals or if the Company’s entertainment personalities lose their current appeal, the Company’s business, financial condition or results of operations could be materially adversely affected.

The Company has substantial future programming commitments that it may not be able to vary in response to a decline in advertising revenues, and as a result could experience material reductions in operating margins.

Programming represents a significant expense, and at any given time we generally have substantial fixed commitments for the succeeding two to three years.  See “Item 5.  Operating and Financial Review and Prospects—F.  Tabular Disclosure of Contractual Obligations.”  Given the size of these commitments at any time, a reduction in our advertising revenues could adversely affect our operating margins and results of operations.  We would have only limited ability to reduce our costs in the short-run in response to such developments.

For example, the Company acquires syndicated programming rights under these multi-year commitments before it can be determined whether such programming will perform well in the Company’s operating markets.  In the event any such programming does not attract adequate audience share, it may be also necessary to increase the Company’s expenditures by investing in additional programming as well as to write down the value of such underperforming programming, which may have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s financial results are affected by exchange rate differences and exchange controls.

The Company’s net sales are denominated in multiple currencies in addition to SEK (34% of total 2011 net sales), most significantly in Danish krona (23% of total 2011 net sales), Norwegian krona (17% of total 2011 net sales) and Czech koruna (8% of total 2011 net sales).  In addition, a significant proportion of the Company’s operating costs are similarly denominated in currencies other than SEK.  For example, the Company acquires the majority of its programming content in U.S. dollars.  Certain items in the Company’s balance sheet are also denominated in currencies other than the SEK.  For example, the investment in CTC Media is accounted for in U.S. dollars.  Furthermore, rights to broadcast sporting events can also, depending on the jurisdiction of the primary licensors of such events, be denominated in multiple currencies including British pounds, Euro and the Swiss franc.  As a result, the Company is exposed to exchange rate fluctuations, which in the past had, and could in the future have, a material adverse effect on the Company’s business, financial condition or results of operations.  The Company’s corporate treasury function hedges the major contractual future currency flows on a rolling twelve-month basis.  Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds and, until the fall 2011, Swiss francs.  Approximately 85 to 100% of the Group’s currency flows for programming rights in these currencies are hedged.  Other transaction exposure is not hedged.

Some of the Company’s operations are in developing markets where there is economic, political and legal uncertainty, risk of biased treatment and loss of business.

Some of the Company’s revenue-generating operations are located in emerging markets in Central and Eastern Europe, Russia and Africa.  These markets present different and higher risks compared to those posed by investments in developed markets.  Unforeseen circumstances or changes in economic, political or social life in these markets may have a greater impact on the Company’s operations than those in developed markets.

For example, the economic and political systems, legal and tax regimes, and standards of corporate governance and business practices in these regions continue to develop.  Government policies may be subject to significant adjustments, especially in the event of a change in political leadership.  These may result in social or political instability or disruptions, potential attempts at political influence on the media, inconsistent application of tax and legal regulations, arbitrary treatment before judicial or other regulatory authorities and other general business risks, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The legal framework to support a market economy remains new and in flux in certain developing markets and, as a result, the legal system can be characterized by inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts; substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations; limited judicial and administrative guidance on interpreting legislation; the relative inexperience of judges and courts in interpreting relatively new commercial legislation; a lack of judicial independence from political, social and commercial forces; underfunding and understaffing of the court system; a high degree of discretion on the part of the judiciary and governmental authorities; and poorly developed bankruptcy procedures that are subject to abuse.

Other potential risks inherent in markets with evolving economic and political environments include inadequate protection of foreign investments or intellectual property rights, exchange controls, higher tariffs and other levies as well as longer payment cycles.  The relative level of development of the markets in which the Company operates and the influence of local political parties also present a potential for biased treatment of the Company before regulators or courts in the event of disputes involving the Company’s business in these markets.  If such a dispute occurs, local regulators or courts might favor local interests over the Company’s interests.  Ultimately, this could lead to the Company exiting or disposing of one or more of the Company’s business operations, and have a material adverse effect on the Company’s business, financial condition or results of operations.

Restrictions on direct or indirect foreign ownership or control of broadcasting companies could adversely affect the Company’s business or results of operations.

The Company is incorporated and headquartered in Sweden, with significant operations in many other countries, including those in Central and Eastern Europe, Russia and Africa.  The legislation of certain of these countries, for example Russia, imposes restrictions on direct or indirect foreign ownership or control of broadcasting companies.  If any of these or other countries were to adopt new or stricter restrictions on direct or indirect foreign ownership or control of broadcasting companies, the Company could be obligated to divest or restructure a portion or all of the related foreign operations, which may have a material adverse effect on the Company’s business, financial condition or results of operations.

In addition, if any countries in which the Company may seek to operate in the future impose restrictions on foreign ownership or control of broadcasting companies, the Company’s ability to grow may be limited.  Even if these countries do not adopt such restrictions, they may require regulatory approvals for any significant acquisitions by the Company, which could be time-consuming and the Company may thus lose out on acquisition opportunities to competitors.  Any material limitation on the Company’s foreign investments or acquisitions may have a material adverse effect on its business, financial condition or results of operations.

The Company’s acquisition strategy may not be successful.

As part of its business strategy, the Company has pursued and may continue to pursue selective acquisitions, investments and strategic relationships.  The Company has completed and may in the future seek such acquisitions, investments and strategic relationships in emerging markets in Central and Eastern Europe, Russia and Africa.  In addition to country-specific risks, this strategy presents risks inherent in assessing the value, strengths and weaknesses of potential acquisitions and investment opportunities, in integrating and managing newly acquired operations and improving their operating efficiency.  In addition, such acquisitions and investments can divert the Company’s resources and consume significant management time.

There can be no assurance that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to the Company, nor can there be any assurance that the Company will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into its existing operations.  The Company’s ability to make acquisitions may depend on the availability of additional debt financing on acceptable terms and will be subject to compliance with the covenants contained in its debt instruments.

The integration of new businesses poses significant risks to our existing operations, including additional and significant demands placed on our senior management, who are also responsible for managing our existing operations; increased overall operating complexity of our business, requiring greater personnel and other resources; difficulties of expanding beyond our core expertise; significant initial cash expenditures to acquire and integrate new businesses; contingent liabilities associated with acquired businesses; and incurrence of debt to finance acquisitions and related debt service costs.  Additionally, the integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, legal restrictions in the target’s jurisdiction, poor target records or internal controls.  Furthermore, even if we are successful in integrating new businesses, expected synergies may not materialize, resulting in lower than expected profit margins.

Each of these risks could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s expansion into new territories may not be profitable.

The Company has recently expanded and may continue selectively to expand into emerging markets in Central and Eastern Europe, Russia and Africa through organic growth or strategic acquisitions.  Some of the newly added companies have a history of losses which negatively affects the Company’s results of operations, and there is no guarantee that these companies or any newly acquired companies will achieve profitability in the future.  In 2009 and 2011, the Company also recorded material impairment of goodwill and other intangible assets relating to its operations in Bulgaria.  Furthermore, international expansion involves significant investments, and investments in some regions can take a long period to generate an adequate return.

In addition, if the Company expands into new international regions, some of its businesses will have only limited experience in operating and marketing their products and services in such regions and could be at a disadvantage compared to competitors with more experience in such regions.

If the Company cannot generate adequate return or compete effectively for its international expansions, its business, financial condition or results of operations could be materially adversely affected.

The Company has only limited influence over some of the companies in which it holds equity stakes.

MTG conducts some of its business through companies in which it does not hold a decisive stake, and through associated companies.  MTG’s main associated company is CTC Media, Inc. in Russia, where MTG has a 38.1% shareholding.  The Group also owns 50% of Raduga TV in Russia, and consolidates the business on a proportionate basis.  Since the Company has limited control over these associated companies, there is an inherent risk that these companies may take actions adverse to the Company’s interests or otherwise fail to realize their full value.  In addition, the Company holds a 50% stake in Prima TV in the Czech Republic.  While the Company has management control of the operations of Prima TV (and consolidates fully its results), the Company does not have full control of Prima TV and there is a residual risk that Prima TV may take action adverse to the Company’s interest or fail to realize its full value.  Any such action could have a material adverse effect on the Company’s business, financial condition or results of operations.

The failure or destruction of satellites and facilities that the Company depends upon to distribute its programming could adversely affect its business or results of operations.

The Company uses satellite systems to transmit its program services to subscribers, cable television operators and other distributors worldwide.  The distribution facilities include uplinks, communications satellites and downlinks.  Despite the back-up and redundant systems, transmissions may be disrupted as a result of accidents, technical faults, disasters or other circumstances that impair uplinks, satellites, downlinks, fiber networks and Conditional Access Systems.  Prolonged or repeated disruptions in our signals could lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues.

Currently, there are a limited number of communications satellites available for the transmission of programming.  Pursuant to the contractual arrangements with the satellite owner, if a transponder were to malfunction, Viasat has the automatic right to receive capacity on a qualifying transponder on other satellites of the satellite owner, provided such capacity is available.  However, if a disruption occurs, there is no guarantee that additional capacity on a qualifying transponder will be available in a timely fashion or at all and the Company may not be able to secure alternate distribution facilities in a cost-efficient and timely manner or at all.  Failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company accesses uplinks and downlinks, and satellite transponder capacity pursuant to contractual arrangements with third-party owners/operators of such communications channels.  There is no guarantee that, upon expiration of the existing contractual arrangements, the Company will be able to renew or extend its access or secure alternative satellite transponder capacity at attractive terms or at all.  This could have a material adverse effect on the Company’s business, financial condition or results of operations.

Competition for the limited satellite transponder capacity may also limit the Company’s ability to grow.  If the Company cannot obtain additional channels on competitive terms, its ability to expand its operations could be restricted, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is dependent on third-party operators to distribute much of its programming.

The Company currently depends on a number of third-party cable, IPTV and mobile broadband operators for the distribution of a large percentage of its programming in each of its Northern European, and some of its Central and Eastern European markets as well as the Russian market.  There can be no assurance that such third-party operators will continue to distribute the Company’s channels in the future.  Any decrease in distribution via, or decrease in fees received by, these third-party operators could have a material negative impact on the Company’s advertising and pay-TV revenues, which in turn could negatively affect other businesses within the Company and could have an overall material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s business is vulnerable to significant changes in technology.

The television broadcasting industry is affected by rapid innovations in technology.  The implementation of new technologies and the introduction of broadcasting distribution systems other than analog terrestrial broadcasting, such as digital terrestrial broadcasting, direct-to-home cable and satellite distribution systems, the internet, video-on-demand and user-generated content sites, and the availability of television programming on portable digital devices, have changed consumer behavior by increasing the number of entertainment choices available to audiences.  This has fragmented television audiences in more developed markets and could adversely affect the Company’s ability to retain audience share and attract advertisers as such technologies and broadcasting systems penetrate its operating markets.

New technologies that enable viewers to choose when and what content to watch, as well as to fast-forward or skip advertisements, may also cause changes in consumer behavior that could negatively affect the Company’s businesses.  The Company’ competitors may strengthen their positions by increasing the capacity of, or developing the means of delivering services favored by changes in consumer behavior.

In addition, compression techniques and other technological developments may increase the number of channels broadcast in the Company’s operating markets and expand programming offerings to highly targeted audiences.  Reductions in the cost of launching additional channels could lower entry barriers for new channels and encourage the development of increasingly targeted niche programming on various distribution platforms.  To maintain its market share, the Company’s television broadcasting operations may be required to expend substantial financial and managerial resources on the implementation of new broadcasting technologies or distribution systems.  Moreover, expansion of the broadcasting industry caused by technological innovation may fuel competition for audiences and advertising revenue as well as the competitive demand for programming.  Any substantial further investment to address such competitions could have a material adverse effect on the Company’s business, financial condition or results of operations.

Technological developments may increase the threat of content piracy and signal theft and limit the Company’s ability to protect its intellectual property rights.

DTH access to the Company’s services is restricted through a combination of physical and logical access controls, including smartcards which the Company provides to its individual DTH customers.  Unauthorized viewing and use of content may be accomplished by counterfeiting the smartcards or otherwise overcoming their security features.  Developments in technology, including digital copying and file compressing, and the growing penetration of high-bandwidth internet connections, increase the threat of content piracy by making it easier to duplicate and widely distribute pirated materials.  In addition, developments in software or devices that circumvent encryption technology increase the risk of unauthorized use and distribution of DTH programming signals.

The Company has taken, and will continue to take, a variety of actions to combat piracy and signal theft, both by itself and, in some instances, together with industry associations.  There can be no assurance that the Company’s efforts to enforce its rights and protect its products, services and intellectual property will be successful in preventing content piracy or signal theft.  Ineffective control over content piracy and signal theft may adversely affect the Company’s revenues from products and services, including, but not limited to, films, television shows and DTH programming and could have a material adverse effect on the Company’s business, financial condition or results of operations.

Changes in the methods of measuring television audiences could reduce the Company’s audience share and ratings.

The systems of audience measurement are different in the territories where the Company operates.  Such systems are revised from time to time to reflect the changing demographic composition of the respective audiences.  When changes to the system of audience measurement occur, the Company attempts to take steps when possible in respect of its programming and distribution to counteract the effects of such changes by adapting to the media consumption patterns of the redefined demographic composition.  It cannot be assured that these steps will be adequate or effective, or that any further changes in the measurement systems will not result in a decrease in the Company’s measured audience shares or ratings, which could lead to a material decrease in its advertising revenue and could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has a significant amount of intangible assets, including goodwill.  If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our results of operations.

The Company maintains substantial goodwill on its balance sheet which has an indefinite life and has primarily been recorded following acquisitions of other companies or their assets.  As at December 31, 2011, such goodwill amounted to SEK 2,447 million.  The Company does not amortize goodwill but instead performs an impairment test annually or when events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.  Intangible assets which are amortized may similarly face a reduction in the fair value, causing impairment losses.  The Company considers all current information in respect of determining the need for or calculating any impairment charge, including changes in the economy, decreases in our audience shares or ratings, increased competition or changes in the audience measurement system.  If events or changes in the economic environment or other factors cause a reduction of the fair value of these assets, the Company may have to recognize impairment losses that could have a material adverse effect on the Company’s business, financial condition or results of operations.  For information about the Company’s impairment losses in 2009 and 2011, see “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results.”

The Company’s debt could adversely affect our financial health, which could adversely affect our results of operations.

Our indebtedness could have an adverse effect on us by:  limiting our ability to borrow money for working capital, restructurings, capital expenditures, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general.  Despite our indebtedness, we may still incur more debt, which could further exacerbate the risks described above.

The Company is exposed to risks associated with disruptions in the financial markets.

The Company is exposed to risks associated with disruptions in the financial markets, which can make it more difficult and more expensive to obtain financing.  For example, adoption of new regulations, implementation of recently enacted laws or new interpretations or the enforcement of existing laws and regulations applicable to financial institutions, the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit.

In addition, disruptions in the financial markets can adversely affect the Company’s lenders, insurers, customers and other counterparties.  For instance, the inability of the Company’s counterparties to obtain capital on acceptable terms could impair their ability to perform under their agreements with the Company and lead to various negative effects on the Company, including business disruptions, decreased revenues and increases in bad debt write-offs.  Any of these events could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to financial covenants of its multi-currency revolving credit facility agreement.  If the Company fails to comply, its debt obligations may be accelerated or credit may be withdrawn.

Under the terms of the Company’s multi-currency revolving credit facility agreement, the Company must comply with certain financial covenants.  If the Company breaches any covenant in the multi-currency revolving credit facility agreement, and fails to receive a waiver regarding such breach from its lenders or sign an amendment modifying such covenant, the Company’s debt obligations under the multi-currency revolving credit facility agreement may be accelerated or further credit may be withheld.  Although it is currently projected that the Company would have sufficient cash on hand and cash from operations to repay in full its obligations under the multi-currency revolving credit facility agreement and continue to fund its operations, if such acceleration does occur, the Company’s liquidity would be negatively impacted and it may be required to implement more restrictive cash management measures.  Moreover, it cannot be assured that the revenue and expense assumptions underlying this projection will prove to be accurate, particularly in light of the uncertain economic environment in which the Company is currently operating.  For more information on the multi-currency revolving credit facility agreement and covenants contained therein, see “Item 5.  Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources.”

The restrictive covenants under the Company’s credit facilities agreements may impose material restrictions on its business.

The Company is subject to certain restrictive covenants under its multi-currency revolving credit facility agreement that limit or restrict its ability to, among other actions:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain loans;

•	create liens on assets;

•	transfer or sell assets outside the ordinary course of business; and

•	merge or consolidate.

The restrictions under the multi-currency revolving credit facility agreement could make it more difficult for the Company to expand, finance its operations or engage in business activities that may be of interest to it, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s broadcasting licenses may not be renewed and may be subject to revocation, and the Company may have difficulties obtaining new licenses.

The Company requires broadcasting and, in some cases, other operating licenses or authorizations from national regulatory authorities in the Company’s operating markets in order to conduct its broadcasting business.  Certain of the Company’s broadcasting licenses will expire at various times within the operational planning horizon of five years.  While the Company expects that its material licenses and authorizations will be renewed or extended as required to continue to operate the Company’s business, it cannot be guaranteed that this will occur or that such licenses will not be subject to revocation, particularly in markets where there is relatively greater political risk as a result of less developed political and legal institutions.

The failure to comply in all material respects with the terms of broadcasting licenses or other authorizations, including the associated applications filed by the Company, may result in such licenses or other authorizations not being renewed or otherwise being terminated.  Furthermore, no assurances can be given that renewals or extensions of existing licenses will be issued on the same terms as existing licenses.

In addition, the Company cannot be certain that it will succeed in obtaining all requisite approvals and licenses in the future for its operations without the imposition of restrictions or conditions which may have an adverse consequence to the Company, or that compliance issues will not be raised in respect of its operations, including those conducted prior to the date of this filing.

Failure to obtain any requisite licenses, non-renewal or termination of any necessary broadcasting or operating licenses or authorizations, or material modification of the terms of any renewed licenses could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has been, and may be in the future, subject to claims of intellectual property infringement, which could have an adverse impact on the Company’s business or results of operations.

From time to time, the Company receives notices from third parties claiming that it infringes their intellectual property rights, such as copyright on soundtracks included in some of the Company’s programming.  Such claims and lawsuits could require the Company to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be restricted preliminarily or permanently from further use of the intellectual property in question.  This could require the Company to change its business practices, adversely affect its ability to compete effectively and have an adverse impact on the Company’s business or results of operations.  Even if the Company believes that the claims are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from its business, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s business is regulated in many jurisdictions.  Changes to laws, rules and regulations or interpretations thereof, and the outcome of court cases could adversely affect the Company’s ability to operate its business and the results of its operations.

The Company’s business is regulated in many jurisdictions.  The regimes which regulate the Company’s business include both European Union (“EU”) and national laws and regulations related to broadcasting, telecommunications (including licensing requirements, access requirements, programming transmission and spectrum specifications), competition (antitrust), gambling and taxation.  Any changes to these laws, rules and regulations, or other rules affecting the Company’s business, and the outcome of court cases could adversely affect the Company’s ability to operate its business and could have a material adverse effect on the Company’s business, financial condition or results of operations.

On July 13, 2011, the European Commission announced a consultation in the form of a Green Paper on the online distribution of audiovisual works in the EU entitled Opportunities and Challenges Towards a Digital Single Market.  The European Commission is currently expected to propose a new Directive in 2012.  Although the Directive will not become law for some time, any significant changes to the law affecting the licensing of content for internet distribution could lead to loss of some revenue associated with delivering exclusive or other content on the internet and have a material adverse effect on the Company’s business, financial condition or results of operations.

It is currently expected that the European Commission will propose a number of new Regulations and Directives in 2012, including (i) a Directive on Collective Rights Management; (ii) a new revision of the IPR Directive; (iii) General Data Protection Regulation (revising the current Data Protection Directive); and (iv) a Directive on the Licensing of Orphan Works.  While none of these Regulations and Directives is currently anticipated to pose a significant risk to the Company’s business, there is no guarantee that any final legislation as adopted will not have a material adverse effect on the Company’s business, financial condition or results of operations.

On October 13, 2011, the European Court of Justice (the “ECJ”) passed judgment in the Airfield/Canal Digitaal v. SABAM and Airfield v. AGICOA cases relating to the issue of payment for the (re)broadcasting of television programs transmitted by broadcasting organizations.  The ECJ found that satellite package providers should obtain authorization from the rights holders to rebroadcast television programs unless the agreement between the rights holders and the broadcasting organization which broadcasts their content includes the right for their programs to be communicated to the pubic through that satellite package provider.  While the effect of the judgment remains uncertain, it may have the long term effect of requiring DTH operators, such as MTG, to pay additional remuneration in order to transmit protected works.  Any additional payment by the Company of retransmission or other fees resulting from the ruling may have a material adverse effect on the Company’s business, financial condition or results of operations.

On October 14, 2011, the ECJ delivered judgment in the joined cases of Football Association Premier League Ltd. and Others v. QC Leisure and Others and Karen Murphy v. Media Protection Services Ltd.  The cases concern the issue of whether measures to enforce exclusive broadcasting rights are compatible with EU law.  The main effect of the judgment is that national legislation cannot make it illegal to sell and use foreign decoder devices to access an encrypted satellite broadcasting service from another member state; the grant of exclusive satellite broadcasting licenses for the territory of one or more member states, which include a provision requiring the licensee not to supply decoding cards enabling viewing of Premier League games outside the licensed territory are contrary to competition (anti-trust) law and communication to the public as defined in relevant legislation covered transmission, to the customers present in a public house.  The judgment has had no significant impact on the Company’s current business, but it cannot be discounted that the judgment may have a material adverse effect on the Company’s business, financial condition or results of operations.

Risks Relating to Ownership of our Shares

Investment AB Kinnevik (“Kinnevik”) has effective control over the Company and this control may discourage or influence certain types of transactions.

Kinnevik owns shares representing approximately 49.9% of the combined voting power of the Company’s outstanding Class A and B Shares.  As a result, Kinnevik may have the ability to control the outcome of matters requiring stockholder approval, including the election of the Company’s entire Board of Directors, the approval of any merger or consolidation and the sale of all or substantially all of the Company’s assets.  We cannot assure you that the intent of Kinnevik will coincide with the interests of the other holders of our shares.  In addition, Kinnevik’s voting power may have the effect of delaying or discouraging offers to acquire the Company because any such acquisition will generally require Kinnevik’s consent.

It cannot be assured that Kinnevik will maintain all or any portion of its ownership of the Company.  Disposition of a sufficient number of shares by Kinnevik could result in a change in control of the Company, and such a change in control could have a material adverse effect on the Company’s business, financial condition or results of operations.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

If we are still an SEC registrant, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2013 fiscal year.  We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404.  We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner.  If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting.  We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter.  We also may need to hire additional qualified personnel in order for us to be compliant with Section 404.  If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of Sweden and substantial portions of our assets are located outside of the United States.  In addition, most members of our Board of Directors and our officers reside outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action.  In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. laws.

A judgment of a United States court would not be enforceable in Sweden against us or our Board of Directors and officers, but would be accepted on an evidential basis in a Swedish legal action.  Swedish courts would have jurisdiction to try a claim against the Company as we have our registered seat and are domiciled in Sweden.  Furthermore, Swedish courts would have jurisdiction to try a claim against certain members of our Board of Directors and our officers who are domiciled in Sweden.  However, it is uncertain whether Swedish courts would consider themselves to have jurisdiction to try an action against us or such members of our Board of Directors or our officers on the merits, solely based upon U.S. federal securities law (this would need to be determined on a case by case basis).

We are a Swedish public company with limited liability.  The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Swedish public limited liability company, and our Class A and Class B shares are traded on NASDAQ OMX Stockholm, a regulated market.  Our corporate affairs are governed by our Articles of Association, the laws governing companies incorporated in Sweden as well as rules of self-regulation on the capital market.  The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.  In the performance of its duties, our Board of Directors is required by Swedish law to consider the interests of the Company, its shareholders, its employees, its creditors and other parties, in all cases with due observation of named laws and self-regulation on the Swedish capital market such as the principle of equal treatment, under which all shares shall enjoy equal right in the company.  The principle of equal treatment is supported by the general clause, which prohibits the provision of an undue advantage to a shareholder or to any other person, to the disadvantage of the Company or any other shareholder.  It is possible that some of these parties whose interest the Board of Directors is required to consider will have interests that are different from, or in addition to, your interests as a shareholder.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We will report under the Exchange Act as a non-U.S. company with foreign private issuer status.  Because we qualify as a foreign private issuer under the Exchange Act and although we follow Swedish laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:  (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.  Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.  Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.  As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Swedish law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We intend to terminate the registration of our Class B shares under the Exchange Act once the applicable conditions are met.

The Company intends to terminate the registration of its Class B shares under the Exchange Act once the applicable conditions are met.  If all conditions are met, the Company will be able, and intends, to terminate the registration of its Class B shares under the Exchange Act immediately following the first anniversary of the effectiveness of this registration statement.  Once registration under the Exchange Act has been terminated, the Company will no longer be subject to the disclosure requirements of the Exchange Act and will not be required to file annual reports on Form 20-F and furnish reports on Form 6-K.

The market price of our shares may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations.  This market volatility, as well as general economic, market or political conditions, could reduce the market price of our shares in spite of our operation performance.  In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our shares could decrease significantly.  You may be unable to resell your shares at or above the price at which they were purchased.

ITEM 4.  INFORMATION ON THE COMPANY

Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used herein:

ARPU

Annualized Average Revenue per User calculated for premium satellite subscribers.

Catch-up Services

Services offering television content delivered on an on-demand basis via non-linear transmission which enables viewers to access programming that has been broadcast in linear stream at a time of their choice, via an Internet- connected Device.

Churn

Subscription disconnections expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of the period.

Conditional Access System

Technology that restricts access to a service or content offering which enables operators to charge for their services or offering.

DTH

Direct-to-home reception of a television program service, the signal for which is transmitted directly to a satellite dish at the place of reception.

Free-TV

TV channels or services broadcast in analogue or digital form which are primarily financed by advertising revenue.

Internet-connected Device

Equipment which is capable of receiving audiovisual content using IP technology, including set-top boxes, personal computers, mobile (and other handheld devices including smartphones), internet-enabled TV sets, tablets and games consoles.

IPTV

A distribution system using cable or telephone wire employing DSL or similar technology which enables delivery of television programming services.

Media house strategy

An MTG expression, which means that the Group clearly profiles its Free-TV channels to target different audience groups, then bundles channels when selling the combined reach to advertisers.

Multi-room

A service by which subscribers locate receiving devices in different rooms in their households.

Multi-screen

A pay-TV service that is not dependent on the use of a particular receiving device.

OTT

Video content delivered “over-the-top” to Internet-connected Devices via the open Internet (as opposed to closed networks).

Pay-TV

TV channels or services broadcast in analogue or digital form which are primarily financed by subscription revenue.

Penetration

Share of households with access to the channel or station in question.

Premium subscriber

Subscriber paying for and receiving premium pay-TV content.

PVR

A personal Video Recorder is a device that digitally records television content in order to enable viewers to watch content at a different time from when it was originally broadcast, which also enables the viewer to “pause” live TV.

Share of viewing

Measured proportion of people viewing a particular channel as a percentage of the total measured audience.  If it is commercial share of viewing, it excludes channels (public service broadcasters) that do not show advertising.  Such share of viewing data is also often measured among specific target groups and typically according to an age profile.

Viaplay

The new brand name for the multi-screen on-demand pay-TV service, formally known as Viasat On Demand which provides streamed movies, live sports coverage, TV series and Catch-up Services to Internet-connected devices.

ViasatPlus

The brand name for Viasat’s PVR service.

A.    History and Development of the Company

Broadcasting Assets and Businesses

Modern Times Group MTG AB (publ) is a Swedish public limited liability company that is subject to the provisions of the Swedish Companies Act (the “Companies Act”).  Modern Times Group MTG AB (publ) was incorporated on October 26, 1987 with Bolagssverket (the Swedish Companies Registration Office) and its registration number is 556309-9158.  The registered office of Modern Times Group MTG AB (publ) is Skeppsbron 18, P.O. Box 2094, S-103 13 Stockholm, Sweden, and the telephone number is +46 8 562 000 50.

Investment AB Kinnevik (formerly Industriförvaltnings AB Kinnevik) (“Kinnevik”) was MTG’s parent company prior to the demerger of MTG from Kinnevik by means of the distribution of MTG shares as a special dividend to Kinnevik shareholders on September 15, 1997.  The special dividend comprised the distribution of one MTG Class A share for each Kinnevik class A share held and one MTG Class B share for each Kinnevik class B share held.

Kinnevik entered the media sector in the mid-1980s when it was a member of the consortium that operated the Astra satellites, which it then used to launch and distribute TV3 as the first Scandinavian commercial television channel in 1987.  TV3 was divided into three distinct language and content channels in 1989 through the launch of TV3 Sweden, TV3 Denmark and TV3 Norway.  Due to the limited infrastructure available in the Scandinavian television industry, Kinnevik expanded its operations through the establishment of the Strix television production company in 1988, and the acquisition of Subtitling and Dubbing International in 1990.  Kinnevik then launched premium pay television channel TV1000 in 1989 and created marketing and distribution company Viasat AB in 1990 to manage the service for its direct to home satellite subscribers via a decoder and smartcard system.  MTG, which comprised all of the above businesses, commenced operations as Kinnevik’s media division in 1994.

Television

MTG has expanded its free-TV television operations in Scandinavia by launching or acquiring channels including ZTV, 3+, Viasat +, TV8, Viasat4, TV6, TV3 PULS and TV10 in Sweden, Norway or Denmark and making them as broadly available as possible on the Viasat satellite platform, third-party broadcast platforms and the internet.  MTG has also expanded its pay-TV operations across the Nordic region by launching a wide range of Viasat sports, documentary and movie channels under the Viasat or TV1000 brands, and by including a number of third-party channels in the channel packages that it sells on its own satellite pay-TV platform.  Viasat’s pay-TV channels have been made available on the Viasat satellite platform, as well as third-party networks and the internet.

MTG expanded into the Baltic region by acquiring TV channels in Estonia in 1996, Lithuania in 1997 and Latvia in 1998.  The channels were re-launched in each country as TV3 and followed by the launch of new channels Tango TV, TV6 and TV8 in Lithuania, and 3+ and TV6 in Estonia and Latvia.  MTG also expanded its television operations into Hungary in 2000 by acquiring 95% of Alfa TV Kft, which operated a television channel that was re-launched as Viasat 3 Hungary.  In 2000, MTG also acquired 75% of ZAO “TV DARIAL” (“DTV”), which operated the DTV Russian national commercial television station and acquired the remaining 25% in 2004.  MTG further expanded its presence in Russia in 2002 by acquiring approximately 37% of StoryFirst Communications, Inc. (“StoryFirst”).  StoryFirst was a U.S. private corporation that owned and operated the CTC national commercial television broadcasting network and six local radio stations in Russia.  MTG subsequently increased its shareholding in StoryFirst to 39.8% in 2004.  StoryFirst was renamed as CTC Media, Inc. (“CTC Media”) in 2004 and its shares were listed on the NASDAQ stock exchange in the U.S. in 2006.  MTG owned 38.2% of CTC Media’s common stock as of the end of 2011.  MTG sold all of the shares in DTV to CTC Media in 2008 for a total cash consideration of $395 million.

MTG signed a partnership agreement with Strong Media Group Ltd. in 2007 to launch the first digital premium DTH satellite pay-TV platform in Ukraine and subsequently launched the Viasat Ukraine platform in 2008 as a 50% owned joint venture.  MTG acquired a further 35% of Viastrong Holding AB in 2010 and now owns 85% of the company, which operates the Viasat Ukraine platform through Vision TV LCC.

MTG acquired 50% of Raduga Holdings S.A. (“Raduga”) in February 2010.  Raduga is the sole owner of LCC DaoGeoCom, which operates Russian nationwide DTH satellite pay-TV platform Raduga TV.

MTG began to sell customized versions of its Viasat channels to third-party pay-TV broadcasters in central and eastern Europe in 2003.  A total of 19 Viasat and joint venture movie, sports and documentary channels were available on third-party broadcast networks by the end of 2011 in countries across Europe, the U.S. and Africa.

MTG acquired 50% and management control of GES Media Holding a.s. (“GMH”) in the Czech Republic in 2005.  GMH owned 100% of TV Prima, which was the second-largest national television channel in the Czech Republic.  MTG subsequently launched new free-TV channels “Prima COOL” in 2009 and “Prima Love” in 2011.

MTG acquired 100% of Prva TV d.o.o (“PRVA”) in Slovenia in 2006.  PRVA was the third-largest free-TV channel in Slovenia and was subsequently rebranded as TV3.  By the end of 2011, the management and the Board of Directors decided to close down the Slovenian business.

MTG acquired 50% and management control of Balkan Media Group Limited (BMGL) in 2007 for a total cash consideration of EUR 11.6 million.  BMGL owned and operated six TV channels in Bulgaria and a TV broadcaster in Macedonia.  MTG acquired 100% of Nova Televizia in Bulgaria in 2008 on a cash and debt-free basis for EUR 620 million in cash.  Nova Televizia operated the “Nova” TV channel, which was the second-most watched free-TV channel in Bulgaria, and owned 80% of Bulgarian women’s magazine “EVA.”  MTG subsequently merged all of its Bulgarian broadcasting assets into MTG subsidiary Nova Televizia in 2009.  MTG owned 95% of the enlarged Nova Televizia group as of the end of 2011.

MTG expanded its free-TV operations outside Europe for the first time with the launch of the Viasat1 national terrestrial free-TV channel in Ghana in West Africa in 2008.

Radio

MTG expanded its operations and holdings into other media sectors including radio, traditional and electronic publishing, electronic commerce, film and television production, and subtitling and dubbing.

Kinnevik acquired commercial radio licenses in 1993 and launched a number of stations.  The “Rix FM” national commercial network was launched in 1999.  In the demerger from Kinnevik in 1997, MTG also received a 33.1% shareholding in the P4 Radio Hele Norge ASA (“P4”) national commercial station in Norway, which had been launched in 1993, and subsequently by means of various share purchases in 2004 and 2006 increased its ownership in P4 to 100%.  MTG Radio acquired 49% of three Estonian radio stations in 1998 and re-launched them under the “Easy FM” brand, which was then expanded to Latvia by the acquisition of 50% of a Latvian radio network.  “Easy FM” was rebranded as “Star FM” in 2000 and MTG increased its ownership in each of the networks to 100%.  “Power Hit Radio” was then launched in Estonia in 2000 and in Lithuania in 2003.  In 2000, MTG acquired approximately 15% indirect ownership in Radio Nova, Finland’s most listened to commercial radio station, and subsequently increased the shareholding to 22%.  MTG acquired the “Lugna Favoriter” and “Wow105.5” local radio stations in Stockholm in 2002.  P4 subsequently launched the P5 local radio stations in Norway.  MTG has operated a number of other commercial radio station brands in Sweden including “Metro Radio,” “Power Hit Radio,” “Bandit” and “Radio 1,” and currently also operates a number of NRJ stations in Sweden and Norway under agreements with subsidiaries of NRJ Group S.A.

Non-broadcasting assets and businesses

MTG acquired Swedish magazine publisher “Moderna Tider Förlags AB” and Swedish book publisher “Brombergs Bokförlag AB” in 1999 and then broadened its publishing operations to include business magazine “Kapital.”  MTG also increased its shareholding in Swedish daily financial newspaper publisher “Finanstidningen AB” to 100% in 1999.  MTG acquired weekly newspaper publisher “Vision Direkt i Sverige AB” in 2002 and the “Vision” and “Finanstidningen” publications were combined to form new newspaper “Finans Vision.”  The “Finans Vision,” “Moderna Tider” and “Kapital” titles all subsequently ceased publication and the assets of “Brombergs Bokförlag AB” was sold to a third-party in 2006.  Brombergs Bokförlag was the last significant publishing asset owned by MTG, and the Group did not have any significant publishing assets after this time.

MTG launched the “Metro” newspaper in Stockholm in 1995.  The newspaper was distributed free of charge and solely funded by advertising sales.  Metro International S.A. (“Metro”) was incorporated in Luxembourg as the holding company for all of the Metro newspaper operations and the company was demerged from MTG by means of the distribution of Metro shares as a special dividend to MTG shareholders in August 2000.  MTG converted certain loans receivable from Metro into shares at the time of the demerger and also subscribed to certain new interest bearing loan notes issued by Metro at the time.  MTG also subscribed to various subsequent rights issues by Metro.  The loan notes were converted into Metro shares in 2003 and the majority of the shares were distributed to MTG shareholders as a special dividend in 2006.  The distribution had a market value of SEK 1.5 billion as at the close of trading on the record date.  MTG’s retained shareholding as of December 31, 2011 amounted to 3,538,242 Metro Class A shares and 3,722,342 Class B shares, representing 1.34% of the voting rights and 1.38% of the equity in Metro, as well as 18,151,460 warrants.

MTG Modern Studios and its content production businesses were expanded beyond the Strix television production company to include Swedish commercial publishing house Redaktörerna, Scandinavian investment community events management company Financial Hearings, the Freeport production company, the Sonet Film movie production and distribution company in Sweden, the Modern Entertainment movie rights acquisition and distribution company, the Modern Games electronic games development company, the Nordic Artist event production business, the Modern Sports & Events Nordic sports management and promotion company, and concept developer Engine Holding AS.  All of these businesses were subsequently sold or closed down, except Strix and Redaktörerna, as the Group focused on its core broadcasting assets.

MTG also diversified its operations by expanding its TV-Shop television-based retailing subsidiary across Scandinavia and the rest of Europe.  MTG launched TV-Shop in 1994 and TV-Shop expanded its business by launching the PIN24 home shopping channel in 2000 in Scandinavia and the UK, and subsequently launched a German language version of the channel in 2002.  MTG continued to develop its retail offering through the launch of “CDON.com” in Sweden in 1999, to sell recorded music, film, computer games and related products over the internet.  “CDON.com” was subsequently expanded into Norway, Denmark, Finland and the Netherlands in 2000.  Additional internet retail stores were subsequently launched or acquired including “Nelly.com,” “LinusLotta.com,” “Heppo.com,” “Gymgrossisten.com,” “Bodystore.com,” “Bookplus.fi” and “Lekmer.se,” and rolled out across the Nordics and internationally.  In 2007, MTG refined its focus on online retailing through the sale of the TV-Shop operations to Guthy-Renker Europe AB.  CDON Group was incorporated in Sweden as the holding company for all of MTG’s internet retailing operations.  The company was demerged from MTG by means of the distribution of CDON Group shares as a special dividend to MTG shareholders in December 2010.  The special dividend comprised the distribution of one CDON share for each MTG class A or B share outstanding.  The distribution had a market value of SEK 2 billion as of the close of trading on the record date.  The market value as of December 31, 2011 was SEK 2.5 billion.  CDON’s shares were listed on the NASDAQ OMX Stockholm stock exchange.  MTG also subscribed for 100% of a SEK 250 million convertible bond issued by CDON in 2010.

In 1990, MTG acquired a majority shareholding in the SDI Media subtitling and dubbing business.  MTG subsequently expanded SDI Media business by increasing its presence in the Middle East, the U.S. and Asia.  The company was sold to private equity firm Warburg Pincus in 2004.

MTG entered the online betting market in 2004 with the acquisition of 19.9% of Nordic Betting Limited, which operated online betting and gaming business Bet24.  MTG further increased its shareholding in the business in 2005 and 2006.  MTG owns 90% of Modern Betting Limited, which owns 100% of Nordic Betting Limited.

B.    Business Overview

MTG is organized and reports the results of its operations in various segments.  The structure currently comprises the business segments “Free-TV Scandinavia,” “Pay-TV Nordic,” “Free-TV Emerging Markets,” “Pay-TV Emerging Markets,” “Associated Company CTC Media” and “Other Businesses.”  The following discussion is based upon the structure of MTG’s operations through December 31, 2011, and as accounted for in MTG’s consolidated financial statements as of and for the year ended December 31, 2011.

MTG’s organizational structure is designed to enable its units to maintain and develop their positions in the markets in which they operate, and to exploit their established brands.  Responsibility for each of the business areas resides with MTG’s separate operating subsidiaries.

Strategy

MTG is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses.  MTG’s Viasat Broadcasting business area operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third-party networks, and also distributes TV content over the internet.

MTG’s strategy is to continue to grow its sales and profits and shareholder value by expanding its existing operations, launching new businesses and acquiring companies, while maintaining strict cost control and effective capital allocation across the Group.

MTG’s investments are focused on content production and branding, programming, technology and geographical expansion into new territories.  The Group broadcasts in a wide range of formats on its own satellite platforms in nine countries and on third-party broadcast networks (terrestrial, cable, satellite and IPTV) and over the open internet.  The Group is constantly increasing the number of in-house and third-party channels on these platforms and adding attractive content and segmenting its offering in order to increase its subscriber base and pricing power.  It is also investing in programming and channels in order to drive up its commercial share of viewing, advertising prices and overall TV advertising market shares.  In addition, the Group seeks to expand its broadcasting businesses into new markets by means of greenfield start-ups or acquisitions, with a particular focus on central and eastern Europe and Africa.  MTG also reviews opportunities, as they arise from time to time, to consolidate its existing market positions by acquiring competing or complementary businesses.

MTG benefits from its scale and integrated operations in terms of synergies among its operations in areas such as content production, acquisition and distribution, cross-promotional marketing and sales, customer relationship management and targeting, and the exporting of proven concepts to new markets.

MTG is also the largest shareholder in Russia’s leading independent television broadcaster, CTC Media, and is focused on driving up the value of its investment by actively engaging in the strategic development of the business.

The Market for MTG’s Services

MTG’s revenues are primarily derived from advertising revenue from its free-TV channels, and subscription revenues from the Viasat satellite pay-TV platforms in Scandinavia, the Baltic countries, Ukraine and Russia and its business as a virtual TV operator in third-party networks, primarily in Scandinavia.  Furthermore, the Group generates subscription revenues through the distribution of 19 proprietary Viasat-branded channels via third-party pay-TV networks to subscribers in 30 countries.  The Group also has subscription revenue streams from carriage fees, generated by sales of its free-TV channels to third-party networks.

The Group generated 44% of its revenues from advertising in 2011, compared to 43% in both 2010 and 2009.  MTG has a wide-ranging client base among advertising buyers in each of its free-TV markets, and works both with media agencies as well as directly with advertisers.

The Group generated 47% of its revenues from subscription fees in 2011, compared to 46% in 2010 and 47% in 2009.

The Group believes that its current free-TV media houses and businesses and its pay-TV platforms, offerings and activities are well positioned in their respective markets and will allow MTG to continue to capitalize on the development of these markets in the future.

MTG also generates a proportion of annual revenues from other business to business and business to consumer sales.  These primarily comprise revenues from the Group’s betting business Bet24, as well as revenues from its content production businesses under the Modern Studios umbrella.  The Group generated 9% of its revenues from business to business/business to consumer sales in 2011, compared to 11% of revenues in 2010 and 10% of revenues in 2009.

Competition

The Group’s primary competitors in the Free-TV Scandinavia segment are the commercial TV broadcasting incumbents TV4 Group (“TV4”) in Sweden, TV2 AS in Norway (“TV2 Norway”) and TV 2|DANMARK A/S (“TV2 Denmark”).  MTG also competes against the Scandinavian television and radio assets of SBS Broadcasting, which is owned by German broadcasting group ProSiebenSat.1.  In the Emerging Markets, MTG’s free-TV channels compete against a number of local and international players, including Central European Media in the Czech Republic and Bulgaria.  The Group’s competitors in Estonia include assets owned by Norwegian media group Schibsted.  The Group faces local competition in Latvia and Lithuania.

MTG’s Pay-TV Nordic segment competes against the Canal Digital satellite TV platform, which is owned by Norwegian telecommunications group Telenor ASA.  MTG’s pay-TV business in the Nordics also competes against other pay-TV cable TV networks, digital terrestrial networks (in particular Boxer and Riks TV) and IPTV businesses (in particular Telia in Sweden, Telenor in Norway and TDC in Denmark).  MTG also competes against the content aggregator and channel provider C More Entertainment, which is owned by the Swedish commercial TV broadcasting incumbent TV4 Group.

In the Baltic states, MTG’s satellite TV business competes against cable TV and IPTV businesses.  In Russia, MTG’s Raduga competes against both cable TV and IPTV businesses, as well as against the Tricolor and NTV+ satellite platforms.  MTG’s Ukrainian satellite TV platform today primarily competes against cable TV networks in the country.

MTG’s radio businesses in Scandinavia primarily compete against the radio assets of SBS Broadcasting.

Seasonality

Please see “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results — Seasonality.”

Viasat Broadcasting Business Area

The Viasat Broadcasting business area comprises the Group’s core broadcasting operations in Scandinavia, the Nordics and the Emerging Markets.  It consists of the business segments Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets and Associated Company CTC Media.  Viasat’s free-TV businesses broadcast 29 free-TV channels in 11 countries, while its pay-TV businesses offer satellite subscribers packages of 38 Viasat branded channels and a wide selection of third-party channels via satellite platforms in 9 countries.  Viasat also makes its channels and content available as a virtual operator in third-party networks across the Nordic region, and operates a leading OTT offering in the Nordic region under the Viaplay brand.  In addition, Viasat distributes 19 of its channels on third-party networks in 30 countries across Central and Eastern Europe, Africa and the U.S.

The Viasat Broadcasting business area is comprised of five business segments as follows:

•	Free-TV Scandinavia

•	4 free-TV channels in Sweden

•	2 free-TV channels in Norway

•	3 Free-TV channels in Denmark

•	Pay-TV Nordic

•	Satellite TV platforms in Sweden, Norway, Denmark and Finland

•	Channel package offering as a virtual operator in third-party cable TV and IPTV networks

•	Online OTT subscription pay-TV service Viaplay offered over the open internet

•	Free-TV Emerging Markets

•	3 free-TV channels in Estonia

•	3 free-TV channels in Latvia

•	2 free-TV channels in Lithuania

•	3 free-TV channels in the Czech Republic

•	4 free-TV channels in Bulgaria

•	1 free-TV channel in Ghana

•	Pay-TV Emerging Markets

•	Satellite TV platforms in Estonia, Latvia, Lithuania, Ukraine and Russia

•	Channel package offering as a virtual operator on third-party IPTV network in Estonia

•	Wholesale “mini-pay” offering of 19 Viasat channels distributed via third-party pay-TV networks to subscribers in 30 countries across Central and Eastern Europe, Africa and United States

•	Associated Company CTC Media

•	3 free-TV channels in Russia

•	1 free-TV channel in Kazakhstan

•	1 TV company in Maldives

•	Pay-TV CTC channel in Baltic States, Germany, Israel and North America

The Viasat Broadcasting business area also includes Viasat Broadcasting Central Operations, which comprises (i) MTG companies that provide services solely to, or broadcast transmissions for, the Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets and Pay-TV Emerging Markets segments and (ii) MTG’s subsidiaries MTG Broadcasting and Viasat Sport and joint venture TV2 Sport in Denmark.

MTG acquires or commissions the majority of its television programming content (including movies, sports, dramas, comedies, documentaries, reality shows and soaps) from Hollywood studios, independent production companies and sports rights holders. MTG also produces certain programming in-house. MTG also purchases a wide range of free-TV and pay-TV channels from third party broadcasters for inclusion in its pay-TV packages.

MTG’s operating companies regularly purchase advertising on MTG’s free-TV channels, radio stations and websites, as well as in third party media (TV, radio, online, outdoor and print) and uses direct marketing (as permitted) to promote its free-TV channels, radio stations and pay-TV package offerings and services, in order to attract additional viewers, listeners and subscribers, and to build brand awareness and recognition levels. MTG also actively cross-promotes its services by using unsold airtime on its TV channels and radio stations and through its large number of websites. MTG also markets its pay-TV offerings through its relationships with retailers, third party resellers and by using customer relationship management (call center) services.

MTG transmits its satellite broadcasts mainly using the Astra 4A satellite located at orbital position 5 degrees East.  ASTRA 4A is a multi-mission Ku / Ka-band satellite that supports services for DTH broadcasting, cable TV feeds, occasional transmissions and broadband solutions to Europe, Nordics and Sub-Saharan Africa.  MTG uses around 20 transponders on the satellite and the capacity is leased from the satellite owner SES S.A.  Pursuant to the contractual arrangements with the satellite owner, if a transponder were to malfunction, Viasat has the automatic right to receive capacity on a qualifying transponder on other satellites of the satellite owner, provided such capacity is available.

Free-TV Scandinavia

Overview

MTG’s Scandinavian free-TV operations consist of the transmission of advertising-financed television channels generally available to viewers without the payment of a subscription fee.  MTG transmits its Scandinavian free-TV channels from its primary broadcast center in London, United Kingdom.  By utilizing a broadcast center in London, MTG is able to achieve economies of scale in many areas, including transmission, administration, program planning and scheduling, and marketing.

Transmitting from the United Kingdom allows MTG to take advantage of the regulatory regime overseen by Ofcom, the UK communications regulator.  Historically, this allowed the Group’s channels to broadcast advertising on a more favorable schedule and with greater frequency than pursuant to regulatory regimes in Scandinavia.  The regulation for advertising minutage in Scandinavia has now however been changed, and the frequency of advertising allowed in these countries is similar to that allowed by Ofcom.

Audience Shares

MTG reports the audience shares for its channels on a combined “media house” basis in each country, which means that MTG reports a total audience share in the target demographic, comprising the audience shares of all of its individual channels in that country.  The Group’s commercial share of viewing in the target demographic is presented in the following table:
Commercial share of viewing (%) (age 15-49 years) (1)	2011	2010	2009
Sweden (TV3, TV6, TV8, TV10)	35.8	36.8	36.1
Norway (TV3, Viasat4)	22.4	26.4	27.3
Denmark (TV3, TV3+, TV3 PULS)	24.1	24.5	23.3

(1)
The commercial share of viewing data for Sweden are according to Mediamätning i Skandinavien (“MMS”), which conducts daily measurements of TV viewing by electronic meters located in a nationally representative panel.  The commercial share of viewing data for Norway and Denmark are according to TNS Gallup.  TNS is a leading market research group with operations in more than 80 countries.

Sweden

MTG’s Swedish media house comprises the TV3, TV6, TV8 and TV10 free-TV channels.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues comes from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the terrestrial TV network in Sweden was completed in 2008.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Sweden and was launched in 1987.  TV3 is available through Viasat’s and Canal Digital’s satellite TV platforms in Sweden and is also distributed via IPTV and cable TV networks.  TV3 in Sweden had a penetration of 88% at the end of 2011, 87% at the end of 2010 and 88% at the end of 2009.

TV6

TV6 is a broad entertainment channel with a younger, male-skewed target audience.  The channel broadcasts a wide range of locally produced and acquired entertainment content.  TV6 was launched in Sweden in May 2006.  In Sweden, TV6 is made available through Viasat’s digital satellite TV platform, as well as through the digital terrestrial network and through IPTV and Cable TV networks.  TV6 in Sweden had a penetration of 88% at the end of 2011, 2010 and 2009.

TV8

TV8 targets a more mature audience in the 35+ year demographic, and offers current affairs and lifestyle programs mixed with series, movies and occasionally sports.  TV8 was launched in October 1997.  TV8 is available through Viasat’s and Canal Digital’s digital satellite TV platforms, in the digital terrestrial network and through IPTV and cable TV networks.  TV8 had a penetration of 66% at the end of 2011 and 2010, and 65% at the end of 2009.

TV10

TV10 broadcasts a mixture of sports and factual programming, targeting a male audience in the age group of 25-59.  The channel was launched in September 2010.  The sports broadcast on the channel include content from UEFA Champions League, Formula One and ATP Tennis, as well as other premium sports.  TV10 is available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks.  TV10 had a penetration of 47% at the end of 2011 and 40% at the end of 2010.

Norway

MTG’s Norwegian media house comprises the channels TV3 and Viasat4.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues comes from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the Norwegian terrestrial TV network was completed on December 1, 2009.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Norway and was launched in 1987.  In Norway, TV3 is available through Viasat’s and Canal Digital’s satellite TV, as well as in the digital terrestrial network, and is also distributed via IPTV and cable TV networks.  TV3 in Norway had a penetration of 75% at the end of 2011 and 2010, and 68% at the end of 2009.

Viasat4

Viasat4 is MTG’s secondary channel in Norway, and targets a broad, younger, male-skewed demographic.  Viasat4 was launched in September 2007.  Viasat4 is available through Viasat’s and Canal Digital’s digital satellite TV platforms, in the digital terrestrial network and through IPTV and cable TV networks.  Viasat4 had a penetration of 75% at the end of 2011 and 2010, and 68% at the end of 2009.

Denmark

MTG’s Danish media house comprises the channels TV3, TV3+ and TV3 PULS.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the Danish terrestrial TV network was implemented on November 1, 2009.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Denmark and was launched in 1987.  In Denmark, TV3 is distributed through Viasat’s satellite TV platform as well as on third-party cable TV and IPTV networks.  TV3 in Denmark had a penetration of 67% at the end of 2011, 69% at the end of 2010 and 68% at the end of 2009.

TV3+

TV3+ is a broad entertainment channel skewed towards male viewers, and broadcasts series, movies as well as live football.  TV3+ was launched in April 1996.  In Denmark, the channel is made available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks.  TV3+ had a penetration of 60% at the end of 2011, 62% at the end of 2010 and 65% at the end of 2009.

TV3 PULS

TV3 PULS is MTG’s third Danish entertainment channel and broadcasts exclusive live coverage of the Formula One motor racing and MotoGP motorcycle grand prix championships, as well as blockbuster movies, top drama series and popular lifestyle programs.  TV3 PULS was launched in March 2009.  The channel is positioned between the female-skewed TV3, and male-skewed TV3+, and targets both men and women within the 15-49 year demographic.  TV3 PULS is available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks.

Pay-TV Nordic

MTG’s Nordic pay-TV operations package, market and sell MTG’s own content and channels, as well as a wide selection of third-party content.  MTG has contracts with major Hollywood studios, and also has the exclusive broadcasting rights to a wide range of premium sports content ranging from football, ice hockey and American football to motor racing, golf, tennis and boxing.  MTG packages this content on its own thematic premium pay-TV channels under the Viasat brand, and on its online pay-TV platform Viaplay.  MTG also has distribution rights for a wide range of thematic international third-party channels.  MTG also makes its own free-TV channels available on its pay-TV platform.

MTG’s satellite platforms in the Scandinavian countries offer subscribers a range of content packages.  These packages range from basic offerings, which consist of popular free-TV channels and thematic international channels, to premium offerings, which include a high number of general and thematic free-TV and pay-TV channels.  These offerings include popular TV content, new and library movie titles and premium sports content.  MTG’s satellite proposition also offers a number of value-added services like multi-room subscriptions, HD and 3D content, PVRs and selection of catch-up content, both from MTG and third-party content providers through the digital set-top box.

MTG also makes its content packages available on major third-party IPTV and cable TV networks in Scandinavia.  The Group signed the first agreement to provide its channel packages in an IPTV network in 2008, and has since signed agreements with a majority of the leading IPTV and cable TV networks in Scandinavia.  In most cases, these agreements allow the Group to market and sell its channels directly to the subscribers of each respective network, and the agreements are structured on a revenue sharing-basis.

MTG also offers its content through its online pay-TV service Viaplay, which was launched in February 2010.  Viaplay is a streaming service and a tried subscription package structure that ranges from a basic TV content offering, to a premium offering of live sports, current and library movie titles and TV content.

Primary brands

Viasat.  Viasat is the brand of MTG’s satellite TV offering, and the Viasat satellite TV platforms are available in Sweden, Norway, Denmark and Finland.  MTG also offers a portfolio of premium pay-TV channels under the Viasat brand.  The portfolio comprises the following brands:
Standard definition channels	Sweden	Norway	Denmark	Finland
Viasat Film	Yes	Yes	Yes	Yes
Viasat Film Action	Yes	Yes	Yes	Yes
Viasat Film Nordic	Yes	Yes	Yes	Yes
Viasat Film Family	Yes	Yes	Yes	Yes
Viasat Film Classic	Yes	Yes	Yes	Yes
Viasat Film Drama	Yes	Yes	Yes	Yes
Viasat Sport	Yes
Viasat Fotboll	Yes
Viasat Fotball		Yes
Viasat Hockey	Yes			Yes
Viasat Motor	Yes	Yes
Viasat Golf	Yes	Yes	Yes	Yes
TV2 Sport			Yes
TV2 Sport Premier League			Yes
Viasat History	Yes	Yes	Yes	Yes
Viasat Explorer	Yes	Yes	Yes	Yes
Viasat Nature	Yes	Yes	Yes	Yes
Viasat Crime	Yes	Yes	Yes	Yes
High Definition and 3D	Sweden	Norway	Denmark	Finland
Viasat Film HD	Yes	Yes	Yes	Yes
Viasat Film Action HD	Yes	Yes	Yes	Yes
Viasat Film Nordic HD	Yes	Yes	Yes	Yes
Viasat Film Family HD	Yes	Yes	Yes	Yes
Viasat Film Drama HD	Yes	Yes	Yes	Yes
Viasat Fotboll HD	Yes
Viasat Motor HD	Yes
Viasat Premier League HD	Yes
TV2 Sport HD			Yes
TV2 Sport Premier League HD			Yes
Viasat Sport HD		Yes

Viasat Film

The Viasat Film channel family comprises thematic premium movie channels, offering a wide range of international and Scandinavian content.  The channels are divided by theme in order to provide viewers with a clear range of diverse content under the Viasat brand.  The Viasat Film channels were marketed and sold under the TV1000 brand until February 2012, and the new Viasat Film branded channels were launched on March 1, 2012.  The launch was supported by an extensive pan-Nordic campaign, in order to support the rebranding and drive the uptake of the new channels among subscribers in the Nordic countries.

Viasat Documentary Channels

MTG offers four documentary channels under the Viasat brand.  Viasat History is a documentary channel featuring a blend of ancient and modern history, biography and popular culture in a variety of TV formats.  Viasat Explorer is a documentary channel for those seeking thrills and adventure, travel, boys toys, extreme weather and famous criminal stories.  Viasat Nature offers a wide range of high-quality, award-winning and entertaining nature documentaries.  Viasat Crime is a fictional crime channel that offers American and British crime series, mini-series and dramas.

Viasat Sports Channels

MTG offers an extensive portfolio of premium sports channels on its satellite platforms in the Nordic countries as well as in the third-party networks where it markets and sells its content.  Viasat’s sports channels are divided into thematic standard and high definition channels, and offer football, racing, tennis, golf, boxing, ice hockey and American football, as well as a number of other sports.

MTG’s Danish sports offering operates under the TV2 Sport brand.  TV2 Sport is a joint venture equally owned by MTG and TV 2 Denmark.  The TV2 Sport channel in Denmark features a variety of premium sports rights as football, tennis, cycling, boxing and motor racing.  The portfolio is based on sports rights acquired by TV2 Sport, as well as on a combined pool of sports rights of Viasat and TV2, which currently includes the UEFA Champions League, Superligaen (Denmark’s premier football league) and the National Football League (NFL).

Viasat Sweden

Viasat’s Swedish satellite TV offering comprises five different interest packs.  The Entertainment package offers 18 broad and thematic free-TV and pay-TV channels, including free-TV channels from competing commercial free-TV operators.  The Documentary package offers 12 thematic documentary and news channels, including Explorer, Viasat History and Viasat Nature, as well as popular channels such as National Geographic, CNN and CNBC.  The Children’s package comprises 10 popular third-party children and youth-focused channels, including the Disney channel, Nickelodeon and MTV.  The Sports package comprises the four thematic premium Viasat channels, Viasat Fotboll, Viasat Motor, Viasat Hockey and Viasat Sport, as well as the sport-focused free-TV channels TV10 and TV4 Sport.  The Film package comprises at total of 8 channels, which include Viasat’s own thematic Viasat Film, Viasat Film Nordic, Viasat Film Action, Viasat Film Family, Viasat Film Classic and Viasat Film Drama, as well as two third-party adult entertainment channels.  Viasat also has an HD channel offering which includes HD versions of free-TV channels, third-party channels and Viasat’s own thematic sports and movie channels.

Viasat Norway

Viasat’s Norwegian satellite TV offering comprises five different interest packs.  The “Folkepakken” corresponds to the Entertainment pack in Sweden and offers 19 popular free-TV and pay-TV channels focusing on entertainment and news.  The pack includes Viasat’s free-TV channels TV3 and Viasat4, as well as the thematic Viasat Crime channel, as well as the catch-up service for the TV3 channel.  The Movie pack includes a total of 12 movie channels, and consists of Viasat’s own Viasat Film, Viasat Film HD, Viasat Film Nordic, Viasat Film Action, Viasat Film Family, Viasat Film Classic and Viasat Film Drama channels, a number third-party movie channels, as well as the Viasat Film and Viasat Film HD catch-up channels.  The Sports package comprises the Viasat Fotball, Viasat Motor, Viasat Hockey, Viasat Sport and Viasat Sport HD channels.  The Children’s package consists of 8 third-party channels offering children’s and youth programming, including the Disney Channel, Nickelodeon and Cartoon Network, as well as two catch-up channels.  The Documentary and News pack contains 8 thematic channels which include the Viasat Explorer, Viasat History and Viasat Nature channels as well as popular third-party channels.  The pack also offers two catch-up channel services.

Viasat Denmark

Viasat’s Danish satellite TV offering comprises 6 interest packs.  The “Bonus” pack corresponds to the Swedish “Entertainment” pack, and comprises a total of 15 free-TV and pay-TV channels focused on broad entertainment.  The “Bonus” pack includes Viasat’s Danish free-TV channels as well as third-party channels.  The “Entertainment and News” pack offers 10 third-party channels with a focus on news broadcasting.  The Documentary pack offers a total of 8 thematic documentary channels and includes Viasat’s own Viasat History, Viasat Explorer, Viasat Nature and Viasat Crime channels.  The “Children’s and Music” pack offers a total of 13 third-party channels, including the Disney Channel, Cartoon Network, Nickelodeon and MTV.  The Danish Sports pack offers four premium sports channels including two TV2 Sport joint venture channels.  The Film pack comprises a total of 9 movie channels, including Viasat’s own Viasat Film, Viasat Film Action, Viasat Film Family, Viasat Film Drama, Viasat Film Nordic and Viasat Film Classic, as well as the Viasat Film Play catch-up channel service.

Viasat Finland

Viasat’s Finnish offering currently consists of a premium “Double Platinum” package, which comprises 42 channels, including the Group’s own Swedish free-TV channels and premium thematic pay-TV channels, as well as a wide range of third-party premium channels.  Viasat’s value-added services are also made available in Finland, and include a multi-room option, a premium tier HD recordable PVR set-top-box, a 3D offering, as well as an offering which allows subscribers to temporarily shift their offering to a vacation home.

Virtual Operator in Third-Party Networks

In May 2008, Viasat signed a ground breaking agreement with one of the leading Swedish IPTV operators, which enabled Viasat to market and sell its pay-TV channel packages directly to broadband and IPTV subscribers.  In the following years, Viasat went on to sign a large number of similar agreements with major cable and IPTV networks in Scandinavia.  Viasat is now focused on selling its content packages in third-party networks in the four Nordic countries.  The pricing of Viasat’s offerings on third-party networks typically reflects the corresponding package price paid by subscribers on the respective satellite platform in each country, but due to bandwidth limits in the third-party networks, Viasat does not offer its value-added services for its third-party subscribers at this stage.

Subscribers

The Group is focused on subscriber intake and retention, and therefore periodically makes available special offers in each of the markets, which may include reduced monthly prices during a shorter set subscription period, new technology offerings or special content deals.

Viasat’s Nordic businesses had a total of 638,000 premium satellite subscribers at the end of 2011, compared to 663,000 subscribers at the end of 2010 and 685,000 subscribers at the end of 2009.  Viasat also had 38,000 basic subscribers at the end of 2011, 43,000 subscribers at the end of 2010 and 45,000 subscribers at the end of 2009.  Viasat had 421,000 third-party networks subscribers at the end of 2011, 394,000 subscribers at the end of 2010 and 312,000 subscribers at the end of 2009.  The overall development reflected an ongoing, long-term transition from traditional distribution methods towards new technologies.

	2011	2010	2009
	(thousands)
Premium satellite subscribers	638	663	685
Third party network subscribers	421	394	312
Basic subscribers	38	43	45

Viasat’s premium satellite customers generate a higher ARPU, but also have a higher overall cost base per subscriber, due to subscriber acquisition cost related to installation and technology, among other things.  Viasat does not have any significant subscriber acquisition costs for its third-party subscribers, as the agreements with the third-party networks are done on a revenue-sharing basis and Viasat does not therefore incur any technology or installation costs.

Viaplay

The Viaplay online pay-TV service was launched in March 2011 in Sweden, Norway, Denmark and Finland.  The service enables subscriber to use a single ID and password to access Viasat pay-TV content on any internet-connected device.  This OTT portable solution was the first of its kind in Scandinavia, and provides internet access to thousands of hours of streamed movies, sports coverage, TV series, and catch-up services of both Viasat’s own and third-party free-TV channels.  Viaplay is made available on personal computers, as well as smartphones, tablet devices and connected TVs.

Free-TV Emerging Markets

Overview

Viasat’s free-TV operations in the Emerging Markets consist of the transmission of advertising financed television channels generally available to viewers without the payment of a subscription fee.  MTG transmits its Emerging Market free-TV channels both from its London-based broadcast center in United Kingdom and from local play-out facilities in the individual countries of operation.  The Group announced on January 4, 2012 that it was going to close down its loss-making Slovenian operations, and the TV3 Slovenia channel stopped broadcasting on February 29, 2012.

Audience shares

MTG reports the audience shares for its channels on a combined “media house” basis in each country, which means that MTG reports a total audience share in the target demographic comprising the audience shares of all of its individual channels in that country.  The Group’s commercial share of viewing in the target demographic is presented in the following table:

Commercial share of viewing (%) (1)	2011	2010	2009
Estonia (TV3, 3+, TV6) (age 15 – 49 years)	42.0	41.9	40.2
Latvia (TV3, 3+, TV6) (age 15 – 49 years)	37.2	38.1	34.7
Lithuania (TV3, TV6) (age 15 – 49 years)	44.0	40.7	40.4
Czech Republic (TV Prima, Prima COOL) (age 15 – 54 years)	27.7	23.4	20.8
Bulgaria (Nova TV, Diema, Diema Family, Kino Nova) (age 18 – 49 years)	28.1	28.2	32.9
Hungary (Viasat3, Viasat6) (age 18 – 49 years)	8.1	7.5	7.9
Slovenia (TV3) (age 18 – 49 years)	10.4	10.1	11.2

(1)
All commercial share of viewing data for the Baltic countries (Estonia, Latvia and Lithuania) is from the TNS EMOR market research company.  The commercial share of viewing data for Czech Republic are according to ATO MediaResearch, a research agency with a wide range of products and services in the area of marketing and media research, analysis, data processing and software development.  The commercial share of viewing data for Bulgaria are according to GARB Audience Research Bulgaria, which provides TV audience measurement.  The commercial share of viewing data for Hungary are according to AGB Nielsen, now part of Nielsen Audience Measurement, which provides TV viewing data, TV advertising-spend data and other services.  The commercial share of viewing data for Slovenia are according to AGB Nielsen, now also part of Nielsen Audience Measurement.

The Baltics

MTG’s media houses in Estonia, Latvia and Lithuania are composed in a similar way to the Group’s Scandinavian media houses, with a primary broad TV3 channel targeting a female-skewed audience, and secondary channels targeting complementary demographics in each country in order to offer advertisers increased reach.  The channels generate advertising revenue, and a lower proportion of overall free-TV revenues are derived from carriage fees of the Group’s free-TV channels on third-party networks.

TV3

TV3 is an entertainment channel, targeting a broad female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs.  TV3 Estonia is distributed via the national analogue terrestrial network and is also available on Viasat’s digital satellite TV platform and in third-party networks.  TV3 was launched in Estonia in March 1996, in Latvia in October 1998 and in Lithuania in June 1997.

TV6

TV6 is an entertainment channel with a broad, younger, male-skewed target audience.  The channel broadcasts a wide range of locally produced and acquired entertainment content.  TV6 is available through Viasat’s digital satellite TV platform in the Baltic states and via third-party networks.  TV6 was launched in Estonia in March 2008, in Latvia in April 2007 and in Lithuania in September 2008.

3+

In Latvia and Estonia the channel 3+ is an entertainment channel targeting Russian speaking viewers.  3+ was launched in Latvia on November 6, 2003 and in Estonia on January 3, 2005.  The 3+ channels are available through Viasat’s digital satellite TV platform in the Baltic states and are also distributed via third-party cable TV networks.

TV8

TV8 Lithuania was launched in October 2011 and complements the family-focused TV3 and male-skewed TV6 channels.  The channel is aimed at women aged 35+ and broadcasts high quality programming in Lithuanian and Russian.  The channel is available via satellite on the Viasat DTH platform, as well as through Lithuania’s major cable TV and IPTV networks.

Czech Republic

MTG’s media house in the Czech Republic comprises the channels Prima Family, Prima COOL and Prima Love.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks.  The digitalization of Czech terrestrial television was completed in 2011.

Prima Family

Prima Family is a broad, family oriented channel offering a wide range of locally produced content.  MTG acquired 50% of the channel, then called Prima TV, in September 2005.  The channel was rebranded into Prima Family in January 2012.  Prima Family is available through the analogue and digital terrestrial networks and via cable, satellite and IPTV networks.

Prima COOL

Prima COOL is a broad general entertainment channel targeting 20-40 year old viewers.  The programming schedule of the male-skewed channel includes movies, locally produced and acquired content, as well as certain key sports.  Prima COOL was launched in April 2009 and is distributed via the digital terrestrial network, as well as through cable, satellite and IPTV networks.

Prima Love

Prima Love targets a broad female audience and offers international series, comedy and romantic movies and infotainment shows.  The channel was launched in March 2011, and is distributed via the digital terrestrial TV network, as well as through cable, satellite and IPTV networks.

Bulgaria

MTG’s media house in Bulgaria comprises the channels Nova, Diema, Diema Family and KinoNova.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks.

Nova TV

MTG acquired Nova Televizia in Bulgaria in October 2008.  Nova is a broad entertainment channel offering viewers a wide range locally produced and acquired entertainment content.  The channel was launched in July 1994.  Nova is broadcast under a national analog terrestrial license in Bulgaria, and is available via cable and satellite TV networks.

Diema

MTG acquired 50% of Balkan Media Group in March 2007.  BMG owned the Diema channels and MM in Bulgaria and the Albanian-language channel ERA TV in Macedonia.  In March 2009, MTG announced a reorganization of the ownership of its free-TV assets in Bulgaria, merging the Nova TV and Diema operations.

Diema targets a younger, male-skewed audience, and offers locally produced, international and sports content.  Diema is distributed via cable and satellite TV networks in Bulgaria.

Diema Family

Diema Family offers a broad range of locally produced and international entertainment content for the whole family.  The channel was launched in July 2006 and is distributed via cable and satellite TV networks in Bulgaria.

KinoNova

KinoNova is a movie-oriented channel which primarily focuses on international content.  The channel was launched as Diema2 in August 2003 and rebranded as KinoNova in September 2011.  KinoNova is distributed via cable and satellite TV networks in Bulgaria.

Hungary

MTG’s Hungarian media house comprises the channels Viasat3 and Viasat6.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks.

Viasat3

Viasat3 was launched in October 2004 and has the same broad, female-skewed, entertainment focus as the Group’s TV3 channels in other countries.  Viasat3 in Hungary is distributed via third-party cable TV, DTH and IPTV networks.

Viasat6

MTG’s secondary free-TV channel in Hungary follows the male-skewed, younger focus of the TV6 channel in Scandinavia.  The channel was launched in January 2008 and is distributed via third-party cable TV, DTH and IPTV networks.

Ghana

The Group launched its first African free-TV channel, Viasat1, in December 2008 in Ghana.  Viasat1 focuses on locally produced and international entertainment content as well as news.  The channel was built up from the ground during 2008, with the development of everything from transmission towers to play-out facilities in the capital Accra.  Viasat1 is transmitted free-to-air and received by a regular antenna.

Pay-TV Emerging Markets

MTG’s Pay-TV operations in the Emerging Markets comprise the Group’s Baltic, Ukrainian and Russian satellite TV platforms, and the wholesale “mini-pay” channel business, which markets and sells MTG’s 19 Viasat branded channels in 30 countries in Central and Eastern Europe, Russia and CIS, as well as Africa.

Subscribers

The Group is focused on subscriber intake and retention, and therefore periodically has special offers in each of the markets, which may include reduced monthly prices during a shorter set subscription period, new technology offerings or special content deals.  The Group had a total of 532,000 satellite subscribers in the Emerging Markets at the end of 2011, compared to 430,000 subscribers at the end of 2010 and 240,000 subscribers at the end of 2009.

The Baltics

The current satellite TV platforms in Estonia, Latvia and Lithuania were launched in September 2004.  The platforms bring specialized premium content to the Baltic states for viewers who want more movies, local and international sports, news and documentaries.  The platforms comprise Viasat Broadcasting’s own local free-TV channels, TV3 and TV6 in Estonia, Latvia and Lithuania and 3+ in Estonia and Latvia, as well as nine pay-TV channels and a number of local and international third-party channels.  Viasat’s Baltic satellite TV platforms were launched in 2000.

Viasat’s Estonian and Latvian platforms currently offer three different channel packages.  The Estonian Start package comprises 14 entertainment, news, music and children’s channels, while the Latvian Start package comprises a total of 15 channels.  At present, Viasat’s offering does not include an entry-level channel package in Lithuania.

Viasat offers a Silver package in all three countries.  The Estonian Silver package comprises a total of 34 channels, while the Latvian Silver package contains 37 channels and the Lithuanian Silver package comprises a total of 36 channels.

Viasat also offers a Gold package in all three Baltic countries.  The Estonian Gold package comprises a total of 48 channels, the Latvian Gold package comprises 50 channels, and the Lithuanian Gold package comprises a total of 50 channels.  The Gold offerings in all three countries include Viasat’s own free-TV channels as well as premium film and sports channels, a wide range of third-party channels and a selection of high-definition channels.

Ukraine

The Viasat Ukraine satellite TV platform was launched in April 2008, as a joint venture with Strong Media Group, becoming the first licensed digital premium satellite operator in the country.  Viasat Ukraine offers a wide range of Ukrainian, Russian and international third-party channels, as well as Viasat’s six branded pay-TV channels in the region.  In February 2010, MTG announced it had signed an agreement to acquire a further 35% of Viastrong Holding AB from Strong Media Group.  The acquisition was completed in June 2010 following approval from the regulatory authorities in Ukraine.  MTG now owns 85% of Viastrong which, through Vision TV LLC, operates Viasat Ukraine.

Viasat Ukraine currently offers three different packages:  a Family package, a Prestige package and a Business package.  The Family package offers a total of 56 channels, which include Viasat’s own thematic pay-TV channels and a wide range of third-party channels.  The Prestige package offers a total of 78 channels, which include Viasat’s thematic channels, Viasat’s TV1000 movie channels and Viasat’s Sport channel, along with a wide range of basic and premium third-party channels.  Viasat’s Business offering comprises 38 channels, which include a number of Viasat channels and third-party channels.  The Business package is primarily targeted at businesses.

Russia

Raduga TV was launched in February 2009 and MTG announced on February 8, 2010 that it had acquired 50% of Raduga Holdings S.A. from Continental Media S.A. Raduga Holdings S.A. is the sole owner of LLC DalGeoCom, which operates Raduga TV.  The digital satellite TV platform Raduga TV in Russia offers a package of more than 50 TV channels, including a wide range of Russian channels, as well as the localized versions of leading international channel brands such as Discovery Channel, Eurosport, National Geographic and Jetix.  The package also includes Viasat Broadcasting’s Viasat History, Viasat Explorer, TV1000 Russian Kino, TV1000 East, TV1000 Action East and Viasat Nature East channels.  Russian networks CTC, Domashny and DTV, which are operated by CTC Media, Inc., as well as a number of other Russian free-TV channels, are also available on a free-to-air basis on the platform.  MTG owns 38.1% of CTC Media, Inc.

Wholesale mini-pay channel business

Viasat distributes 19 of its channels via third-party pay-TV networks to subscribers in 30 countries across Central and Eastern Europe, Africa and the United States.  The business was launched in 2003 through the introduction of TV1000 East in Russia, Moldova, Belarus and the three Baltic states, and Viasat Explorer was introduced on the Polish, Romanian, Hungarian and Bulgarian markets the same year.  Today, the Group’s channels are present in over 2,500 third-party pay-TV networks.  The offering consists of Viasat’s own branded channels which are adopted to local and regional markets.

MTG’s total offering of 19 channels comprises the following channels:

1.      Viasat Explorer
2.      Viasat History
3.      Viasat Nature CEE
4.      Viasat Explorer Africa
5.      Viasat Crime Africa
6.      Viasat Naure Africa
7.      Viasat History Africa
8.      Viasat Nature HD
9.      Viasat History HD
10.    TV1000 East
11.    TV1000 East Action
12.    TV1000 Russian Kino
13.    TV1000 Poland
14.    TV1000 Balkan
15.    TV1000 Premium Baltic
16.    Viasat Sport Russia
17.    Viasat Sport Baltic
18.    Nova Sport
19.    Viasat Golf

Viasat Explorer

Viasat Explorer is a documentary channel focusing on adventure, travel, technology, extreme weather and famous criminal stories.

Viasat History

Viasat History is a documentary channel featuring a mix of ancient and modern history, biography and popular culture programs in formats ranging from documentaries to historical dramas.

Viasat Nature

Viasat Nature offers a wide range of high-quality, award-winning and entertaining nature documentaries, focusing on veterinarians, wildlife experts and celebrities, as well as programs about predators, pets and wild animals from all over the world.

Viasat Crime

Viasat Crime is a fictional crime channel that offers the very best of American and British crime and thriller formats including series, mini-series and dramas about secret agents, murderers, assassins, criminal detectives and police investigations.

TV1000

TV1000 is MTG’s core movie channel brand outside the Nordic countries, and offers viewers a broad selection of entertaining feature films ranging from comedy to dramas and action.

Viasat Sport

Viasat Sport is primarily focused on American sports and professional boxing.

Nova Sport

Nova Sport in Bulgaria features premium sports content including English Barclays Premier League and UEFA Champions League football, IAAF Diamond League athletics and 2010 IIHF World Championship ice hockey.

Viasat Golf

Viasat Golf is the only dedicated golf channel in Northern Europe, and broadcasts more than 1,400 hours of live golf coverage per year, including the European Tour tournaments, American PGA Tour, Ryder Cup, The British Open, the U.S. PGA Championship and the U.S. Open.

Associated Company CTC Media

MTG is the largest independent shareholder in CTC Media, Inc.  CTC Media is a leading independent media company in Russia, with operations throughout Russia and elsewhere in the CIS.  It operates three free-to-air television networks in Russia — CTC, Domashny and DTV (operating under the Peretz brand since October 2011) — as well as Channel 31 in Kazakhstan and a TV company in Moldova, with a combined potential audience of over 150 million people.  The international pay-TV version of the CTC channel is available in the Baltic states, Germany, Israel and North America.  CTC Media also has its own TV content production through its subsidiary Story First Production.  CTC Media, Inc.’s common stock is traded on the NASDAQ Global Select Market under the symbol “CTCM.”  MTG owned 38.1% of CTC Media at the end of 2011, 38.3% at the end of 2010 and 39.4% at the end of 2009.

Other Businesses

MTG’s Other Businesses segment comprises its radio, content production, and online betting and gaming businesses.

As of the end of 2011, the radio businesses operated the production and transmission of the “Rix FM” national commercial network of 30 stations in Sweden, the “Lugna Favoriter” local commercial station in Sweden, 14 “Bandit” local commercial stations in Sweden, the “Radio 1” local commercial station in Sweden, the “P4” national commercial station in Norway, four “P5” local commercial stations in Norway, the “Star FM” national commercial network of 8 stations in Estonia, three “Power Hit Radio” local commercial stations in Estonia, the “Star FM” national commercial network of 13 stations in Latvia and the “Power Hit Radio” local commercial station in Lithuania.  MTG operates three “NRJ” local commercial stations in Sweden and broadcasts “Rix FM” and “Bandit” on another 17 NRJ frequencies under agreements with NRJ RBS Broadcasting AB that expire at the end of 2012.  MTG also operates three NRJ local commercial stations in Norway, and provides sales and other services to another five NRJ local commercial stations, under agreements with NRJ Energy Holding Norway AS that expire at the end of 2016.  In addition, MTG owns an indirect interest of approximately 22% in the “Radio Nova” national commercial station in Finland.  All of the above stations operate under licenses granted by the local authorities and of differing durations.

The “Rix FM” network was the most-listened-to national commercial network in Sweden in 2011 with an average of 913,300 daily listeners and a weekly commercial share of listening of 30.2% among 9 to 79 years old audiences, according to the survey carried out by TNS/SIFO between August 8, 2011 and October 9, 2011.  According to TNS Gallup, the “P4” station was the most-listened-to national commercial network in Norway in 2011 with an average of 1.1 million daily listeners and an annual average commercial share of 57.5% of listeners over the age of 12.  According to a survey carried out between September and November 2012 by Finnpanel, a company that measures TV viewing and radio listening to monitor the trends of TV and radio consumption, “Radio Nova” was the largest commercial station in Finland and had a daily average of 662,000 listeners and a weekly commercial share of listening of 31% of listeners over the age of 9.

MTG’s goal is to increase its listening and advertising market shares in each of the territories in which it operates by enhancing its programming and advertising sales operations.  The radio markets are highly competitive and MTG has to pay annual license fees in Sweden and Norway, which restricts the profitability of the businesses.  MTG constantly reviews opportunities to add new formats and stations to its networks through greenfield or acquisition-led expansion, and is also making its programming available on the internet in order to boost penetration levels.  MTG’s radio stations are also an important cross-promotional tool for its TV broadcasting businesses and the marketing of its pay-TV offerings in particular.

As of the end of 2011, the content production businesses, known collectively as Modern Studios, comprised Strix, Strix Drama, Redaktörerna and Modern Africa Productions.  Strix was established in Sweden in 1988 and now has offices in Sweden, Norway, Denmark and Holland.  Strix produces television programming for MTG television channels and third-party public service and commercial television channels around the world, including talk shows, documentaries and general entertainment shows.  Strix created approximately 400 first run hours of television entertainment during 2011.  Strix has developed and owns the rights to over 100 concept shows such as “The Farm” and “The Bar,” and has sold licenses to its formats in 87 countries around the world.  Strix Drama was established in 2009 and produces crime series, situation comedy shows and cinema releases for broadcast on both MTG and third-party TV channels.  Redaktörerna was established in 2001 and provides commercial publishing, printing and distribution solutions for companies, including electronic and hard copy newsletters.  Modern Africa Productions was established in 2010 in Ghana and produces news and other programming for MTG and third-party channels.  The content production businesses provide the Group with an opportunity to control and leverage the full value chain by generating high-quality content for broadcast on its own channels, as well as to produce high-quality content for sale to third-party broadcasters.  MTG is pursuing its strategy to continue to develop, produce and license new concepts for television programming as well as for new technical applications in the Nordic markets and internationally.

As of the end of 2011, MTG’s online betting and gaming businesses comprised Modern Betting Limited, of which MTG owns 90%.  Modern Betting Limited owns the Bet24.com and Kojakpoker.com betting and gaming websites and businesses, which comprise internet-based live and traditional fixed-odds sports betting, casino, gaming, bingo and poker platform operations.  Bet24.com was established in 2001 and has been based in Malta since 2003.  Modern Betting Limited companies hold licenses in Malta and Denmark.

Regulation

The Company’s Viasat Broadcasting business area, is a leading free-TV and pay-TV operator in Scandinavia and the Baltics, and also has significant broadcasting operations in Bulgaria, Czech Republic, Hungary, Russia, Ukraine and Ghana.  Viasat’s free-TV and pay-TV channels and pay-TV platforms are available in numerous jurisdictions.  MTG is a major shareholder in CTC Media, Inc. a leading independent broadcasting company in Russia.  MTG is also a major shareholder in a leading commercial radio operator in Norway and Sweden.  The sectors in which we operate are subject to sector-specific regulation relating to broadcasting and general laws, in particular competition (anti-trust) and consumer law.

Regulation of Television Broadcasting

EU law is the main regulatory regime to which MTG’s broadcasting services are subject, and the relevant regulations are set out in the Audiovisual Media Service (“AVMS”) Directive which came into force on December 19, 2007, substantially revising the Television Without Frontiers (“TWF”) Directive of 1989.  EU member states were required to implement the AVMS Directive by December 19, 2009.

The AVMS Directive extends the legal framework from television broadcasting provided by the TWF Directive to media services generally.  The AVMS Directive covers both linear (i.e., broadcasting) and non-linear (e.g., video-on-demand and mobile television) transmissions of media services, with the latter subject to less stringent regulation.

Among other things, the AVMS Directive includes a “country of origin” principle to ensure that broadcasters are not required to comply with different rules in different EU member states.  Instead, each broadcaster is subject to the primary jurisdiction only of its “home” member state, determined in accordance with criteria laid down in the AVMS Directive.

The AVMS Directive has relaxed regulations in respect of advertising shown in linear broadcast in terms of the amount and timing of such advertising and has extended some of those rules to non-linear broadcasts.  In general, rules restricting when programming can be interrupted by advertising in linear broadcasting have been abolished, except in the case of movies, news and children’s programming where programming can be interrupted once every thirty minutes.  In addition, broadcasters may use product placement in most genres, subject to the identification of such practices and limitations on prominence.

For linear services, the AVMS Directive preserves the requirement that broadcasters, where “practicable and by appropriate means,” reserve a majority of their broadcast time for “European works.”  Such works are defined as originating from an EU member state or a signatory to the Council of Europe’s Convention on Transfrontier Television as well as being written and produced mainly by residents of the EU or Authority of Europe member states or pursuant to co-production agreements between such states and other countries.  In addition, the AVMS Directive also preserves the requirement that at least 10% of either broadcast time or programming budget is dedicated to programs made by European producers who are independent of broadcasters.  News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas.  This requirement is enforced in varying degrees by different EU member states.

Video-on-demand content is only subject to a basic tier of regulation which includes safeguarding essential public interests such as protecting minors, encouraging cultural diversity, preventing incitement to hatred and basic consumer protection rules.

Programming and Advertising Regulation

United Kingdom

Eleven of the Company’s main free-TV channels, as well as twenty-one of the pay-TV sports and thematic TV channels are broadcast from the UK to other EU member states and are therefore subject to EU law as implemented by the UK in its Communications Act 2003, as amended.

The Office of Communications (“Ofcom”) was established as the communications regulator in the UK by the Communications Act 2003 with responsibilities across television, radio, telecommunications and wireless communications services.  Ofcom is empowered to delegate responsibility for the regulation of advertising on linear and on-demand services to the Advertising Standards Authority (“ASA”) and regulation of On-demand Programme Services (“ODPS”) to the Authority for Television On Demand (“ATVOD”).

Viasat’s Ofcom-licensed TV channels are permitted to transmit a maximum of 12 minutes of commercials in an hour, with an average of no more than 9 minutes per hour.  There are also restrictions on the number of breaks that can be taken per hour.  The breaks have to come at a natural place in the program to cause minimum disturbance to viewers.  There are also rules ensuring that advertising is not misleading and does not cause any harm or offense to viewers.  Alcohol and gambling advertising is permitted but restricted.  Categories that are prohibited to advertise include, among other things, tobacco products, offensive weapons, prescription-only medicines and firearms.  A key part of these rules is the protection of minors, by taking reasonable steps such as using appropriate scheduling.  Viasat also adheres to the UK watershed at 21:00 which denotes the time after which programs containing content with adult themes such as offensive language, violence or nudity can be broadcast.  In addition, Viasat protects the population as a whole by applying general accepted standards to all Viasat programming content and by ensuring that material that may cause offense is justified by context and does not incite hatred or discrimination.

Viasat’s subscription and transactional on-demand program service, “Viaplay,” is notified to and operates pursuant to the guidelines issued by ATVOD.  As stated above, on-demand services in the UK are subject to a lesser tier of regulation than linear services.  The main restrictions relate to the protection of minors from unsuitable content and ensuring that any program content does not incite hatred or discrimination.  There are also similar restrictions in relation to product placement and commercial advertising to those imposed on linear services.

Sweden

The Company broadcasts Viasat Film -branded TV channels which are licensed in Sweden.  Television broadcasters in Sweden are permitted to broadcast a maximum of 12 minutes of advertising per hour.  Any broadcast of advertising should be clearly differentiated from the rest of the content.  Interruptions for advertising may not affect the integrity and value of the program, or violate rights of the IP holder.  Advertisement to attract the attention of children is not permitted.  Advertising for prescribed medication, alcohol or tobacco is also prohibited and companies manufacturing or selling these products are further restricted from sponsoring programs or promoting their products by product placement.  News anchors and alike may not appear in advertising, and news broadcasts may not be sponsored.  Product placement is only permitted in certain programs, and only on the conditions that the program does not improperly promote commercial interests.  Any product placement or sponsorship must be clearly communicated.  Programs that are not commercial advertising may not improperly promote commercial interests and broadcast subject to conditions of impartiality may not include content intended to gain support for political or religious opinions.

Programs containing portrayals of violence or pornographic images must be preceded by a verbal warning or accompanied by warning text and must not be broadcast in a manner that would create a considerable risk of reaching audiences comprised of children.  More than half of the annual transmission time of broadcasting (other than through cable) shall be reserved for European works.  At least 10% of the annual broadcasting time or budget shall be used for European works created by producers who are independent of broadcaster.  A considerable proportion of programs shall be in Swedish, created by Swedish artists and authors.  Broadcasts (other than through cable) shall be made accessible for persons with physical impairments.

Russia

The Company broadcasts TV1000 Action East, TV1000 East, TV1000 Russian Kino.  All channels broadcast in Russia have to be locally registered and carry a local license.  The advertising regulation allows up to 12 minutes of advertising per hour and there is no difference between pay and free channels.  Children’s, religious, news and some other programs are subject to stricter rules.  Advertising of certain types of merchandise on television are prohibited (alcohol, tobacco and prescribed drugs) or severely restricted (beer).  All advertising must be removed on formal mourning days.

Bulgaria

The Company broadcasts Diema, Diema Family, Nova Sport and Kino Nova TV channels in Bulgaria.  In Bulgaria, privately owned broadcasters are permitted to broadcast advertising for up to 12 minutes per hour.  There are also restrictions on the frequency of advertising breaks.  For example, news and children’s programs shorter than 30 minutes cannot be interrupted.  Further restrictions relate to advertising content, including a ban on tobacco advertising and restrictions on alcohol advertising, and regulations on advertising targeted at children or broadcast during children’s programs.  In addition, members of the news department of our channels are prohibited from appearing in advertisements.

Our channels in Bulgaria are required to comply with several restrictions on programming, including regulations on the origin of programming.  These channels must ensure that 50% of programming broadcast consists of EU- or locally-produced programming and 12% of programming must be produced by independent producers in the EU.  News, sports, games and teleshopping programs, as well as advertising and teletext services, are excluded from these requirements.

Czech Republic

The Company broadcasts Prima Family, Prima Love and Prima Cool TV channels in the Czech Republic.  Privately-owned broadcasters in the Czech Republic are permitted to broadcast advertising for up to 12 minutes per hour.  There are also restrictions for all broadcasters on the frequency of advertising breaks during and between programs, as well as restrictions that relate to advertising content, including a ban on tobacco advertising and limitations on advertisements of alcoholic beverages, pharmaceuticals, firearms and munitions.

The Company’s TV channels are required to comply with several restrictions on programming, arising from the local regulations, which to a large extent are based on the AVMS Directive.  Broadcasting of all of the Company’s channels must also comply with their basic program specifications in their licenses.

Other jurisdictions

The Company’s local broadcasts are also subject to programming and advertising regulation in the Baltic countries and Ghana.

Licensing Regulation

The license granting and renewal process in the Company’s operating countries varies by jurisdiction and by type of broadcast (i.e., cable, terrestrial and satellite).  Depending on the country, terrestrial licenses may be valid for an unlimited time period, may be renewed automatically upon application or may require a more lengthy renewal procedure, such as a tender process.  Generally cable and satellite licenses are granted or renewed upon application.

United Kingdom

The Viasat TV channels broadcast from the UK operate pursuant to television licensable content service (“TLCS”) licenses granted by Ofcom.  Ofcom grants licenses on the basis of various conditions being continuously fulfilled, with the key condition being that general control of the TV channel service is held by a company that is “established” in the UK pursuant to the establishment criteria set out in the TWF Directive.  Viasat’s TV channels broadcast pursuant to Ofcom cable and satellite TLCS licenses are perpetual from the commencement date until such time as the licenses are surrendered by Viasat.

No specific license is required to operate video on-demand program services.  However, video on-demand program services controlled and operated by companies established in the UK, within the meaning set out in the AVMS Directive, are obliged to notify such service to ATVOD.  Viasat’s on-demand program service, “Viaplay”, is notified to and regulated by ATVOD.  Notification fees are paid annually.  Such notification is on-going and made on an annual basis until such time as Viasat gives notice otherwise.

Sweden

The Viasat Film channels operate pursuant to registrations with the Swedish Radio and Television Authority (“RTVV”) for satellite broadcasting.  This registration is perpetual until such time as Viasat notifies RTVV otherwise.

Russia

In accordance with the requirements of the Russian legislation, all Viasat channels distributed in Russia are locally registered and each carries a broadcast license for analogue cable distribution listing each operator currently distributing the channel.  The licenses were issued between 2008 and 2010 each for a five-year period.  In 2011, changes have been introduced to the Russian law “On Mass Media” affecting in particular licensing of TV and radio channels.  The main change for the Viasat channels will be the opportunity to receive a universal license allowing broadcasting all over the country by any means of distribution.  To comply with the requirements of the newly changed law, the Viasat channels must re-register the channels and re-apply for the currently held licenses.  It is currently expected that the procedure should proceed in a straightforward manner, however, it cannot be discounted that the process could become more complex.

Bulgaria

Nova operates pursuant to a national programming license issued by the Authority for Electronic Media of the Bulgarian Media Authority, and broadcasts pursuant to a national analog broadcasting permit that will expire at the time of the analog switch-off.  Nova also has a digital programming license that expires in July 2024.

Diema, Diema Family, Nova sport, Kino Nova each broadcast pursuant to a national cable registration that is valid for an indefinite time period.

Czech Republic

The Prima TV channels operate pursuant to nationwide DVB-T and satellite licenses issued by the Council for the Radio and Television Broadcasting.  They last for 12 years from the date of issuance and expire as follows:  Prima family DVB-T:  April 13, 2022, Prima family satellite:  December 12, 2023, Prima COOL DVB-T:  November 18, 2021, Prima COOL satellite:  March 5, 2021, Prima love DVB-T:  June 22, 2020, Prima love satellite:  November 18, 2021.

Other jurisdictions

The Company’s local broadcasts are also subject to licensing regulation in the Baltic countries and Ghana.

Regulation of Radio Broadcasting

The Company carries out it radio broadcasting operations though MTG Radio AB.  Radio broadcasters in Sweden are permitted to broadcast a maximum of 12 minutes of advertising per hour.  Before and after every instance of broadcasting of advertising, there should be a special signal clearly differentiating advertising from the rest of the broadcast.  Radio programs that are not commercial advertising may not improperly promote commercial interests.  Broadcasts subject to conditions of impartiality may not include content intended to gain support for political or religious opinions.  News anchors and alike may not appear in advertising and news broadcasts may not be sponsored.  Furthermore, there are limitations against advertising certain medicines, tobacco and alcohol products, and parties whose principal activity is to manufacture or sell alcoholic beverages and tobacco products are prohibited from sponsoring radio programs.

Regulation of Betting and Gaming Activities

The Company carries out its betting and gaming activities through the group company Nordic Betting Limited which operates Bet24.  Bet24 is a company registered in Malta and its online gaming services are licensed and regulated under the Lotteries and other Games Act and Remote Gaming Regulations by the Lotteries and Gaming Authority in Malta.  Bet24 provides customers across the EU with the latest online gaming, betting, poker and casino products, including live online sports betting.  The betting website Bet24.com is available in multiple language versions:  Swedish, Norwegian, Danish, Finnish, Estonian, Latvian, Lithuanian and Hungarian as well as English, Polish, Greek, Spanish, German, Dutch, French and Italian.

As Bet24 is registered and licensed in Malta, it complies with the Maltese National Regulations for online gaming services.  These Regulations are comprehensive and deal with various matters such as:  (1) payment systems for online gambling services; (2) player accounts; (3) player verification and data protection; (4) age limits and control; (5) commercial communications and protection of minors; (6) control, standardization and certification of gambling equipment, random generators and other software; and (7) money laundering.

Bet24 provides its gaming services across member states under the EU free movement of services principle and creates a competitive market that benefits consumers with more choices within the respective member states.  However, the absence of sector-specific EU secondary legislation on online gambling and the lack of common standards for the provision of online gaming services, create some uncertainty for operators in providing their services in other member states despite being adequately licensed and regulated in one member state.

C.    Organizational Structure

The parent company, Modern Times Group MTG AB (publ), is a Swedish public limited liability company.  The following table identifies significant subsidiaries of Modern Times Group MTG AB (publ):

Name	Country	Ownership Interest	Voting Interest
MTG Broadcasting AB	Sweden	100%	100%
Viasat AB	Sweden	100%	100%
TV1000 AB	Sweden	100%	100%
Strix Television AB	Sweden	100%	100%
Kilohertz AB	Sweden	100%	100%
MTG Holding AB	Sweden	100%	100%
MTG Russia AB	Sweden	100%	100%
MTG A/S Danmark	Denmark	100%	100%
Viasat A/S Danmark	Denmark	100%	100%
Viasat AS Norge	Norway	100%	100%
P4 Radio Hele Norge AS	Norway	100%	100%
MTG AS Norge	Norway	100%	100%
Viasat Broadcasting U.K. Ltd.	United Kingdom	100%	100%
FTV Prima spol s.r.o.	Czech Republic	50%	50%

D.    Property, Plant and Equipment

The various MTG Companies rent office spaces under leases with various terms.  The major lease commitments of the Company are its premises in Stockholm, Sweden; Oslo, Norway and Copenhagen, Denmark and premises in London, United Kingdom as well as its leases of satellite capacity.  Further, the Company leases small office premises in Stockholm, Sweden, from Investment AB Kinnevik, a significant shareholder of the Company.  The Company believes that the lease, which is renewable annually, is on terms equivalent to those that would be determined on an arm’s-length basis.

The principal categories of the MTG Group’s equipment consist of the satellite uplink and downlink facilities and transmission equipment in Stockholm, Sweden; London, United Kingdom; Moscow, Russia and Riga, Latvia, and transmission equipment and equipment for radio communication in Stockholm, Sweden and Tallinn, Estonia; Riga, Latvia and Vilnius, Lithuania.

The Company has sufficient capacity in its premises to carry on its current business.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this registration statement.  The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and its interpretations provided by the IFRS Interpretations Committee.

A.    Operating Results

Overview

During 2011, MTG was organized into six business segments:  Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets, Associated Company CTC Media and Other Businesses.  These segments comprise our six reporting segments for accounting purposes.

We refer to Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets and Associated Company CTC Media segments (and reflecting the Viasat Broadcasting Central Operations) as the Viasat Broadcasting business area, which represents the Group’s core TV broadcasting activities in Scandinavia, the Nordic countries and the Emerging Markets.  Viasat Broadcasting Central Operations comprises (i) MTG companies that provide services solely to, or broadcast transmissions for, the Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets and Pay-TV Emerging Markets segments and (ii) MTG’s subsidiaries MTG Broadcasting and Viasat Sport and joint venture TV2 Sport in Denmark.

As a result of the adverse market conditions in Eastern Europe and the Group’s other Emerging Markets during the last three years, the Free-TV Scandinavia and Pay-TV Nordic segments represent a majority of the Group’s annual net sales and operating profit, and therefore also have the greatest impact on the Group’s net results for each period.

Net Sales

MTG’s net sales primarily consist of (1) advertising revenues generated by the Group’s free-TV channels in Scandinavia and Eastern Europe, (2) subscription revenues generated by the satellite pay-TV platforms in the Nordics, Baltics, Russia and Ukraine, (3) subscription revenues from the wholesale “mini-pay” business in the Emerging Markets, which sells a portfolio of 19 Viasat-branded channels to third-party TV networks in 30 countries across Central and Eastern Europe, Africa and the United States and (4) other business-to-business and business-to-consumer revenues, including revenues from content production.

Advertising Revenues

The Group generated 44% of its net sales from advertising in 2011, compared to 43% in both 2010 and 2009.  MTG’s performance is significantly affected by the development of the advertising markets in the countries where it operates.  The markets in turn are affected by the prevailing broader macroeconomic climate, GDP development and consumer behavior patterns.  The Scandinavian advertising markets have historically been dominated by print advertising and TV advertising is relatively new, as it was only introduced in 1987.  Because of this dynamic, the TV advertising market has shown higher growth rates than the total advertising markets in the Scandinavian countries for a number of years, as TV continues to increase its share of the overall advertising market.  In the Group’s Eastern European advertising markets, TV has typically accounted for a relatively high proportion of the total advertising market.

Scandinavia

The aggregate Swedish TV advertising spend, or advertising market, grew by 10.4% year-on-year in 2011 and by 18.3% year-on-year in 2010, but declined by 11.6% year-on-year in 2009, according to Institutet för Reklam- och Mediestatistik (“IRM”), a company that collects, processes, analyzes and publishes data on Swedish advertising and media markets.  The Norwegian TV advertising market increased by 8.9% year-on-year in 2010, but declined by 11.7% year-on-year in 2009, according to IRM.  IRM estimates the Norwegian TV advertising market to have grown by 13.8% year-on-year in 2011.  The Danish TV advertising market increased by 10.9% year-on-year in 2011 and by 15.4% year-on-year in 2010, but declined by 18.7% year-on-year in 2009, according to DRRB, an industry organization for Danish advertising agencies.  The development on the Scandinavian advertising markets reflected the decrease in advertising spending during the 2009 and 2008 global economic recession, and the subsequent strong recovery in Scandinavia.

The Swedish radio advertising market increased by 10% year-on-year in both 2011 and 2010, but declined by 14% year-on-year in 2009, according to IRM.  The Norwegian radio advertising market was stable in 2011 and increased by 12% year-on-year in 2010, but declined by 13% year-on-year in 2009, according to IRM.  The commercial radio advertising markets typically exhibit similar dynamics to the TV advertising markets in each country.

The Baltics

The Estonian TV advertising market increased by 9% year-on-year in 2011 and by 1% year-on-year in 2010, but declined by 31% year-on-year in 2009.  The Latvian TV advertising market declined by 1% year-on-year in 2010 and declined 41% year-on-year in 2009.  The Lithuanian TV advertising market grew by 6% year-on-year in 2010 and declined by 38% year-on-year in 2009.  No Latvian or Lithuanian market data for 2011 was available at the time this document was compiled.  All TV advertising market data for the Baltic countries is from the TNS EMOR market research company.  The development in all three countries reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent development of each of the markets, which have been lagging behind their Western counterparts in terms of recovery.

Czech Republic

The Czech TV advertising market declined by 1% year-on-year in 2010, and by 16% year-on-year in 2009, according to Screen Digest, a company that analyzes global media markets including film, television, broadband media, mobile media, cinema, home entertainment, gaming and advertising.  No reliable data for 2011 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Bulgaria

The Bulgarian TV advertising market declined by 8% year-on-year in 2010, and by 15% year-on-year in 2009, according to Screen Digest data.  No reliable data for 2011 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Hungary

The Hungarian TV advertising market grew by 5% year-on-year in 2010, and declined by 16% year-on-year in 2009, according to Screen Digest.  No reliable data for 2011 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Subscription Revenues

MTG also generates net sales from subscription payments, primarily on its Viasat satellite pay-TV platforms in Scandinavia, the Baltic countries, Ukraine and Russia and carriage and subscription fees from its business as a virtual TV operator in third-party networks, primarily in Scandinavia.  Furthermore, the Group generates subscription revenues through the distribution of 19 proprietary Viasat branded channels via third-party pay-TV networks to subscribers in 30 countries.  The Group also generates subscription revenue streams from carriage fees, generated by sales of its free-TV channels to third-party networks.  The Group generated 47% of its net sales from subscription fees in 2011, compared to 46% in 2010 and 47% in 2009.  MTG’s subscription revenues are of a less cyclical nature than the revenues generated by advertising.

Other Business-to-Business and Business-to-Consumer Revenues

MTG also generates net sales from other business-to-business and business-to-consumer (or “B2B/B2C”) sales.  These primarily comprise net sales from the Group’s betting business Bet24, as well as revenues from its content production businesses of Modern Studios.  The Group generated 9% of its net sales from business-to-business and business-to-consumer sales in 2011, compared to 11% of net sales in 2010 and 10% of net sales in 2009.

Intercompany Sales

There is a significant amount of sales among companies within the Group.  Most intercompany transactions comprise sales between the Group’s core broadcasting businesses.  A significant proportion of these sales relate to premium sports content.  A part of the intercompany sales is also generated by the Group’s Modern Studios content production businesses.  Intercompany sales, which are eliminated in consolidation, amounted to SEK 1,684 million in 2011, compared to SEK 1,911 million in 2010 and SEK 1,985 million in 2009.  See “—A.  Operating Results — Results of Operations for Years ended December 31, 2011, 2010 and 2009.”

Discontinued Operations

In 2010 and 2009, the Group also generated revenues from its online retailing subsidiary CDON Group AB (“CDON Group”).  On December 15, 2010, CDON Group was demerged from MTG by means of a distribution of the shares in CDON Group to MTG’s shareholders and the listing of CDON Group’s shares on NASDAQ OMX Stockholm.  In order to provide comparable financial data, CDON Group’s results for 2010 and 2009 have been presented as discontinued operations.

Costs

The Company’s costs are reported as costs of goods and services, selling expenses and other operating expenses.  Costs of goods and services comprise mainly programming expenses and distribution expenses.  Selling expenses comprise mainly marketing expenses, sales personnel expenses and customer services expenses.  Other operating expenses comprise administrative expenses, office rentals and others.

MTG’s main cost items comprise costs of programming, distribution costs and employee benefits expenses.

Programming costs, which are included in costs of goods and services, are the largest component of the Group’s operating expenses, and amounted to SEK 6,824 million in 2011, SEK 6,235 million in 2010 and SEK 5,807 million in 2009.  As competition for viewer time and attention increases, high-quality locally-produced content, acquired programs and premium sports become increasingly important for broadcasters.  Due to MTG’s core business being broadcasting, programming costs, which include costs for locally-produced programs and formats, acquired content (primarily from major Hollywood studios) and premium sports content, are expected to continue to increase over time.  MTG has a continuous focus on optimizing its content inventory and adjusting its programming schedules to generate a maximum amount of viewing share from each program.

Distribution costs, a major part of which are included in cost of goods and services, are the costs associated with transmitting programming to subscribers, and amounted to SEK 1,567 million in 2011, SEK 1,412 million in 2010 and SEK 1,690 million in 2009.  The Group’s core premium satellite offering and a majority of both its free-TV and pay-TV channels are digital and transmitted via satellites.  Satellite transmission is the most cost-efficient method of transmission for the large volume of proprietary and third-party channels, which are made available in standard definition, as well as selectively in premium formats like high definition and 3D.  The main component of distribution costs is associated with leasing or renting transponder capacity on satellites for transmission of MTG’s channels to DTH subscribers and to cable companies for transmission to their subscribers.  During 2009, the Group invested in a new broadcast center in Riga, and the facilities began to broadcast MTG’s TV offering in March 2009.

Employee benefits expenses, which are divided among cost of goods and services, selling expenses and other expenses, amounted to SEK 1,627 million in 2011, SEK 1,782 million in 2010 and SEK 1,742 million in 2009.  The costs primarily include employee remuneration as well as the costs for the Group’s long-term incentive programs and social costs.

Other expenses include marketing and sales costs (included in selling expenses), property and equipment leasing costs (included in cost of goods and services) and depreciation and amortization charges (divided between cost of goods and services and other operating expenses).  Other expenses amounted to SEK 1,706 million in 2011, SEK 1,721 million in 2010 and SEK 1,659 million in 2009.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss-making free-TV operations in Slovenia).  SEK 2,441 million of these charges were reported in selling expenses and the balance was reported in costs of goods and services.

In 2009, the Company recognized SEK 3,270 million of impairment costs (primarily related to a write-down of the goodwill balances and intangible assets relating to the Group’s Bulgarian and Slovenian operations) and charges of SEK 82 million relating to close-down costs (primarily related to Playahead.com online social networking business) and the writing-down of certain programming assets (related to free-TV broadcasting operations in the Baltics).  SEK 3,294 million of these charges were reported in selling expenses and the balance was reported in costs of goods and services.

Seasonality

The Group’s free-TV and radio operations have traditionally exhibited a higher level of seasonal fluctuation in terms of net sales and operating income than the pay-TV operations.  These seasonal effects reflect the annual peak and trough periods for consumer advertising and are expected to continue.  Traditionally, television advertising expenditure peaks during the fourth quarter, when advertisers increase their spending in order to drive consumption ahead of the year end holidays, with the second quarter of the year being the second largest one.  The third quarter is traditionally the weakest quarter of the year, due to lower advertising demand during the summer months.

Due to the seasonal effects of our operations, the results in any given quarter should not be taken as an indication of the performance in the subsequent quarter of the year.  The Group’s pay-TV operations do not exhibit any significant seasonality.
Free-TV Scandinavia (% of annual net sales generated)	Q1	Q2	Q3	Q4
2011	23%	26%	22%	28%
2010	23%	26%	22%	29%
2009	23%	26%	21%	30%
Free-TV Emerging Markets (% of annual net sales generated)	Q1	Q2	Q3	Q4
2011	20%	29%	19%	32%
2010	22%	29%	18%	32%
2009	22%	29%	18%	31%

Demerger of CDON Group

On December 2, 2010, MTG subscribed for 100% of the SEK 250 million unsubordinated convertible bond issued by the Group’s then wholly-owned subsidiary, the online retailer CDON Group.  The convertible bond bears interest of 2.85% per annum, and is due to be repaid at maturity on December 2, 2015 (if not redeemed or converted prior to maturity).  The convertible bond may be converted into CDON Group shares between June 15, 2012 and December 1, 2015.  The conversion price, calculated as 125% of the volume-weighted CDON Group share price during the first 20 days of trading in CDON Group’s shares (between December 15, 2010 and January 14, 2011), is SEK 38.00 per share.  MTG may therefore convert the bond into a maximum of 6,578,947 CDON Group shares between June 15, 2012 and December 1, 2015.

On December 15, 2010, MTG distributed all the shares in CDON Group to the Group’s shareholders as an extraordinary dividend.  MTG shareholders received one share in CDON Group for each MTG class A or class B share.  MTG class C shareholders were not entitled to the dividend.  CDON Group was also listed on NASDAQ OMX Stockholm.

Use of certain non-IFRS measures

Net sales growth at constant exchange rates is a non-IFRS financial measure that reflects the relative changes in net sales between periods adjusted for the effects of foreign currency exchange rate changes.  We believe that an understanding of our underlying net sales performance on a comparable basis year-over-year is enhanced after these effects are excluded.  We understand that, although net sales growth at constant exchange rates is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our net sales and results of operations as reported under IFRS.  Net sales growth at constant exchange rates should not be considered as an alternative to nominal net sales growth, or any other measure of financial performance calculated and presented in accordance with IFRS.  Net sales growth at constant exchange rates may be defined and calculated differently by other companies, thereby limiting its comparability with comparable revenue growth used by such other companies.

To present net sales growth at constant exchange rates, the results for entities reporting in currencies other than SEK are converted into SEK at the prior period’s exchange rates, rather than the exchange rates for the period (e.g., 2011 net sales are recalculated using 2010 average foreign exchange rates).  For example, if net sales by a European entity reporting in Euro were €100 million in 2011 and 2010, MTG’s financial statements would report SEK 903 million of net sales in 2011 (using 9.0335 as the rate, which was the average exchange rate in 2011) and SEK 954 million in net sales in 2010 (using 9.5413 as the rate, which was the average exchange rate in 2010).  The presentation at constant exchange rates would translate the 2011 net sales using the 2010 exchange rates and indicate that underlying net sales were flat.

The average exchange rates for major currencies during the years ended December 31, used for the consolidated income and cash flow statements ended December 31, to translate the following currencies into SEK, are:

	2011	2010	2009
	Currency (per SEK)
DKK	1.2126	1.2813	1.4264
NOK	1.1587	1.1916	1.2162
EUR	9.0335	9.5413	10.6213

Net debt is a non-IFRS financial measure and represents total interest-bearing loans and borrowings and other interest-bearing liabilities after deduction of cash and short-term deposits and long- and short-term interest-bearing assets.  Management believes that it is a good reflection of our net leverage.  Reconciliation of net debt to interest-bearing loans and borrowings is presented in “Item 3.  Key Information — A.  Selected Financial Data.”

Results of operations

The following tables set forth net, or external, sales, internal sales and operating income/(loss) of each of the Company’s six segments for each of the indicated periods, with separate lines showing Viasat Broadcasting Central Operations and Parent Company and Other Companies.  Parent Company and Other Companies comprises revenues and costs relating to the parent company and certain Group intermediary holding companies, to the extent not allocated to any of the segments.  Net, or external, sales represent sales after consolidating eliminations of intra-Group sales.  Internal sales represent sales among Group segments (other than Associated Company CTC Media) and Parent Company and other Companies.

Following the distribution of CDON Group shares to MTG shareholders on December 15, 2010, MTG presented CDON Group as discontinued operations and the reporting for the Other Businesses has been restated for prior years to reflect the organization from December 31, 2010 and onwards.

	Year ended December 31,
	2011	2010	2009
External sales (1)	(in SEK million)
Free-TV Scandinavia	4,224	4,078	3,652
Pay-TV Nordic	4,547	4,319	4,163
Free-TV Emerging Markets	2,070	2,001	2,091
Pay-TV Emerging Markets (2)	915	878	848
Viasat Broadcasting Central Operations	175	171	164
Total Viasat Broadcasting Business Area	11,932	11,446	10,919
Other Businesses	1,519	1,640	1,505
Parent Company and Other Companies	22	15	3
Total	13,473	13,101	12,427

	Year ended December 31,
	2011	2010	2009
Internal sales (1)	(in SEK million)
Free-TV Scandinavia	169	170	168
Pay-TV Nordic	183	165	163
Free-TV Emerging Markets	3	4	4
Pay-TV Emerging Markets (2)	7	18	27
Viasat Broadcasting Central Operations	1,002	1,214	1,237
Total Viasat Broadcasting Business Area	1,365	1,570	1,599
Other Businesses	155	164	210
Parent Company and Other Companies	163	176	175
Total	1,684	1,911	1,985

	Year ended December 31,
	2011		2010	2009
Operating income/(loss) (1)	(in SEK million)
Free-TV Scandinavia	1,077		1,082	820
Pay-TV Nordic	923		821	723
Free-TV Emerging Markets	(3,121	) (3)	(43)	(3,388	) (4)
Pay-TV Emerging Markets (2)	49		112	168
U.K. Associated Company CTC Media	429		319	255
Viasat Broadcasting Central Operations	7		19	21
Total Viasat Broadcasting Business Area	(636)		2,309	(1,402)
Other Businesses	84	(5)	173	46	(6)
Parent Company and Other Companies	(261)		(216)	(200)
Total	(812)		2,266	(1,555)

(1)
On December 15, 2010, CDON Group was demerged from MTG by means of a distribution of the shares in CDON Group to MTG’s shareholders.  In order to provide comparable financial data, CDON Group’s results for 2009 and 2010 have been presented as discontinued operations.

(2)
The Company acquired 50% of Raduga TV in February 2010 and subsequently consolidated Raduga TV by the proportionate method.  The Company owned 50% of and consolidated Viasat Ukraine by the proportionate method until May 2010, when it acquired an additional 35% of the shares and fully consolidated its results in the income statement.

(3)	Includes SEK 3,153 million of impairment and close-down costs.

(4)	Includes SEK 3,304 million of impairment and close-down costs.

(5)	Includes SEK 29 million of impairment and close-down costs.

(6)	Includes SEK 47 million of impairment and close-down costs.

The following table illustrates MTG’s net sales by geographic area:

	Year ended December 31,
	2011	2010	2009	% change in 2011
	(in SEK million)
Net sales
Sweden	4,293	3,950	3,398	8.7
Norway	2,438	2,408	2,164	1.3
Denmark	3,355	3,367	3,279	0
Czech Republic, Bulgaria, Baltics	1,845	1,754	1,852	5.2
Rest of Europe	1,499	1,583	1,714	(5.3)
Other regions (1)	43	39	22	8.9
Total	13,473	13,101	12,427	2.8

(1)
The Company acquired 50% of Raduga in February 2010 and subsequently consolidated Raduga TV by the proportionate method.  The Company owned 50% of and consolidated Viasat Ukraine by the proportionate method until May 2010, when it acquired an additional 35% of the shares and fully consolidated it.

Results of Operations for Years ended December 31, 2011, 2010 and 2009

The following discussion of consolidated results for the Group for the years ended December 31, 2011, 2010 and 2009 uses sales of the Group after consolidating eliminations of intra-Group sales, or net sales.  We refer to the sum of the segment's net, or external, sales and internal sales as a segment’s total sales.  External sales are set out in the first table and internal sales are set out in the second table in “— A.  Operating Results — Results of Operations.”

Modern Times Group

Net Sales

MTG reported 3% net sales growth to SEK 13,473 million in 2011 from SEK 13,101 million in 2010, following continued full-year net sales growth in all four Free-TV and Pay-TV businesses in Scandinavia, Nordics and the Emerging Markets, as well as in the Other Businesses segment.  Net sales were up 6% in 2011 year-on-year at constant exchange rates.

The Group’s annual revenue mix remained relatively stable in 2011, with 44% of net sales derived from advertising sales, 47% from subscription revenues and 9% from other business-to-business and business-to-consumer sales.

MTG reported 5% net sales growth to SEK 13,101 million in 2010 from SEK 12,427 million in 2009, which reflected net sales growth for Free-TV Scandinavia, the Nordic Pay-TV and Pay-TV Emerging Markets businesses, as well as the Other Businesses segment.  Group net sales were up 12% year-on-year in 2010 at constant exchange rates.

The Group’s revenue mix reflected its diversified and balanced structure, with 43% of net sales in 2010 (2009:  43%) derived from advertising sales, 46% of net sales in 2010 (2009:  47%) from subscription revenues and 11% of net sales in 2010 (2009:  10%) from other business-to-business and business-to-consumer sales.

Operating Expenses

Cost of goods and services increased 11% to SEK 8,780 million in 2011 from SEK 7,902 million in 2010.  This reflected the launch of seven free-TV channels and the addition of 12 pay-TV channels since the beginning of 2010, continued programming investments including the acquisition or renewal of several key sports rights resulting in increased amortization costs, and ongoing investments in the Emerging Markets satellite pay-TV platform.  Further, impairment of intangible assets and programming assets had an impact of SEK 741 million in 2011.  Selling expenses increased 218% to SEK 3,715 million in 2011 from SEK 1,169 million in 2010.  This reflected the goodwill impairment recorded in 2011 of SEK 2,441 million described in the next paragraph.  Administrative expenses increased 5% to SEK 2,101 million in 2011 from SEK 1,992 million in 2010.  This reflected the continued overall scaling of the Group’s operations.  Other operating expenses increased to SEK 130 million in 2011 from SEK 109 million in 2010.  Depreciation and amortization charges declined to SEK 183 million in 2011 from SEK 218 million in 2010.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss making free-TV operations in Slovenia).  SEK 2,441 million of these charges were reported in selling expenses, with the balance reported in costs of goods and services.

Cost of goods and services increased 4% to SEK 7,902 million in 2010 from SEK 7,611 million in 2009.  This reflected the launch or re-launch of five free-TV channels and the addition of ten new pay-TV channels since the beginning of 2009, as well as ongoing programming investments in Scandinavia and the Emerging Markets and the year-on-year effect of the consolidation of the results of the Ukrainian and Russian pay-TV platforms.  Selling expenses decreased 73% to SEK 1,169 million in 2010 from SEK 4,410 million in 2009.  This mainly reflected the goodwill impairment and other charges in 2009 of SEK 3,294 million described in the next paragraph.  Administrative expenses decreased 7% to SEK 1,992 million in 2010 from SEK 2,139 million in 2009, which reflected the closing down of certain subsidiaries as well as cost savings in the Baltics and Sweden.  Other operating expenses increased to SEK 109 million in 2010 from SEK 100 million in 2009.  Depreciation and amortization charges declined to SEK 218 million in 2010 from SEK 230 million in 2009.

In 2009, the Company recognized SEK 3,270 million of impairment costs (primarily related to a write-down of the goodwill balances and intangible assets relating to the Group’s Bulgarian and Slovenian operations) and charges of SEK 82 million relating to close-down costs (primarily related to Playahead.com online social networking business) and writing-down of certain programming assets (related to free-TV broadcasting operations in the Baltics).  SEK 3,294 million of these charges were reported in selling expenses, with the balance reported in costs of goods and services.

Operating Income

The Group’s share of earnings in associated companies for 2011 amounted to SEK 436 million compared to SEK 324 million in 2010.  The Group’s share of earnings in associated companies in 2011 was affected by the fact that CTC Media’s third quarter 2011 results included USD 16.8 million of non-cash impairment charges, of which USD 1.5 million impacted MTG’s 2011 income statement (with the balance of MTG’s proportionate share of USD 4.9 million recognized directly in equity).

In 2011, the Company recorded an operating loss of SEK 812 million, compared to an operating income of SEK 2,266 million in 2010.

The Group’s share of earnings in associated companies, which primarily comprise the Group’s share of the earnings of CTC Media, was SEK 324 million in 2010, compared to SEK 268 million in 2009.  MTG’s participation in CTC Media was diluted during 2010 as a result of newly issued shares by CTC Media, resulting in a decrease in the Group’s shareholding in CTC Media to 38.3% at the end of 2010 from 39.4% at the end of 2009.

In 2010, operating income increased to SEK 2,266 million from an operating loss of SEK 1,555 million in 2009.

Financial Items

Financial costs increased to SEK 179 million in 2011 from SEK 144 million in 2010 and decreased in 2010 from SEK 225 million in 2009.  Included in financial costs is interest expense of SEK 113 million in 2011, SEK 94 million in 2010 and SEK 181 million in 2009.  The changes in interest expense are due to decreasing borrowing levels, in part offset by increasing interest rates.

Financial income increased to SEK 53 million in 2011 from SEK 31 million in 2010 and decreased in 2010 from SEK 40 million in 2009.  Included in financial income is interest income of SEK 53 million in 2011, SEK 24 million in 2010 and SEK 18 million in 2009.

In October 2010, the Group announced that it had arranged a new SEK 6,500 million five-year revolving multi- currency credit facility (the “Revolving Multi-Currency Credit Facility”), to replace the existing SEK 3,500 million multi-currency credit facility, which was due in February 2011, and the SEK 3,000 million term loan, which was due in April 2012.  The Revolving Multi-Currency Credit Facility is unsecured, has no required amortizations and was provided by a group of eight leading international banks.

Gain from financial assets was SEK 14 million in 2011, SEK 10 million in 2010 and nil in 2009.  On December 2, 2010, the Group subscribed to 100% of a SEK 250 million convertible bond issued by CDON Group.  The option element of the convertible bond was calculated at fair value.  The residual amount was booked as a long term interest-bearing receivable at amortized cost using the efficient interest method.  The resulting effect on the income statement comprised the accrual of interest income according to the effective interest method, and the recognition of the change in the fair value of the option element of the bond between the balance sheet dates as a financial item through profit and loss.  The change in value of the option element between the listing of CDON Group’s shares on December 15, 2010 and December 31, 2010 was SEK 2 million and included in gain from financial assets in 2010.  In 2011, gain from financial assets included a SEK 14 million gain on the change in value of the option element of the SEK 250 million CDON Group convertible bond.

Income Tax

MTG reported income/(loss) before tax of SEK (924) million in 2011, compared to SEK 2,163 million in 2010.  Group tax charges declined to SEK 364 million in 2011 from SEK 413 million in 2010.

The Group reported income/loss before tax of SEK 2,163 million in 2010, compared to SEK (1,741) million in 2009.  Group tax charges in 2010 were SEK 413 million, compared to SEK 348 million in 2009.

Net Income

MTG reported net income/(loss) from continuing operations of SEK (1,289) million in 2011, SEK 1,750 million in 2010 and SEK (2,089) million in 2009.

MTG reported a non-cash non-recurring gain of SEK 1,717 million from discontinued operations in 2010.  The gain arose from the distribution of all the shares in CDON Group in December 2010, and reflected the difference between the market value of CDON Group of SEK 2,042 million and the SEK 326 million book value at which the CDON Group was held on the Group’s statement of financial position.  The Group also reported SEK 73 million of net income from discontinued operations in 2010, compared to SEK 81 million in 2009.

Total net income/(loss) was SEK (1,289) million in 2011, SEK 3,541 million in 2010 and SEK (2,008) million in 2009.

Non-controlling interest

Net income/(loss) attributable to the non-controlling interest in the subsidiaries amounted to SEK 38 million in 2011, compared to SEK 19 million in 2010 and SEK 25 million in 2009.  The change between the years primarily reflected the changes to the net income of companies in which MTG has a non-controlling interest, as well as changes in holdings over the periods.

Free-TV Scandinavia

Commercial share of viewing (%) (1)	Year ended December 31,
	2011	2010	2009
Sweden (age 15 – 49 years)	35.8	36.8	36.1
Norway (age 15 – 49 years)	22.4	26.4	27.3
Denmark (age 15 – 49 years)	24.1	24.5	23.3

(1)	The commercial share of viewing data for Sweden are according to MMS. The commercial share of viewing data for Norway and Denmark are according to TNS Gallup.

Penetration (%) (1)	Year ended December 31,
	2011	2010	2009
TV3 Sweden	88	87	88
TV6 Sweden	88	88	88
TV8 Sweden	66	66	65
TV10 Sweden	47	40	-
TV3 Norway	92	92	89
Viasat4 Norway	75	75	68
TV3 Denmark	67	69	68
TV3+ Denmark	60	62	65
TV3 PULS Denmark	44	45	53

(1)	The penetration data for Sweden are according to MMS. The penetration data for Norway and Denmark are according to TNS Gallup.

The combined commercial target audience share for the Group’s Swedish channels was down in 2011 following the weaker than anticipated performance of several key locally produced formats.  The Spring programming schedules were launched earlier in 2012 than in 2011 and extensive changes have been implemented to the schedules, with a focus on new series of popular local productions and proven international programs.

The combined commercial target audience share for the Norwegian channels was down in 2011 following the launch of additional channels by competitors and weaker than expected ratings for a number of local productions during the Fall season.  The Norwegian media house is investing in programming content, and the Spring 2012 schedules will feature a number of well-established formats that are being launched from January onwards.

The combined commercial target audience share for the Danish channels was down in 2011 following the underperformance of certain local productions and lower viewing levels for the UEFA Champions League and UEFA Europa League, as well as during the Danish general election.  The 2012 Spring schedule has also been launched earlier in Denmark and includes a lineup of new seasons of successful formats.

The Free-TV Scandinavia business generated 33% of the Group total sales, being the sum of aggregate external sales and aggregate internal sales of the Group in 2011, compared to 32% in 2010 and 31% in 2009.

Total sales for the Free-TV Scandinavia business grew by 3% on a year-on-year basis to SEK 4,393 million in 2011 from SEK 4,247 million in 2010.  The Scandinavian free-TV operations generated 11% growth in total sales in 2010 from SEK 3,820 million in 2009, reflecting rising volume and price levels.  The segment reported total sales growth of 6% at constant exchange rates in 2011 and 16% in 2010.  In 2011, the slower year-on-year growth in total sales primarily reflected continued growth in the TV advertising markets in all three Scandinavian countries, offset by lower audience and market shares for the Group’s operations as shown in the tables above.  The growth during 2010 reflected continued year-on-year TV advertising market growth in all three Scandinavian countries, offset by negative currency exchange effects which impacted segment total sales performance by 5% for the year.

Operating income was relatively stable at SEK 1,077 million in 2011 compared to SEK 1,082 million in 2010, a decrease of 0.5%, following increased investments in programming in all three countries during the year.  The business segment reported an operating margin of 25% in 2011, 25% in 2010 and 21% in 2009.

Operating income for Free-TV Scandinavia increased from SEK 820 million in 2009 to SEK 1,082 million in 2010, an increase of 32%, despite programming investments, the launch of the TV10 channel in Sweden in September 2010 and investments in the development of the TV3 PULS channel in Denmark, which was launched at the end of the first quarter in 2009.

Pay-TV Nordic

Subscriber data	Year ended December 31,
	2011	2010	2009
	(in thousand, unless otherwise indicated)
Premium subscribers	1,058	1,057	997
- of which, satellite subscribers	638	663	685
- of which, third-party network subscribers	421	394	312
Basic DTH subscribers	38	43	45

DTH satellite value-added service subscribers:
ViasatPlus	188	158	141
Multi-room	250	235	211
High definition	297	210	106

ARPU (SEK) (1)	4,791	4,555	4,435

(1)   Annualized from the average revenue per premium satellite subscriber for the fourth quarter of the applicable year.

Viasat’s premium subscriber base was increased by 1,000 net new premium subscribers during 2011, due to growth in the amount of third-party network subscribers in Sweden in particular partially offset by declines in the premium satellite subscriber base.  The number of subscribers to Viasat’s value-added services continued to grow year-on-year.  Viasat added 60,000 net new premium subscribers during 2010, which reflected continued premium subscriber intake on third-party networks.  The DTH satellite premium subscriber base declined slightly during the 2010, but reported lower overall customer churn levels.  This reflected growth in the premium DTH subscriber base in Sweden, which was offset by declines in the Norwegian and Danish subscriber bases.  The number of subscribers to Viasat’s recordable digital set-top box, multi-room and HD services continued to increase during the year.

The Pay-TV Nordic business generated 35% of the Group total sales in 2011, compared to 34% in 2010 and 35% in 2009.

The Pay-TV Nordic business reported 5% year-on-year total sales growth in 2011 to SEK 4,730 million from SEK 4,484 million in 2010.  Total sales grew by 4% year-on-year in 2010 from SEK 4,327 million in 2009.  The segment reported total sales growth of 8% at constant exchange rates in both 2011 and 2010.

ARPU annualized from the fourth quarter of 2011 increased by 5% year-on-year to SEK 4,791 from ARPU of SEK 4,555 annualized from the fourth quarter of 2010, which reflected price increases introduced during 2011 as well as the ongoing rise in the penetration of accretive value-added services. ARPU annualized from the fourth quarter of 2010 increased by 9% to SEK 4,555, from ARPU of SEK 4,435 annualized from the fourth quarter of 2009, and the increase primarily reflected price increases and the ongoing customer uptake of value-added services.

Operating income for the Nordic Pay-TV operations increased by 12% to SEK 923 million in 2011 from SEK 821 million in 2010, an increase of 14% from SEK 723 million in 2009.  The operating margin increased to 20% in 2011 and 18% in 2010 from 17% in 2009.  The increase in total sales in 2011 more than offset ongoing investments in the Viaplay streaming platform as well as premium sports content investments resulting in increased amortization costs.  The increase in total sales in 2010 more than offset increased costs relating to the addition of seven new Viasat-branded channels since the beginning of 2009, as well as increased programming investments in premium sports content resulting in increased amortization costs.

Free-TV Emerging Markets

Commercial share of viewing (%) (1)	Year ended December 31,
	2011	2010	2009
Estonia (age 15 – 49 years)	42.0	40.9	40.2
Latvia (age 15 – 49 years)	37.2	38.1	34.7
Lithuania (age 15 – 49 years)	44.0	40.7	40.4
Hungary (age 18 – 49 years)	8.1	7.5	7.9
Czech Republic (age 15 – 54 years)	27.7	23.4	20.8
Slovenia (age 18 – 49 years)	10.4	10.1	11.2
Bulgaria (age 18 – 49 years)	28.1	28.2	31.7

(1)
All commercial share of viewing data for the Baltic countries (Estonia, Latvia and Lithuania) is from the TNS EMOR market research company.  The commercial share of viewing data for Hungary are according to AGB Nielsen.  The commercial share of viewing data for Czech Republic are according to ATO MediaResearch.  The commercial share of viewing data for Slovenia are according to AGB Nielsen.  The commercial share of viewing data for Bulgaria are according to GARB Audience Research Bulgaria.

The Free-TV Emerging Markets business generated 15% of the Groups total sales in both 2011 and 2010, and 17% of Group total sales in 2009.

Total sales for the Group’s Free-TV Emerging Market operations increased by 3% year-on-year to SEK 2,073 million in 2011 from SEK 2,004 million in 2010, mainly due to a sales increase in the Prima operations, while the Baltic and Bulgarian operations were flat or decreasing, respectively.  Total sales declined by 4% to SEK 2,004 million in 2010 from SEK 2,095 million in 2009, but increased by 4% at constant exchange rates.  The increase of total sales at constant exchange rates reflected TV advertising market growth and market share gains in several of the Group’s countries of operation.  The segment reported 8% total sales growth at constant exchange rates in 2011.

Free-TV Emerging Markets reported operating losses of SEK 3,121 million in 2011, operating losses of SEK 43 million in 2010 and operating losses of SEK 3,388 million in 2009.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 174 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss making free-TV operations in Slovenia).

In 2010, the cost of ongoing selective programming investments was offset by previously introduced cost reduction measures.

In 2009, the Company recognized SEK 3,270 million of impairment costs (primarily related to a write-down of the goodwill balances and intangible assets relating to the Group’s Bulgarian and Slovenian operations) and charges of SEK 35 million relating to the writing down of certain programming assets (related to free-TV broadcasting operations in the Baltics).

Pay-TV Emerging Markets

Subscriber data	Year ended December 31,
	2011	2010	2009
	(in thousand)
Satellite subscribers	532	430	240
Mini-pay-TV subscriptions	64,285	50,245	40,778

The Pay-TV Emerging Markets business added 102,000 net satellite subscribers in 2011 following healthy subscriber intake on the satellite platforms in Ukraine and Russia, as well as growth in the Baltic subscriber base.  Viasat’s total satellite subscriber base in the Emerging Markets grew year-on-year in 2010, following continued premium subscriber intake on the Ukrainian platform and basic subscriber intake on the Raduga TV platform in Russia.  In 2011, the business added more than 14 million subscriptions, following the signing of new contracts in Russia in particular.  The wholesale mini-pay business added 9.5 million new subscriptions during the 2010 and passed the 50 million subscription mark for the first time only seven years after the business was launched.

The Pay-TV Emerging Markets segment generated 7% of Group total sales in 2011, 2010 and 2009.

In January 2012, the Group announced that it had aligned the accounting treatment of the results of its Ukrainian satellite pay-TV business with that applied to its other pay-TV operations.  The alignment relates to reporting results net of subscriber connection fees, where the recognition of commissions to retailers were not allocated to match subscriber connection fees.  This resulted in a SEK 29 million accumulated reduction in net sales and a SEK 18 million accumulated reduction in operating income for the Emerging Markets pay-TV operations in 2011 and 2010, of which SEK 12 million reduction in sales and SEK 10 million reduction in operating income in 2010.

The segment generated 6% year-on-year total sales growth in 2011 to SEK 915 million from SEK 896 million in 2010.  The segment reported a 2% total sales growth to SEK 896 million in 2010 from SEK 875 million in 2009.  The growth reflected continued subscriber intake in the Baltics, Ukraine and Russia, as well as the year-on-year effect of the consolidation of the results of the Group’s 50% interest in Raduga TV from the beginning of February 2010 and the full consolidation of the Viasat Ukrainian DTH satellite platform from the beginning of June 2010.  Pay-TV Emerging Markets reported year-on-year total sales growth of 13% in 2011 and 12% in 2010 at constant exchange rates.

Pay-TV Emerging Markets reported an operating profit of SEK 49 million in 2011 compared to SEK 112 million in 2010, with operating margins of 5% and 12% respectively for the two years and an operating profit of SEK 168 million for the full year 2011 with a 19% operating margin.

Operating income in 2011 was negatively affected by the costs associated with the launch of ten new mini-pay Viasat channels since the beginning of 2010, the ongoing investments in the development of the Ukrainian and Russian platforms resulting in increased amortization costs, and the proportionate consolidation of 50% of Raduga TV.  Operating income in 2010 was negatively impacted by the costs associated with the launch of six new channels, including Nova Sport in Bulgaria since the beginning of 2009, the 50% consolidation of Raduga TV in Russia and the full consolidation of the Ukrainian satellite platform during the second quarter of 2010.

Associated Company CTC Media

CTC Media reported results	Oct. 2010 – Sep. 2011	Oct. 2009 – Sep. 2010	Oct. 2008 – Sep. 2009
	(in USD million)
Sales	752	559	513
Operating income	225	143	(24)
Income before tax	238	152	(50)

MTG share of CTC Media results	Year ended December 31,
	2011	2010	2009
	(in SEK million)
Associated company income	429	319	255
Dividends received	319	216	–
MTG equity participation	38.1%	38.4%	39.4%

MTG’s share of CTC Media amounted to 39.4% at the end of 2008, and was diluted to 38.3% at the end of 2010, and further to 38.1% at the end of 2011, due to new share issues by CTC Media.

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its results after MTG.

CTC Media’s sales for the twelve month period ended September 30, 2011 grew by 34% year-on-year from USD 559 million for the twelve months ended September 30, 2010, with pre-tax profits of USD 238 million for the period.  CTC Media’s sales grew by 9% year-on-year to USD 559 million for the twelve months ended September 30, 2010, and CTC Media reported pre-tax profits of USD 152 million for the period.  CTC Media’s reported sales amounted to USD 513 million for the period October 2008 to September 2009, with pre-tax losses of USD 50 million.

MTG’s full year 2011 participation in the earnings of CTC Media increased to SEK 429 million from SEK 319 million in 2010.  The 2011 share was impacted by CTC Media’s USD 16.8 million of non-cash impairment charges for the third quarter of 2011, of which USD 1.5 million impacted MTG’s 2011 income statement (with the balance of MTG’s proportionate share of USD 4.9 million recognized directly in equity in MTG’s balance sheet).

CTC Media’s results for the fourth quarter of 2009 included a USD 19 million charge, arising from the impairment of the broadcasting licenses of certain regional owned-and-operated stations in Russia, and a USD 29 million stock-based compensation expense recognized in conjunction with the settlement of litigation brought by CTC Media.  MTG’s full year 2010 equity participation in the earnings of CTC Media therefore amounted to SEK 319 million, compared to SEK 255 million in for the full year 2009.

CTC Media paid four quarterly cash dividends of in total USD 129 million during 2011.  The Group received a total of USD 49 million (SEK 319 million) in dividends from CTC Media in 2011.  CTC Media paid four cash dividends of in total USD 80 million during 2010.  The Group received payments of in total USD 31 million (SEK 216 million) during 2010.

Other Businesses

The Other Businesses segment primarily comprises the Group’s Radio, Bet24 and Modern Studios businesses.  The Group’s Radio operations comprise the leading national commercial networks RIX FM in Sweden and P4 Hele Norge in Norway, the networks Bandit and NRJ, the stations Lugna Favoriter and, since April 2011, Radio1 which has replaced Star FM in Sweden, and the big city network P5 in Norway, as well as national and local stations in the Baltics.  The Group also has an equity stake in the largest commercial radio broadcasting network in Finland.  Modern Studios comprises the Group’s content production business, and includes the Strix Television production company.  Bet24.com is MTG’s gaming and betting operation.

Total sales for the Other Businesses declined 5% year-on-year in 2011 to SEK 1,519 million, compared to SEK 1,640 million in 2010, as a result of lower Bet24 sales.  Total sales for the Other Businesses increased by 7% year-on-year to SEK 1,804 million in 2010 from SEK 1,716 million in 2009.  The development reflected healthy sales growth and further advertising market share gains for the Norwegian radio operations in particular.  Segment total sales declined by 5% year-on-year in 2011 but were up 11% year-on-year at constant exchange rates in 2010.

The segment reported operating income of SEK 84 million in 2011, SEK 173 million in 2010 and SEK 46 million in 2009.  Operating income included SEK 29 million in charges in 2011 and SEK 47 million in 2009, mainly relating to close-down costs.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the Board of Directors and the management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

Impairment of goodwill

Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of an acquired company’s identifiable net assets at acquisition date.  Goodwill is tested annually for impairment and is recognized at acquisition cost less accumulated impairment losses.  The impairment review of goodwill requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans.  This allocation refers to the cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit from the business combination in which the goodwill item arose.

Impairment of other intangible assets

Other intangibles are comprised of the intangible assets acquired in a business combination that the acquired company had not previously recognized as assets in its financial statements at acquisition date in a business combination and acquired intangible assets outside a business combination. Other intangible assets are tested annually for impairment and are recognized at acquisition cost less accumulated impairment losses.  The impairment review of other intangible assets requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans.

Programming rights inventory

The programming rights inventory is one of the most important assets for the future earnings capacity of the Group. The amortization of programming rights inventory is based on an estimate of the forecasted revenue streams during the period MTG holds the rights to the program in question. Typically, a higher proportion of the amortization costs are recognized in the beginning of the revenue period. A higher proportion of revenues from programming arise during the first runs of the program. Revenues subsequently decline as the program rights period goes on, as a result of the relatively lower entertainment value of reruns and lower interest in programming that has already been aired. The estimated revenue periods could change, and, as a result, affect the income for the period, as well as the financial position.

Cash flow hedges

The Group uses cash flow hedges in order to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds and, until the autumn 2011, Swiss francs.  Cash flow hedges are made on a rolling twelve month basis, and comprise forward currency contracts used to cover exchange rate differences on program purchases.  The derivatives are valued at fair value on the balance sheet date.  The valuations make use of observable sources of data by using market rates published by Six Edge, a provider of financial information, to derive at fair value.  MTG has elected to use hedge accounting related to forward contracts with a few exceptions.  Certain forward contracts impact other comprehensive income; others affect the net income, due to the rules applied for hedge accounting according to IAS 39.

Accounting policies

The accounting principles applied by the Group have been the same for the years 2011, 2010 and 2009, with the exception of IAS 27.  Consolidated and Separate Financial Statements and IFRS3, Business Combinations which were applied from 2010.

Revised IFRS 3, Business Combinations.  Changes relate to the definition of businesses, transaction costs for acquisitions will be expensed, conditional consideration must be determined at fair value at the time of the acquisition and effects of revaluations of liabilities related to the conditional consideration are recognized as a revenue or expense in the income statement or other comprehensive income.  Further, additional acquisitions made after decisive influence is achieved are recognized as shareholder transactions and recorded directly in equity.  There will be two alternatives for the recognition of non-controlling interests and goodwill.  One alternative is to recognize the minority at fair value by including goodwill, another alternative is to include the non-controlling interests in net assets.  The choice of method is made for each acquisition separately.  The rules for additional acquisitions made after control is achieved were applied to the acquisition of 35% of the shares in Viastrong Holding AB in 2010, previously a joint venture 50% owned by MTG.  The original 50% share was revalued at fair value, and the remaining 15% shares included in the purchase price allocation.

Amended IAS 27, Consolidated and Separate Financial Statements.  The change to IAS 27 implies among other that non-controlling interests shall be recognized even if the non-controlling interest is negative, transactions with non-controlling owners shall be recorded in equity, and that when a disposal of part of a subsidiary results in loss of control of the subsidiary, any remaining interest should be revaluated at fair value with the resulting effect recognized in profit or loss.

The following new standard significant to the Company has been issued but is not effective for the financial year 2011, and has not been early adopted:

IFRS 11, Joint Arrangements.  The standard replaces IAS 31, Interests in Joint Ventures.  The standard is judged to have an effect on the consolidated accounts, as the proportionate method disappears, and the equity method is to be used instead.  The proportionate method is currently used for the consolidation of Raduga and TV2 Sport, and allows consolidation of the income statement and the balance sheet in the same proportion as the ownership.  The standard is effective for annual periods beginning on or after January 1, 2013.

B.    Liquidity and Capital Resources

MTG’s sources of funding are primarily cash flows from operations and borrowings.

The Company’s cash and short-term deposits were SEK 470 million at December 31, 2011 (2010:  SEK 500 million; 2009:  SEK 737 million).  The Company’s long- and short-term interest bearing assets were SEK 307 million at December 31, 2011 (2010:  SEK 242 million; 2009:  SEK 77 million).

A majority of the Group’s external borrowing is managed centrally in accordance with the Group’s financial policies.  Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections.  Some group companies, including those where the Group owns a 50% interest, have external loans or overdraft facilities.

The Company expects to meet its current and future cash requirements from existing businesses cash flow from operations and the SEK 6,500 million five-year revolving multi-currency credit facility (the “Revolving Multi-Currency Credit Facility”).  In October 2010, the Group arranged the Revolving Multi-Currency Credit Facility, replacing the then existing borrowing facilities.  The facilities which were replaced by the Revolving Multi-Currency Credit Facility comprised a revolving multi-currency credit facility of SEK 3,500 million granted in February 2006 and maturing in February 2011 (the “2006 Facility”) and a medium-term credit facility of SEK 3,000 million granted in July 2009 and maturing in July 2012 (the “2009 Facility”).  The interest rate payable on borrowings under the Revolving Multi-Currency Credit Facility varies with IBOR, depending on the currency utilized.

Pursuant to the Revolving Multi-Currency Credit Facility, the Company is required to ensure that, at the end of each quarter, the Company’s ratio of Consolidated Total Net Debt (a non-IFRS measure) to consolidated EBITDA (a non-IFRS measure) does not exceed 3.5:1 and that the ratio of consolidated EBITDA (a non-IFRS measure) to Consolidated Net Financial Expenses (a non-IFRS measure) is not less than 3:1.  There are no external regulatory capital requirements to be met by the parent company or any of the subsidiaries.

For a discussion of the interest rate exposure, see “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate.”

In addition to the Revolving Multi-Currency Credit Facility, the Company has two overdraft facilities of SEK 50 million each.  The Company’s subsidiary Prima Group has a local revolving credit facility of CZK 220 million, of which CZK 60 million is an overdraft facility.  The facility was unutilized as of December 31, 2011, 2010 and 2009.  The Company’s subsidiary Nova has a Credit Facility of EUR 6 million, of which EUR 4.9 million were outstanding as of December 31, 2011 (2010:  EUR 5.8 million, 2009:  EUR 2.3 million).

As of December 31, 2011, the Company’s borrowings outstanding under the Revolving Multi-Currency Credit Facility amounted to SEK 1,542 million.  These borrowings will mature in 2015.  The Company’s borrowings under the then existing credit facilities were SEK 2,700 million and SEK 3,500 million as of December 31, 2010 and 2009, respectively.  Total interest-bearing loans and borrowing were SEK 1,566 million as of December 31, 2011(2010:  SEK 2,741 million; 2009:  SEK 3,518 million).  Other interest-bearing liabilities were SEK 9 million as of December 31, 2011 (2010:  SEK 27 million; 2009:  SEK 45 million).

The available liquid funds, calculated as cash plus unutilized facilities, were SEK 5,528 million as of December 31, 2011 (2010:  SEK 4,400 million; 2009:  SEK 3,837 million).

At December 31, 2011, the MTG Group had future television programming commitments of SEK 7,378 million.  In addition, the MTG Group has a number of commitments relating to the lease of satellite capacity on the Nordic position satellites, all of which are payable in Swedish kronor or Norwegian kronor.  The payment obligations associated with such cash commitments for the MTG Group at December 31, 2011 were in total SEK 1,135 million in varying annual amounts up until 2017.

If future operating results are lower than expected, capital expenditures are higher than anticipated, anticipated cost savings are not achieved or investments are accelerated beyond currently projected levels, additional financing may be necessary in order to fund development and operations or to service the principal and interest payment obligations under external financing arrangements.  For example, capital expenditures associated with the geographical expansion or further consolidation of the MTG Group would probably require additional external financing.  However, it is the Company’s opinion that the working capital is sufficient for Group’s present requirements.

The following table sets out certain information relating to the cash flows of the Company:

	Year ended December 31,
	2011	2010	2009
	(SEK million)
Net cash provided by operating activities, before working capital changes	1,853	1,810	1,226
Working capital changes	(56)	(277)	101
Net cash provided by operating activities	1,797	1,534	1,327
Net cash used in investing activities	(115)	(683)	(302)
Net cash used in financing activities	(1,737)	(897)	(1,441)
Net cash flow provided by/(used in) discontinued operations (CDON Group)	–	(88)	211
Net increase (decrease) in cash	(55)	(135)	(206)
Cash at the beginning of period	500	737	975
Translational differences in cash and cash equivalents	25	(102)	(32)
Cash at the end of period	470	500	737

The Company had a cash balance of SEK 470 million at December 31, 2011, SEK 500 million at December 31, 2010 and SEK 737 million at December 31, 2009.

Net cash provided by operating activities, before working capital changes, was SEK 1,853 million in 2011, SEK 1,810 million in 2010 and SEK 1,226 million in 2009.  The increases in 2011 and 2010 were mainly due to increased net sales of the Company and dividends paid by associated company CTC Media, Inc.

Working capital changes were negative SEK 56 million in 2011, which were mainly related to timing differences, i.e., changes in the timing of payables which vary from time to time.  Working capital changes were negative SEK 277 million in 2010, which mainly related to increased prepaid programming expenses in current receivables.  Working capital changes were positive SEK 101 million in 2009, which reflected lower levels of trade receivables and seasonal fluctuations mainly in payables.

Net cash used in investing activities amounted to SEK 115 million in 2011, SEK 683 million in 2010 and SEK 302 million in 2009.  These amounts include acquisitions of minority shareholdings and expenditures for machinery and equipment.  In 2011, cash used in investing activities comprised investments of SEK 120 million in equipment.  Three minor subsidiaries in the Czech Republic were divested at SEK 5 million in cash.  In 2010, cash used in investing activities consisted of approximately SEK 157 million in maintenance capital expenditure, SEK 250 million in investments in the CDON Group convertible loan, approximately SEK 155 million in investments in 50% of the share capital of Raduga TV and approximately SEK 104 million mainly in acquisitions of 35% of the share capital of Viasat Ukraine.  In 2009, cash used in investing activity included investments in equipment of SEK 156 million, investments in the remaining non-controlling interest in MTG Russia of SEK 122 million and part of the non-controlling interest in Playahead of SEK 16 million.

Net cash used in financing activities was SEK 1,737 million in 2011, SEK 897 million in 2010 and SEK 1,441 million in 2009.  In 2011, the cash flow used in financing activities included SEK 498 million of dividend payment to MTG shareholders and new borrowings under the Revolving Multi-Currency Credit Facility of SEK 1,953 million and repayment of borrowings in the amount of SEK 3,141 million, resulting in a net reduction of borrowings of SEK 1,188 million.  The 2010 cash flow used in financing activities included SEK 182 million of cash received as a result of the exercise of employee share options, a dividend payment to the shareholders of SEK 363 million and new borrowings of SEK 3,738 million under the Revolving Multi-Currency Credit Facility and SEK 1,218 million under the 2006 Facility, for a total of SEK 4,957 million, and repayment in part of the 2009 Facility in the amount of SEK 3,000 million, repayment in part of the 2006 Facility of SEK 1,719 million and repayment in part of the Revolving Multi-Currency Credit Facility of SEK 1,038 million, in the total amount of SEK 5,757 million, resulting in a net reduction of borrowings of SEK 800 million.  The 2009 cash flow used in financing activities included a dividend payment to the shareholders of SEK 329 million and new borrowings under the 2006 Facility of SEK 850 million and repayment in part of borrowings under the 2006 Facility in the amount of SEK 1,990 million, resulting in a net reduction of borrowings of SEK 1,140 million.

Because of the seasonal fluctuations in the business of the MTG Group, the cash flow from operations will also fluctuate during the course of the year.  See “—A.  Operating Results — Seasonality.”

C.    Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses, other than broadcasting licenses.  See “Item 4.  Information about the Company — B.  Business Overview — Regulation.”

D.    Trend Information

For a discussion of trend information, see “—A.  Operating Results.”

E.     Off-Balance Sheet Arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

F.     Tabular Disclosure of Contractual Obligations

The following table presents the Company’s contractual obligations as of December 31, 2011.

	Total		Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
	(in SEK million)
Loans from banks (including interest)	1,881		117	148	1,616	–
Other interest-bearing liabilities	8		1	7	–	–
Finance lease obligations	5		5	–	–	–
Operating lease obligations	574		132	231	211	–
Future payments for program rights	7,379		1,708	4,808	863	–
Transponder commitments	1,135		298	617	220	–
Total	10,982	(1)	2,262	5,811	2,910	–

(1)	The total amount does not include accounts payable of SEK 1,172 million and forward agreements of SEK 54 million, both of which are payable in less than one year.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors

The following table sets forth information of each member of the Company’s Board of Directors as of December 31, 2011.
Name	Position	Born	Nationality	First Elected	Independent of major shareholders	Independent of Company and its management (1)	Remuneration Committee	Audit Committee
David Chance	Chairman	1957	American and British	1998	Yes	Yes	Member
Mia Brunell Livfors	Director	1965	Swedish	2007	No	Yes	Member
Lorenzo Grabau(2)	Director	1965	Italian	2011	Yes	Yes		Member(2)
Simon Duffy	Director	1949	British	2008	Yes	Yes		Chairman
Alexander Izosimov	Director	1964	Russian	2008	Yes	Yes		Member
Michael Lynton	Director	1960	American and British	2009	Yes	Yes		Member
David Marcus	Director	1965	American	2004	Yes	Yes	Chairman
Cristina Stenbeck	Director	1977	American and Swedish	2003	No	Yes

(1)	Independent in accordance with the Swedish Code of Corporate Governance.

(2)	Elected on May 18, 2011, all other Directors were re-elected on May 18, 2011.

Biographical information of each member of the Company’s Board of Directors is set forth below.

David Chance has served as the Chairman of the Board of Directors since May 2003 and is a member of the Remuneration Committee.  He has been a member of the Board of Directors since 1998.  Mr. Chance was deputy managing director of the BSkyB Group between 1993 and 1998, and is currently chairman of Top Up TV.  He has also served as a non-executive director of ITV plc and O2 plc.  Mr. Chance graduated with a BA, BSc and MBA from the University of North Carolina.

Mia Brunell Livfors has been a member of the Board of Directors since 2007 and is a member of the Remuneration Committee.  Ms. Brunell Livfors has been the chief executive officer of Investment AB Kinnevik since 2006.  Ms. Brunell Livfors previously worked for the Company in various managerial positions from 1992 to 2006.  She was appointed as Chief Financial Officer of the Company in 2001.  Ms. Brunell Livfors has been chairman of the board of directors of Metro International S.A. since 2008.  She also serves as a non-executive director of Millicom International Cellular S.A., Tele2 AB, Transcom Worldwide S.A., Korsnäs AB and CDON Group AB, and has been a member of the board of directors of H&M Hennes & Mauritz AB since 2008.  Ms. Brunell Livfors studied Business Administration at Stockholm University.

Lorenzo Grabau has been a member of the Board of Directors since 2011 and is a member of the Audit Committee.  Mr. Grabau was a former managing director of Goldman Sachs, which he joined in 1994 after five years with Merrill Lynch.  Mr. Grabau held a number of leadership positions within the Goldman Sachs Investment Banking division, including head of Media and head of Consumer Retail.  Mr. Grabau graduated from Universita degli Studi di Roma, La Sapienza, Italy.

Simon Duffy has been a member of the Board of Directors since 2008 and is the Chairman of the Audit Committee.  Mr. Duffy was executive chairman of Tradus plc until the company’s sale in March 2008.  Mr. Duffy is non-executive chairman of bwin.party digital entertainment plc, Cell C (Pty) Limited and mBlox Inc., as well as a non-executive director of Oger Telecom Limited.  He was also executive vice-chairman of ntl:Telewest until 2007, having joined ntl in 2003 as chief executive officer.  Mr. Duffy has also served as chief financial officer of Orange SA, chief executive officer of wireless data specialist End2End AS, chief executive officer and deputy chairman of WorldOnline International BV, and held senior positions at EMI Group plc and Guinness plc.  Mr. Duffy graduated from Oxford University with a master’s degree and from Harvard Business School with an MBA.

Alexander Izosimov has been a member of the Board of Directors since 2008.  Mr. Izosimov served as chief executive officer of the VimpelCom Group and then the expanded VimpelCom Ltd, which is one of the world’s largest emerging market telecommunications companies, between 2003 and 2011.  He is a director of East Capital, EVRAZ Group S.A. and Dynasty Foundation.  Mr. Izosimov previously held several senior management positions at Mars, Inc. over a period of seven years, including as a member of the global executive management board and as regional president for Russia, the CIS, Eastern Europe and the Nordics.  He worked as a consultant for McKinsey & Co in Stockholm and London for five years.  Mr. Izosimov graduated from the Moscow Aviation Institute with a master’s degree in Science and from INSEAD with an MBA.

Michael Lynton has been a member of the Board of Directors since 2009 and is a member of the Audit Committee.  Mr. Lynton became chairman and chief executive officer of Sony Pictures Entertainment in January 2004.  Prior to joining Sony Pictures, Mr. Lynton worked for Time Warner and served as chief executive officer of AOL Europe, President of AOL International, and President of Time Warner International.  He was chairman and chief executive officer of Pearson plc’s Penguin Group from 1996 to 2000.  Mr. Lynton joined The Walt Disney Company in 1987 and was responsible for establishing Disney Publishing, and served as President of Disney’s Hollywood Pictures division from 1992 to 1996.  Mr. Lynton graduated from Harvard College and from Harvard Business School.

David Marcus has been a member of the Board of Directors since 2004 and is the Chairman of the Remuneration Committee.  Mr. Marcus is the co-founder and chief executive officer of Evermore Global Advisors, LLC.  He is also the non-executive Chairman of Modern Holdings, Inc.  Mr. Marcus graduated from Northeastern University in Boston.

Cristina Stenbeck has been a member of the Board of Directors since 2003.  Ms. Stenbeck has been Chairman of the board of directors of Investment AB Kinnevik since 2007 and has served as a non-executive director of Metro International S.A. and Tele2 AB since 2003.  Ms. Stenbeck graduated with a BSc from Georgetown University in Washington DC.

Executive Officers

The following table lists the names and positions of our executive officers.
Name	Position
Hans-Holger Albrecht	President & Chief Executive Officer
Mathias Hermansson	Chief Financial Officer
Petra Colleen	Executive Vice President of Administration
Irina Gofman	Executive Vice President of Russian & CIS Broadcasting
Martin Lewerth	Executive Vice President of Pay-TV and Technology
Jørgen Madsen	Executive Vice President of Nordic Broadcasting
Laurence Miall-d’Août	Executive Vice President
Anders Nilsson	Executive Vice President of Central European Broadcasting
Patrick Svensk	Executive Vice President of Content
Marc Zagar	Executive Vice President of Finance

Biographical information of our executive officers is set forth below.

Hans-Holger Albrecht, born in 1963, became Chief Operating Officer of MTG in May 2000 and was appointed as President and Chief Executive Officer in August 2000.  He joined the Group in 1997 and has served as Head of the Group’s Pay-TV operations and as President of Viasat Broadcasting.  Mr. Albrecht is Co-Chairman of CTC Media Inc. and Chairman of CDON Group AB.  He is also a member of the board of directors of Millicom International Cellular S.A. and a member of the board of the International Emmy Association in New York.  Prior to joining MTG, he worked for Daimler-Benz and with the Luxembourg-based CLT media group for five years, where he was responsible for all television activities and development in Germany and Eastern Europe.  Mr. Albrecht graduated with a Doctorate in Law from the University of Bochum in Germany.

Mathias Hermansson, born in 1972, has been the Company’s Chief Financial Officer since March 2006, prior to which he served as Group Financial Controller between 2001 and 2006 and held various financial positions at Viasat Broadcasting, MTG Radio and MTG’s internet retailing.  Mr. Hermansson also served as Finance Director at former subsidiary Metro International S.A.’s North American operations.  He joined MTG in 1999 as a management trainee.  Before joining MTG, Mr. Hermansson worked for Unilever Sweden.  He is a member of the Board of Directors of CTC Media, Inc.

Petra Colleen, born in 1975, was appointed as Executive Vice President of Administration in October 2011, having served as Head of Administration since 2005.  Ms. Colleen oversees MTG’s Corporate Responsibility, Modern Responsibility, and Modern Services (primarily human resources, training and development) areas.  She previously worked as Product Manager for Viasat’s pay-TV operations in Eastern Europe, which comprised both the cable channel business in 20 countries and the Viasat DTH satellite pay-TV platform in the Baltics.  Ms. Colleen joined MTG in 2002 as a management trainee.

Irina Gofman, born in 1970, was appointed as Executive Vice President of Russian and CIS Broadcasting and the Central and East European pay-TV channels business in October 2011.  Ms. Gofman has been Chief Executive Officer of MTG Russia and CIS since July 2008 and assumed responsibility for the Group’s emerging markets mini-pay channel business and satellite pay-TV platform in Ukraine from May 2011.  Between 2004 and 2007, she was chief executive officer of Rambler Media Group, one of the leading Russian internet media and services groups.  While at Rambler Media, Ms. Gofman led the company’s successful initial public offering and listing on the London Stock Exchange’s Alternative Investment Market (AIM).  She previously worked for MTG between 2002 and 2004 as Chief Operating Officer of the Russian TV network DTV, where she was also instrumental in the launch of Viasat Broadcasting’s wholesale pay-TV business in Russia.  Prior to returning to MTG, Ms. Gofman served as managing partner (Media) at ESN Group, a direct investment and management company.  She is a member of the Board of Directors of CTC Media, Inc.  Ms. Gofman graduated with a Ph.D. in Philology from Moscow State University and with an MBA from Babson College in the United States.

Martin Lewerth, born in 1973, was appointed Executive Vice President of Pay-TV and Technology in October 2011.  He was appointed Chief of Staff of Pay-TV in 2010 and Chief Technology Officer in 2007.  Mr. Lewerth joined MTG in 2001 as Chief Executive Officer of Viasat Satellite Services.  He was Viasat’s Chief Technology Officer between 2005 and 2007.  Prior to joining MTG, Mr. Lewerth worked at management consultancy firm Applied Value.  Mr. Lewerth graduated with a master’s of science degree from Chalmers University of Technology in Sweden.

Jørgen Madsen, born in 1966, was appointed as Executive Vice President of Nordic Broadcasting with responsibility for all of the Group’s Nordic free-TV, pay-TV and radio operations in October 2011.  Previously, Mr. Madsen had been Chief Executive Officer of MTG Denmark since 2002 and was also responsible for Viasat Broadcasting’s sports operations.  Separately, Mr. Madsen became Chairman of the Board of Directors of TV Prima in the Czech Republic in January 2008.  He has worked in the Group since 1994, serving as Head of Sponsorship for TV3, Head of Viasat Sport in Denmark and, subsequently, Head of Viasat Sport for the Scandinavian region.

Laurence Miall-d’Août, born in 1974, was appointed as Executive Vice President in October 2011.  Ms. Miall-d’Août was previously Chief of Staff of Free-TV from March 2010 after serving as Chief Executive Officer of Free-TV Emerging Markets since January 2008.  She joined MTG in 2002 as Executive Assistant to the President.  She launched Viasat’s pay-TV operations in Eastern Europe in 2003 and became head of the business area, which comprised both the cable channel business in 20 countries and the Viasat DTH satellite pay-TV platform in the Baltics.  Ms. Miall-d’Août was appointed Chief Executive Officer of the Free-TV Balkan operations in 2007.  Before joining MTG, she spent five years at PricewaterhouseCoopers and graduated with an MBA from INSEAD in France.

Anders Nilsson, born in 1967, was appointed in October 2011 as Executive Vice President of Central European Broadcasting, with responsibility for MTG’s free-TV operations in the Baltics, Czech Republic, Bulgaria, Hungary and Slovenia, and the Group’s pay-TV channels in the Baltics in October 2011.  Mr. Nilsson joined MTG Radio in 1992 and became President of the Group’s radio operations in 1997.  He was appointed President of MTG’s former publishing business segment in 2000, was Chief Operating Officer of MTG between 2000 and 2003 and served as Head of MTG Sweden between 2003 and 2007.  Mr. Nilsson was appointed as Chief Operating Officer of the Group in 2008 and was Chief Executive Officer of MTG’s online business area between 2008 and 2010.

Patrick Svensk, born in 1966, was appointed as Executive Vice President of Content in October 2011.  Mr. Svensk joined the Group in September 2011 as Vice President of Content of MTG and Chairman of the Modern Studios business area.  He originally joined MTG as a management trainee at TV3 Sweden in 1991 and was managing director of Kinnevik Media International (one of the early companies within Kinnevik’s Media division that later became MTG) until 1994.  After a short stint in advertising, as managing director of Hallstedt & Hvid, one of Sweden’s leading agencies, Mr. Svensk returned to broadcasting in 1995 when he took on the role of managing director and chief executive officer of SBS’s Kanal 5.  He left SBS in 1999.  From 2000 to 2002, he was chief executive officer of SkyVentures.  Mr. Svensk was a member of the board of directors of the television production company MTV Produktion and later became President and chief executive officer when MTV Produktion was rebranded as Zodiak Television (publ) in 2003.  After Zodiak Television was acquired by De Agostini in 2008, Patrick was made executive vice president of M&A and Business Development of the newly named Zodiak Media Group, a position he held until leaving the company at the end of 2010.  Mr. Svensk graduated with an MSc in Economics and Business Administration from Stockholm School of Economics.

Marc Zagar, born in 1965, was appointed as Executive Vice President of Finance in October 2011.  Mr. Zagar joined MTG in 2001 as Business Area Controller of Viasat Broadcasting.  He was appointed as Chief Operating Officer for MTG’s Broadcasting businesses in March 2006.  Prior to joining MTG, Mr. Zagar worked for over 10 years in various financial management positions within Vivendi Universal’s book publishing business in the UK and France.  He graduated with a bachelor’s degree from CESEM Business School in Reims, France and with a master’s degree from Université Dauphine in Paris.

B.    Compensation

The aggregate compensation paid to the directors, Chief Executive Officer and other senior management for the year ended December 31, 2011 was SEK 86 million, of which SEK 5 million was paid to directors.  All directors receive a base fee in accordance with the resolution adopted by the Annual General Meeting.  There are no benefits upon the resignation of a director.  The directors do not participate in the Company’s stock-based incentive programs and did not receive variable salary, pensions or other benefits from the Company in 2011.

The aggregate compensation paid to the CEO, the Company’s nine executive officers shown in “—A.  Directors and Senior Management” and two other members of the senior management team who were employed for a portion of 2011 but not at year end for the year ended December 31, 2011, was SEK 84 million.  This includes base salary of SEK 61 million, variable remuneration of SEK 19 million and pension and other benefits of SEK 4 million.  The remuneration of the Chief Executive Officer is set by the Board of Directors.  Remuneration of other senior management is proposed by the Chief Executive Officer and set by the Board of Directors.  The remuneration of senior management was paid in accordance with the guidelines approved by the 2011 Annual General Meeting.

The objective of the guidelines for remuneration of executive management is to ensure that MTG can attract, motivate and retain senior executives, within the context of MTG’s international peer group consisting of Northern and Eastern European media companies.  Remuneration is based on market competitive conditions and which also are aligned with shareholders’ interests.  Executive remuneration consists of a fixed and variable salary in cash, as well as the possibility of participating in an equity based long-term incentive program and pension schemes.  These components create a well-balanced remuneration structure which reflects individual performance and responsibility, both short-term and long-term, as well as MTG’s overall performance.

Fixed salary.  Executives’ fixed salaries are competitive and based on each individual executive’s responsibilities and performance.

Variable salary.  Executives may receive variable remuneration in addition to fixed salaries.  The contracted variable remuneration will generally not exceed a maximum of 75% of the fixed annual salary.  The variable remuneration shall be based on the performance of executives in relation to established goals and targets.

Other benefits.  MTG provides other benefits to executives in accordance with local practice.  Other benefits can include, for example, company cars and health care.  Housing allowance can also occasionally be granted for defined time periods.

Pension.  Executives are entitled to pension commitments based on those that are customary in the country of employment.  Pension commitments will be secured through premiums paid to insurance companies.

Notice of termination and severance pay.  The maximum notice period in any executive’s contract is twelve months during which time salary payment will continue.  The Company does not generally allow any additional contractual severance payments to be agreed although exceptions can occasionally take place; the Chief Executive Officer is entitled to receive a severance payment equivalent to one month’s basic salary per year of service in the Group if he complies with certain conditions.

Deviations from the guidelines.  In special circumstances, the Board of Directors may deviate from the above guidelines, for example, with the payment of additional variable remuneration in the case of exceptional performance.  In such cases the Board of Directors is obliged to explain the reason for the deviation at the following Annual General Meeting.

The following table sets forth the remuneration to the Company’s Board of Directors and senior management for the year ended December 31, 2011.  Other than as set out in the table, the Company is not required in Sweden to disclose, and does not otherwise disclose, compensation for the directors or senior management on an individual basis.

	Base fee	Base salary	Variable remuneration		Other benefits	Pension costs	Other remuneration		Total
	(in SEK thousand)
David Chance, Chairman	1,225	–	–		–	–	27	(1)	1,252
Mia Brunell Livfors, Director	475	–	–		–	–	–		475
Simon Duffy, Director	650	–	–		–	–	–		650
Lorenzo Grabau, Director	525	–	–		–	–	–		525
Alexander Izosimov, Director	525	–	–		–	–	–		525
Michael Lynton, Director	525	–	–		–	–	–		525
David Marcus, Director	500	–	–		–	–	–		500
Cristina Stenbeck, Director	450	–	–		–	–	–		450
Hans-Holger Albrecht, President and Chief Executive Officer	–	12,897	5,838	(2)	165	995	–		19,894	(3)
Other Senior Management (4) (5)	–	48,408	12,774		646	1,833	–		63,661	(5)
Total	4,875	61,305	18,612		811	2,827	27		88,457

(1)	David Chance, the Chairman of the Board of Directors, received a fee of SEK 27,000 as a director of Viasat Broadcasting UK.

(2)	Includes variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 2 million.

(3)	Does not include non-cash share based incentive program costs of SEK 2 million relating to the Chief Executive Officer.

(4)
Other senior management includes all executive officers listed in “— A.  Directors and Senior Management” except for President and Chief Executive Officer Hans-Holger Albrecht, and also includes two other members of senior management team who were employed for a portion of 2011 but not at year end.

(5)	Does not include non-cash share based incentive program costs of SEK 5 million relating to other senior management.

Share-based Payments

Since 2005, the Annual General Meetings have established stock-based incentive programs for our senior executives and key personnel.

2011 Long-Term Incentive Program (“2011 LTIP”)

The 2011 LTIP is performance based and directed towards approximately 100 senior executives and other key employees, divided into six categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares and performance options were granted by the Company free of charge at the beginning of June 2011, and may be exercised the day following the release of the interim report for the first quarter of 2014.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to 1 MTG share for each invested MTG share for free; the holder of a performance right is entitled to 4 to 8 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 4 to 8 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 19,850 MTG shares, performance rights exercisable for a maximum of 97,900 MTG shares, and performance options for a maximum of 97,900 MTG shares.

2010 Long-Term Incentive Program (“2010 LTIP”)

The 2010 LTIP is performance based and directed towards approximately 100 senior executives and other key employees, divided into six categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares and performance options were granted by the company free of charge at the beginning of June 2010, and may be exercised the day following the release of the interim report for the first quarter of 2013.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to one MTG share for each invested MTG share for free; the holder of a performance right is entitled to 0 to 8 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 0 to 16 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 12,500 MTG shares, performance rights exercisable for a maximum of 53,000 MTG shares, and performance options for a maximum of 106,000 MTG shares.

2009 Long-Term Incentive Program (“2009 LTIP”)

The 2009 LTIP is performance based and directed towards approximately 50 senior executives and other key employees, divided into five categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2009, and may be exercised the day following the release of the interim report for the first quarter of 2012.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to one MTG share for each invested MTG share for free; and the holder of a performance right is entitled to 4 to 7 MTG shares for each invested MTG share for free.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 43,225 MTG shares and performance rights exercisable for a maximum of 217,900 MTG shares.

2008 Long-Term Incentive Program (“2008 LTIP”)

The 2008 LTIP program is performance based and directed towards approximately 50 senior executives and other key employees, divided into five categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention and performance shares and performance options were granted by the company free of charge at the end of May 2008, and may be exercised after the release of the interim report for the first quarter of 2011 until 30 days before the planned release of the second quarter report in 2011.  The retention and performance shares will be adjusted for dividends.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to 0.5 MTG share for each invested MTG share for free; the holder of a performance right is entitled to 3 to 7.5 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 6 to 15 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, return on capital employed, organic growth and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 12,500 MTG shares, performance rights exercisable for a maximum of 131,000 MTG shares, and performance options for a maximum of 262,000 MTG shares.

2007 Incentive Program

The 2007 incentive program comprised a combination of warrants and stock options, which entitle senior executives to a combined maximum of 399,994 Class B shares.  The participants had the opportunity to buy warrants at the prevailing market price, and, for each warrant purchased, a maximum of six stock options are issued, each carrying the right to purchase one Class B share.  The exercise price was set at 110% of the average share price of the Class B share over the ten days following the Annual General Meeting.

The 2007 program was directed towards a group of 41 senior executives.  The exercise price for the allotted options was set at SEK 432.50 per Class B share.  Following the distribution of CDON Group in 2010, the exercise price was recalculated to SEK 405.10.  The stock options may be exercised on, or after, May 15, 2010 provided that the holder is still employed by the Group.  The exercise period is May 15, 2010 – May 15, 2012.

To encourage participation in the incentive program, the AGM also approved the payment of a cash bonus three years after the acquisition of the warrants by the participant.  The cash bonus was paid if the stock options and the Class B shares acquired by exercising the warrants are still held by the participant, and if the participant was still employed by the Group, after three years.  The maximum bonus amount was the difference between the total price paid by the participant and 2% of the total value of the underlying Class B shares at the time of acquisition of the warrants and stock options.

Cost Effects of the Incentive Programs

The programs are equity-settled programs.  The initial fair value at grant date of retention rights, performance rights and performance options is expensed during the vesting period.  The cost is recognized as an operating expense.  The cost is based on the fair value of the Class B share at grant date and the number of shares expected to vest.  The cost recognized in 2011, 2010 and 2009 for the programs amounts to SEK 8 million, SEK 14 million and SEK 19 million, respectively, excluding social charges.

The fair value of services received in return for share options granted were calculated based on the Black-Scholes method.  The expected volatility is based on historical values.  Further, it has been assumed that 10% of the personnel will leave during the period.  As for the performance programs, the probability that the goals are met has been taken into consideration by applying adjustment factors to the different goals, when calculating the costs.  Please see note 23 to the Consolidated Finance Statements for additional information.

Share-Based Compensation of Senior Management

For the year ended December 31, 2011, the Company’s Chief Executive Officer received retention and performance rights exercisable for a maximum of 17,100 Class B shares and performance options exercisable for a maximum of 15,200 Class B shares, and other senior management received retention and performance rights exercisable for a maximum of 43,200 Class B shares and performance options exercisable for a maximum of 38,400 Class B shares.  The retention and performance rights may be exercised for free and the performance options may be exercised at SEK 517.30 per share, following the release of the interim report of the first quarter of 2014 subject to relevant performance criteria having been met.

The table below sets forth the information about the Company’s outstanding options and retention and performance rights and options as of December 31, 2011.

	Maximum Number of Class B Shares Underlying Retention Rights, Performance Rights and Options
Retention rights, performance rights and options outstanding	CEO	Other senior management (1)	Other key personnel	Total	Weighted Average Exercise Price of Performance Options (SEK) (2)	Weighted Average Expiration Period (Years)
Option program 2007	–	25,680	3,210	28,890	405.10	0.37
LTIP 2008	–	–	–	–	–	–
LTIP 2009	59,170	83,203	63,377	205,750	–	0.30
LTIP 2010	26,545	59,775	64,807	151,127	452.00	1.30
LTIP 2011	32,300	81,600	63,225	177,125	517.30	2.33
Total outstanding on December 31, 2011	118,015	250,258	194,619	562,892	470.69	1.21

(1)	Other senior management comprises all executive officers listed in “— A. Directors and Senior Management” except for President and Chief Executive Officer Hans-Holger Albrecht.

(2)
The retention and performance shares are exercisable for free and are not included in the weighted average exercise price calculation.  The weighted average exercise price for the 2007 option programs were recalculated for the redemption of the shares in Metro International S.A.  The weighted average exercise prices for LTIP 2008-2010 were recalculated for the distribution of the shares in CDON Group in 2010.

In 2010, options granted under the 2005 program were exercised for 38,392 Class B shares, options granted under the 2006 program were exercised for 157,046 Class B shares, and options granted under the 2007 program were exercised for 249,871 Class B shares.  In 2011, retention and performance rights from the 2008 program were exercised for a total of 61,113 Class B shares by the Chief Executive Officer and other senior management.

Retention rights, performance rights and options outstanding as of December 31, 2011 have an exercise price between zero and SEK 517.30 per Class B share, and the weighted average price is SEK 171.75 per Class B share.  The weighted average remaining contractual life is 1.21 years.

Dilution

If all retention rights and performance rights granted to senior executives and key employees as of December 31, 2011 were awarded and all options granted to them were exercised, the issued share capital of the Company would increase by 562,892 Class B shares, equivalent to a dilution of 0.8% of the issued capital and 0.5% of the related voting rights at the end of 2011.

C.    Board Practices

The Company’s Articles of Association state that the Board of Directors shall consist of no less than three and no more than nine members. The members of the Board of Directors are elected at the Annual General Meeting.  The Chairman of the Board of Directors is appointed by the shareholders at the Annual General Meeting.  The term of office of a director is one year, which expires at the end of the next Annual General Meeting, but a director may serve any number of consecutive terms.  Directors may be removed from office by a general meeting of shareholders (“General Meeting”) at any time with or without cause and vacancies on the Board of Directors may only be filled by a shareholder resolution.

The members of the current Board of Directors were elected at the Annual General Meeting on May 18, 2011.

Nomination Procedure

Candidates for election to the Board of Directors are nominated by the Nomination Committee or directly by shareholders.  Following a resolution of the Annual General Meeting in May 2011, a Nomination Committee was established, consisting of representatives of the major shareholders of the Company.  The Nomination Committee comprises Cristina Stenbeck on behalf of Investment AB Kinnevik, Thomas Ehlin on behalf of Nordea Investment Funds, Johan Ståhl on behalf of Lannebo Fonder and Kerstin Stenberg on behalf of Swedbank Robur funds.  Together, the members of the Nomination Committee represent more than 50% of the voting rights in the Company.  The members of the Nomination Committee do not receive any remuneration for their work.

Cristina Stenbeck, a member of the Board of Directors has been appointed the Chairman of the Nomination Committee by the other members of the Committee.  This represents a deviation from the Swedish Code of Corporate Governance (the “Corporate Governance Code”) which provides that neither the company chair nor any other member of the board may chair the nomination committee.  The other members of the Nomination Committee have concluded that the election of Cristina Stenbeck as the Chairman of the Nomination Committee is in the Company’s shareholders’ best interest and a natural consequence of Cristina Stenbeck representing the Company’s largest shareholders.

The Nomination Committee’s tasks include evaluating the Board of Directors’ work and composition and preparing proposals for the Annual General Meeting regarding the following matters:

•	the election of the Board of Directors and the Chairman of the Board of Directors;

•	the election of auditors in cooperation with the Audit Committee;

•	the fees to be paid to Board of Directors and to the Company’s auditors;

•	the nomination of the Chairman of the Annual General Meeting; and

•	the organization and work of the Nomination Committee.

The Audit Committee assists the Nomination Committee to prepare for the election of auditors at the Annual General Meeting.  Auditors are elected by Annual General Meetings every four years.

Responsibilities and Duties of the Board of Directors

Under the Companies Act, the board of directors is responsible for the organization of a company and the management of its affairs.  The Board of Directors has the overall responsibility for the Company’s organization and administration.  The Board of Directors is constituted to provide effective support for, and control of, the activities of the executive management of the Company.  The Board of Directors is governed by the Companies Act and the Articles of Association.  In addition, the Board of Directors has adopted working procedures for its internal activities including the number of regular Board meetings to be held, the matters to be handled at such regular Board of Directors meetings, and the duties of the Chairman.

In order to carry out its work more effectively, the Board of Directors has appointed a Remuneration Committee and an Audit Committee with special responsibilities.  These committees handle matters within their respective areas and present recommendations and reports on which the Board of Directors may base its decisions and actions.  However, all members of the Board of Directors have the same responsibility for decisions made and actions taken, irrespective of whether issues have been reviewed by such Board of Directors committees or not.

The Board has also adopted certain procedures and instructions applicable to the Chief Executive Officer.  These procedures require that investments in non-current assets of more than SEK 2 million must be approved by the Board.  Large-scale programming investments and other significant transactions including acquisitions and closures or disposals of businesses must also be approved by the Board of Directors.  In addition, the Board has issued written instructions specifying when and how information that enables the Board of Directors to evaluate the Company’s and its subsidiaries’ financial positions should be reported.

Remuneration Committee

The Remuneration Committee comprises David Marcus as Chairman, and David Chance and Mia Brunell Livfors.  The Board of Directors commissions the work of the Remuneration Committee.  The Committee makes recommendations upon which the Board bases its decisions and actions.

Pursuant to the Committee’s charter, the overall objectives and responsibilities of the Remuneration Committee are to:

•	prepare the Board of Directors’ decisions on issues concerning principles for remuneration and other terms of employment for the senior management;

•	monitor and evaluate programs for ongoing variable remunerations for the senior management, and those that have expired during the financial year;

•
monitor and evaluate the application of the remuneration guidelines for the executive management to the Annual General Meeting, as well as the current remuneration structures and levels in the Company; and

•	review and develop long-term incentive schemes.

The remuneration guidelines are described in “—B.  Compensation.”

Audit Committee

The Audit Committee comprises Simon Duffy as Chairman, Lorenzo Grabau, Alexander Izosimov and Michael Lynton.  The Audit Committee’s responsibilities are to:

•	monitor the Company’s financial reporting;

•	monitor the effectiveness of the Company’s internal control, internal audit and risk management;

•	oversee the audit of the annual report and the consolidated accounts;

•	assess the impartiality and independence of the Company’s auditors, with special attention to non-audit services; and

•	assist the Nomination Committee to prepare for the election of auditors at the Annual General Meeting.

In addition, the Audit Committee is responsible, when applicable, for monitoring and securing the quality and fairness of transactions with related parties.

The Nomination Committee propose the auditors to be elected at the Annual General meeting on the recommendation of the Audit Committee.  The auditors are elected for four years.

D.    Employees

On average, the Company had 3,031 employees in 2011, 3,069 employees in 2010, and 2,906 employees in 2009.  The following table shows the distribution of employees:

	Average Number of Employees
	2011	2010	2009
Free-TV Scandinavia	592	545	371
Pay-TV Nordic	542	440	515
Free-TV Emerging Markets	866	934	877
Pay-TV Emerging Markets	335	225	168
Other businesses	565	793	825
Parent Company and Other Companies	131	132	150
Total	3,031	3,069	2,906

The following table sets forth the average number of our full-time employees during a given year by geographic location:

	2011		2010		2009
	Men	Women	Men	Women	Men	Women
Sweden	537	310	575	433	548	399
United Kingdom	172	189	112	117	120	120
Bulgaria	162	161	161	161	156	164
Norway	147	122	153	127	144	116
Denmark	166	99	149	84	158	89
The Czech Republic	110	98	117	101	140	120
Estonia	47	79	49	67	67	96
Latvia	49	68	42	60	27	47
Ukraine	61	47	92	61	30	25
Lithuania	56	38	57	40	53	29
Russia	35	50	31	47	17	26
Ghana	44	19	30	9	29	8
Slovenia	18	23	25	28	18	21
Malta	27	14	26	13	24	15
Hungary	14	24	25	33	14	27
Spain	16	8	17	7	16	7
The Netherlands	3	7	1	7	2	8
Finland	6	4	6	5	12	8
Poland	–	–	–	–	1	2
Other	–	1	–	1	1	2
Total	1,672	1,360	1,668	1,401	1,577	1,329
Total number of employees	3,031		3,069		2,906

Management believes that relations with the employees are good.  While some employees of the Company and its subsidiaries belong to trade unions, the Company is not generally a party to any collective bargaining or similar agreements, nor is there a history of significant union activity within the Company.

The temporary employees of the Company corresponded to 17% of the average total number of employees in 2011.

E.    Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2011, by our directors and senior management.  For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date.  For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including Class B shares which may be acquired upon exercise of vested retention rights, performance rights, and options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.  Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.  They have the same voting rights as all other holders of Class A or Class B shares, as applicable.

Shareholder	Class A Shares	Percentage of Total Class A Shares	Class B Shares		Percentage of Total Class B Shares	Percentage of Total Capital
David Chance, Chairman of the Board of Directors	–	–	1,000		*	*
Mia Brunell Livfors, Director	–	–	5,505		*	*
Simon Duffy, Director	–	–	1,750		*	*
Lorenzo Grabau, Director	–	–	–		–	–
Alexander Izosimov, Director	–	–	34		*	*
Michael Lynton, Director	–	–	–		–	*
David Marcus, Director	–	–	6,100		*	*
Cristina Stenbeck, Director	–	–	279,683		*	*
Hans-Holger Albrecht, Chief Executive Officer	–	–	78,144	(1)	*	*
Mathias Hermansson, Chief Financial Officer	–	–	19,189	(2)	*	*
Petra Colleen, Executive Vice President	–	–	8,932	(3)	*	*
Irina Gofman, Executive Vice President	–	–	18,578	(4)	*	*
Martin Lewerth, Executive Vice President	–	–	7,969	(5)	*	*
Jørgen Madsen, Executive Vice President	–	–	17,135	(6)	*	*
Laurence Miall-d’Août, Executive Vice President	–	–	17,623	(7)	*	*
Anders Nilsson, Executive Vice President	–	–	42,715	(8)	*	*
Patrick Svensk, Executive Vice President	–	–	1,000		*	*
Marc Zagar, Executive Vice President	–	–	5,912	(9)	*	*
Directors and senior management as a group	–	–	511,269	(10)	*	*

*	less than 1%

(1)	Includes 59,170 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(2)	Includes 13,735 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(3)	Includes 5,283 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(4)	Includes 13,735 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(5)	Includes 5,283 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(6)	Includes 13,735 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(7)	Includes 13,735 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(8)
Includes 13,735 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days and 25,680 Class B shares underlying options granted under the 2007 Incentive Program exercisable within 60 days.

(9)	Includes 3,962 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days.

(10)
Includes 142,373 Class B shares underlying retention rights and performance rights granted under the 2009 LTIP exercisable within 60 days and 25,680 Class B shares underlying options granted under the 2007 Incentive Program exercisable within 60 days.

None of the members the Company’s Board of Directors owns any stock options of the Company.  The Company’s senior management and other key personnel own options or rights to purchase Class B shares under the stock-based incentive programs.  For more information, see “—B.  Compensation.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person.  However, Investment AB Kinnevik may be deemed to control the Company, given the size of its holding of MTG Shares.  In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.

The Company’s share capital consists of Class A, Class B and Class C shares.  Each Class A share is entitled to ten votes.  Each Class B and each Class C share is entitled to one vote.  Each Class A and each B share entitle the holder to the same proportion of assets and earnings and carries equal dividend rights.  Class C shares are not entitled to dividends.

The table below sets forth information regarding the beneficial ownership of MTG Shares as of December 31, 2011, by each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of MTG Shares.  They have the same voting rights as all other holders of Class A or Class B shares, as applicable.

Name of Beneficial Owner or Group	Total	Beneficially Owned Class A Shares	Percentage of Class A Shares	Beneficially Owned Class B Shares	Percentage of Class B Shares	Percentage of Total Capital	Percentage of Outstanding Votes
Investment AB Kinnevik(1)	13,503,856	5,119,491	87.1%	8,384,365	13.8%	20.0%	49.9%
Capital Group Funds	4,324,400	–	–	4,324,400	7.1%	6.4%	3.6%
Others	48,574,981	759,440	12.9%	47,815,541	78.5%	71.8%	46.4%
Total Class A and Class B shares outstanding	66,403,237	5,878,931	100%	60,524,306	99.4%	98.2%	100.0%
Class B shares held by MTG	378,887
Class C shares held by MTG	865,000
Total shares issued	67,647,124

(1)
Includes 3,914,546 Class A shares and 6,020,465 Class B shares held by Investment AB Kinnevik and 1,204,945 Class A shares and 2,363,900 Class B shares held by Emesco AB, a subsidiary of Investment AB Kinnevik.

The Estate of Jan Hugo Stenbeck (the “Estate”) owned shares representing 7.6% of the votes in MTG at the end of 2008. The Estate distributed the MTG shares to the heirs of Jan Hugo Stenbeck in 2009. Three of the heirs then transferred their MTG shares to the limited partnership Anima Regni LP (“Anima”), which owned shares representing 7.4% of the votes in MTG at the end of 2009. Anima was dissolved in December 2010 and its MTG shares were transferred to the partners, none of whom owned shares representing more than 5% of the votes in MTG following the dissolution.

Further, Emesco AB (“Emesco”) owned shares representing 16.6% of the votes in MTG, and Investment AB Kinnevik (“Kinnevik”) owned shares representing 47.8% of the votes in MTG, at the end of 2008.  Kinnevik and Emesco converted some of their Class A shares (which have ten votes per share) into Class B shares (which have one vote per share) in 2009, and Kinnevik thereafter acquired 100% of Emesco. As a result, Kinnevik increased its beneficial ownership in MTG to 48.0% of the votes in 2009. Kinnevik owned shares representing 49.9% of the votes in MTG at the end of 2011.

Based upon the share ownership reported by Euroclear Sweden AB, as of December 31, 2011, there were 127 shareholders in the United States holding 520 Class A shares (0.01% of the class) and 11,272,830 Class B shares (18.5% of the class).  Together, these Class A and Class B shares represent 9.5% of the total voting power of the outstanding shares in the Company.

B.    Related Party Transactions

Related party	Nature of relationship
Investment AB Kinnevik	Kinnevik is the beneficial owner of MTG Shares representing 49.9% of the outstanding votes as of December 31, 2011.
CTC Media, Inc.	MTG holds 60,008,800 shares in CTC Media, Inc., representing 38.1% of the issued and outstanding shares as of September 30, 2011.
GES Media Europe	MTG owns shares in FTV Prima Holding A.S. amounting to 50% of the share capital and outstanding votes. GES Media Europe owns the remaining 50% of the share capital and outstanding votes.

Kinnevik

MTG rents certain office space from Kinnevik and Kinnevik rents certain office space from MTG.  The transactions are based on market prices negotiated on arm’s-length basis.  The cost to MTG related to the rent was SEK 3 million in 2009, SEK 4 million in 2010 and SEK 4 million in 2011.

CTC Media

MTG has sold program rights to and bought program rights from CTC Media.  Related payments by MTG to CTC Media amounted to SEK 1 million, SEK 2 million and SEK 4 million in 2011, 2010 and 2009, respectively.  In addition, MTG receives dividend payments from CTC Media.

GES Media Europe

FTV Prima spol s.r.o., a subsidiary to FTV Prima Holding A.S., launched a new channel in 2011, which is distributed through broadcasters owned by GES Media Europe.  The distribution fees paid by FTV Prima spol s.r.o. to GES Media Europe were SEK 31 million in 2011, SEK 5 million in 2010 and SEK 4 million in 2009, following the increase in channels distributed through the broadcasters owned by GES Media Europe.

In 2011, FTV Prima Holding A.S. provided a short-term loan to GES Media Europe with an average interest rate of 2.17% per annum due in 2012.  The largest amount outstanding under the loan in 2011 was SEK 52 million.  As of February 29, 2012, the amount outstanding under the loan was SEK 53 million.  In 2011, FTV Prima Holding A.S. also provided a short-term loan under similar terms and in the same amount to MTG.

MTG also enters into certain transactions with other related parties, including MTG’s joint ventures and associated companies.  The table below sets forth revenues to MTG from related parties, operating costs to MTG relating to purchases from related parties, and certain balance sheet items of MTG in connection with the related party transactions.

	2011	2010	2009
	(SEK million)
Revenues
Kinnevik	2	1	0
CTC Media	0	3	1
GES Media Europe	10	9	8
Other related parties	4	–	–
Other Kinnevik subsidiaries	–	–	–
Total revenues	16	13	9

	2011	2010	2009
	(SEK million)
Operating costs
Kinnevik	8	4	3
CTC Media	1	2	4
GES Media Europe	31	5	4
Other related parties	16	20	31
Other Kinnevik subsidiaries	1	2	3
Total operating costs	56	34	45
Receivables
Kinnevik	0	0	0
CTC Media	0	1
GES Media Europe	62	3	3
Other related parties	1	1	1
Other Kinnevik subsidiaries	–	–	–
Total Receivables	63	4	5
Payable
Kinnevik	2	1	1
GES Media Europe	4	0	1
Other related parties	1	1	1
Other Kinnevik subsidiaries	–	–	–
Total Payable	7	1	3
Dividends
CTC Media	319	216	–
Other related parties	6	6	–
Total dividends affiliated companies	325	223	–

C.    Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.    Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements are set forth under “Item 18.  Financial Statements.”

Legal Proceedings

MTG companies are parties to non-material legal proceedings.  The Company does not believe that these matters are likely to have a material adverse effect on the financial position and profitability of the Group.

Company’s Policy on Dividend Distributions

Only a General Meeting can authorize the distribution of dividends.  MTG aims to be one of Europe’s fastest growing broadcasters.  This objective requires the Company to maintain a strong financial position to take advantage of opportunities as they arise.  However, the Company also believes that shareholders should benefit directly and consistently from its strong cash-generating ability.  Therefore, MTG’s dividend policy is to distribute a minimum of 30% of each year’s recurring net profit to shareholders in the form of annual ordinary dividends.

B.    Significant Changes

On January 9, 2012, the Company announced that it had signed an agreement to acquire 100% of AS Latvijas Neatkarīgā Televīzija (“LNT”) in Latvia.  LNT is the second largest free-TV operator in Latvia, and broadcasts national channel LNT, Russian language channel TV5 and entertainment channel LMK.  The closing of the transaction is subject to regulatory approval by the Latvian Competition Council.

No significant changes have occurred other than the event described above since the date of our most recent audited financial statements.

Item 9.  The Offer and Listing

A.     Offer and Listing Details

The principal trading market for the Company’s Class B shares is NASDAQ OMX Stockholm AB.  The table below sets forth the reported high, low, period-average and period-end quoted closing prices of Class B shares on NASDAQ OMX Stockholm.
NASDAQ OMX Stockholm (2011, 2010, 2009, 2008) OMX Group (2007)	High	Low	Period Weighted Average	Period End
	(SEK per share)
Year
2007	439.24	353.28	394.61	429.80
2008	426.02	119.49	280.71	159.17
2009	336.19	105.32	207.92	336.19
2010	500.17	313.14	408.25	445.00
2011	488.90	261.30	383.17	328.80
Quarter
2010 Q1	405.62	313.14	365.92	396.74
2010 Q2	432.16	358.95	394.91	406.37
2010 Q3	432.16	358.95	432.11	474.67
2010 Q4	500.17	443.60	475.93	445.00
2011 Q1	486.10	411.50	447.74	480.00
2011 Q2	488.90	395.00	438.74	417.70
2011 Q3	488.90	395.00	343.21	277.50
2011 Q4	366.00	261.30	316.35	328.80
Month
August 2011	419.50	305.80	341.02	327.10
September 2011	336.50	269.20	293.03	277.50
October 2011	366.00	261.30	322.19	345.80
November 2011	350.00	271.60	310.31	326.80
December 2011	337.20	300.70	317.37	328.80
January 2012	342.50	310.00	327.84	336.80
February 2012	364.60	318.70	338.30	323.60
March 2012	365.00	318.10	341.74	364.40

(1)	CDON Group AB was distributed to MTG shareholders and listed on NASDAQ OMX Stockholm on December 15, 2010.

The Company’s share capital comprises Class A shares, Class B shares and Class C shares, each with a par value of SEK 5 per share.  The shares of the Company are registered in, and the register of shareholders of the Company is kept by Euroclear Sweden (“Euroclear”), which is recognized as an authorized central securities depository under the Swedish Act on Account Keeping of Financial Instruments of 1998 and carries out the duties of registrar for Swedish publicly traded companies.  Euroclear Sweden is the central securities depository for Sweden, and is the organization that holds the register of almost all shares and debt securities traded in the Swedish financial markets.  It also clears and settles transactions in Swedish shares and debt securities, and provides comprehensive custody and issuer services.  Euroclear Sweden was established following the acquisition of VPC AB by Euroclear SA/NV in October 2008.

Euroclear keeps a paperless share registration system.  Share certificates in the Company will not be issued.  Title to shares is ensured only through registration with Euroclear.

In accordance with Swedish law and practice and the regulations of Euroclear Sweden:

a.
Only one person is normally registered as the holder of a share.  Joint holders are not usually recorded on the Euroclear register.  Shareholders may be entered on the register in the name of the beneficial owner or in the name of the person designated as nominee (förvaltare) for the beneficial owner.  In the latter case a note is made in the register to the effect that the nominee is holding the share(s) in such capacity.  Other interests in respect of shares, such as pledges, are also registered.

b.
Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on capital increases, shares as well as rights in respect of shares such as in relation to a rights issue or a bond issue.  Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner.  A similar procedure is adopted for share issues.

c.	Specific authority to act as a nominee must be given by an authorized central securities depository.

d.
Upon request by Euroclear Sweden, authorized nominees are required to file a report with Euroclear Sweden with regard to their holding on behalf of a beneficial owner of shares in any company.  A list, which may not be more than three months old, containing information with respect to persons who own more than 500 shares in any one company must be open to public inspection at Euroclear.  Such a list must reveal, among other things, the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered.  Further, on request by Euroclear Sweden or, indirectly, the Company, the nominees must disclose to Euroclear Sweden and the Company the names of shareholders who own less than 500 shares.

e.
The rights attaching to shares that are eligible for dividends, rights issues or bonus issues accrue to those persons whose names are recorded in the register of shareholders on a particular day (the “record date”) and dividends are sent to the address of the persons registered with Euroclear Sweden or, at their direction, to a specific account.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Class A and Class B shares are listed on the main market of NASDAQ OMX Stockholm AB under the symbols “MTGA” and “MTGB.”

NASDAQ OMX Stockholm AB is an authorized stock exchange in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority.  The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

The regulatory system governing trading on and off the NASDAQ OMX Stockholm is intended to achieve transparency and equality of treatment for investors.  All trades are made through Genium INET, which records information as to the banks and brokers involved, the number of shares and the price and the time of the transaction.  Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal.  All trading information is publicly available and NASDAQ OMX Stockholm maintains a Market Supervision Unit that reviews trading during the day on a “real time” basis.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.    Share Capital

Our Articles of Association provide that the Company’s share capital shall be not less than SEK 298,000,000 and not more than SEK 1,192,000,000 and that the number of shares in the Company shall be not less than 59,600,000 and not more than 238,400,000 each with a par value of SEK 5 per share.  As of December 31, 2011, the total number of shares issued were 67,647,124, within the limits as set out in the Articles of Association.  As of December 31, 2011, the Company’s issued and fully paid-up share capital comprised 5,878,931 Class A shares, 60,903,193 Class B shares and 865,000 Class C shares.  During 2011, 757,882 Class A shares were converted to Class B shares and 440,000 Class C shares were converted to Class B shares, of which 61,113 shares were transferred to employees as part of the exercise of the 2008 long-term incentive plan.  To ensure the delivery of Class B shares under the Company’s performance based incentive plan approved by the Annual General Meeting in 2008, 2009, 2010 and 2011, the Class C shares were issued and repurchased in 2008, 2009, 2010 and 2011.  The Class C shares held by the Company as treasury shares during the vesting period, after which the appropriate number of Class C shares are reclassified into Class B shares and subsequently delivered to the participants.  As of December 31, 2009, 2010 and 2011, the total number of votes represented by all MTG Shares issued were 138,123,124, 127,138,441 and 120,557,503, respectively.

The following table sets forth the history of the Company’s share capital for the three years ending on December 31, 2011:

	Class A Shares	Class B Shares	Class C Shares	Total Shares	Nominal Value in SEK million
December 31, 2008	15,091,425	50,798,949	480,000	66,370,375	331.9
New share issue 2009, exercise of stock options issued 2005 (1)	–	6,440	–	6,440	0.0
New share issue 2009, share option plan issued 2009 (2)	–	–	370,000	370,000	1.9
Conversion of Class A shares to Class B shares, 2009 (3)	(7,160,725)	7,160,725	–	–	–
Shares Issued December 31, 2009	7,930,701	57,966,114	850,000	66,746,815	333.7
New share issue 2010, exercise of stock options issued 2006 and 2007 (4)	–	445,309	–	445,309	2.2
New share issue 2010, share option plan issued 2010 (5)	–	–	215,000	215,000	1.1
Conversion of Class A shares to Class B shares (6)	(1,293,888)	1,293,888	–	–	–
Shares Issued December 31, 2010	6,636,813	59,705,311	1,065,000	67,407,124	337.0
New share issue 2011, share option plan issued 2011 (7)	–	–	240,000	249,000	1.2
Conversion of Class A shares to Class B shares (8)	(757,882)	757,882	–	–	–
Conversion of Class C shares to Class B shares (9)	–	440,000	(440,000)	–	–
Shares Issued December 31, 2011	5,878,931	60,903,193	865,000	67,647,124	338.2

(1)      The exercise price was SEK 235.80 per Class B share.

(2)      The  exercise price was SEK 5.00 per Class C share.

(3)      The conversion was free with one Class A share in exchange for one Class B share.

(4)      The  exercise price was SEK 408.77 per Class B share.

(5)      The  exercise price was SEK 5.00 per Class C share.

(6)      The conversion was free with one Class A share in exchange for one Class B share.

(7)      The  exercise price was SEK 5.00 per Class C share.

(8)      The conversion was free with one Class A share in exchange for one Class B share.

(9)      The conversion was free with one Class C share in exchange for one Class B share.

As of December 31, 2011, the Company held all Class C shares and 378,887 Class B shares as treasury shares at a total nominal value of SEK 6.2 million.  These shares are held for purposes of the Company’s long-term incentive programs.

The long-term incentive programs and rights and options granted under them are described in “Item 6. Directors, Senior Management and Employees — B. Compensation” and Note 25 to the Consolidated financial statements.  In aggregate there were 562,892 Class B shares underlying the outstanding retention rights and performance rights and options as of December 31, 2011, as compared to 817,785 and 1,130,159 as of December 31, 2010 and 2009, respectively.  These rights and options are equivalent to a dilution of 0.8%, 1.2% and 1.7% of the issued capital and shareholders’ rights and 0.5%, 0.7% and 0.8% of the related voting rights as of December 31, 2011, 2010 and 2009, respectively.

B.    Memorandum and Articles of Association

Set forth below is a brief summary of certain significant provisions of the Company’s Articles of Association and the Swedish company law applicable to the Company.  The Articles of Association comprise the only constitutional document of Swedish limited liability companies.  This description does not purport to be complete and is qualified by reference to the Company’s Articles of Association, which have been filed as an exhibit to this registration statement.

Swedish Company Law Fundamentals

The fundamental rules and regulations regarding Swedish companies are contained in the Companies Act.  In addition to the Companies Act there are other statutes relating to insiders, prospectuses, takeovers, transparency, and other matters, some of which are described further below.  If not stated otherwise all applicable provisions referred to in the discussion below are found in the Companies Act.

The Swedish company law is based on a “one tier” Board of Directors.  The General Meeting is the highest decision-making body, the Board of Directors is responsible for the company’s organization and administration of the company’s affairs and the Managing Director is responsible for the day-to-day management of the company.

A fundamental principle of the Companies Act is the principle of equal treatment:  all shares shall enjoy equal rights in the company.  However, exemptions can be made in the Articles of Association, e.g., relating to different voting rights of Class A shares and Class B shares.  The principle of equal treatment is supported by a prohibition to provide an undue advantage to a shareholder or to any other person, to the disadvantage of the company or any other shareholder.

Organization and Register

The Company is a Swedish public limited liability company registered with the Swedish Companies Registration Office (the “SCRO”).  The Company’s registration number is 556309-9158 and its registered office is in Stockholm, Sweden.  The Company’s Class A and Class B shares are traded on the regulated market NASDAQ OMX Stockholm.

Objects and Purposes

According to Section 3 of the Articles of Association, the purpose of the Company is to generate profits for its shareholders and its objects are:

•	to develop and sell goods and services within the media, information and communications business;

•	to own and manage real estate as well as shares and other movables and to carry on other activities compatible therewith;

•	to provide guarantees or other security for liabilities undertaken by another company within the same group; and

•	to conduct other activities compatible with the above-mentioned objects and purpose.

Board of Directors, the Managing Director and Auditors

Composition and Appointment

Pursuant to the Corporate Governance Code, the members and Chairman of the Board of Directors are appointed by the shareholders at a General Meeting for the period until the end of the next Annual General Meeting.  The Code of Corporate Governance stipulates that there shall be no deputy directors.  A director may be removed by the shareholders at any time at a General Meeting with or without cause and by giving notice that the appointment shall terminate.  The Company shall have no less than three and no more than nine directors pursuant to its Articles of Association.

Conflict of Interests and Compensation to the Members of the Board

Pursuant to the Companies Act, a member of the Board of Directors and the Managing Director may not participate in matters regarding (i) an agreement between such member or Managing Director and the Company; (ii) an agreement between the Company and a third party, where such member or the Managing Director has a material interest which may conflict with the interests of the Company; or (iii) an agreement between the Company and a legal person which such member or the Managing Director is entitled to represent, whether alone or together with another person.

The General Meeting resolves upon the fees and other compensation for each member of the Board of Directors.

As a general rule, the Company may not lend money to a member of the Board of Directors or Managing Director of the Company or any of its subsidiaries, except where the loan is intended exclusively for the borrower’s business operations and the Company provides the loan for purely commercial reasons.

There is no age limit requirement for the retirement or non-retirement of members of the Board of Directors, or the number of shares required for qualification by a member of the Board.

Managing Director

The Managing Director is appointed by the Board of Directors.  The Managing Director shall attend to the day-to-day management of the Company pursuant to guidelines and instructions issued by the Board of Directors.

Auditors

Pursuant to the Company’s Articles of Association, the Company shall have no more than three auditors with up to three deputy auditors.  The auditors are appointed at the Annual General Meeting and according to the Company’s Articles of Association, the auditor’s term of office shall last until the end of the Annual General Meeting held during the fourth financial year after the auditor was appointed.

Shares

The Company has three classes of shares:  Class A shares, Class B shares and Class C shares, each with a par value of SEK 5 per share.

Dividend Rights

Only a General Meeting can authorize the distribution of dividends.  Class A shares and Class B shares carry equal dividend rights.  Class C shares are not entitled to dividends.  Euroclear Sweden AB, a private company which acts as the central securities depositary in Sweden, administers dividend payments on behalf of the Company.  Dividends unclaimed for a period of ten years are forfeited and reverted to the Company.

Dividends and other distributions to shareholders, including repurchase by the Company of own shares and reduction of the share capital or statutory reserve for repayment to the shareholders, may only be effectuated if the restricted equity (i.e., the share capital together with the statutory reserve and equity reserve) in the most recently adopted balance sheet is preserved after the distribution and the Company has unrestricted equity available for distribution.  In addition, such distribution must ensure adequate capitalization having regard to the character and scope of the business as well as the risks related to the business and the Company’s financing needs, liquidity and general financial position.  Furthermore, as a general rule a General Meeting may not resolve upon the distribution of a larger amount than proposed or approved by the Board of Directors.  However, upon request by the owners of no less than one-tenth of the outstanding shares, the Annual General Meeting shall resolve upon the distribution of up to one-half of the remaining profit for the year pursuant to the adopted balance sheet after deducting (1) losses carried forward that exceed unrestricted reserves; (2) amounts which, by law or the Articles of Association, must be transferred to restricted equity; and (3) amounts which, pursuant to the Articles of Association, shall be used for a purpose other than distribution to the shareholders.

Distribution of interim dividends, defined as earned profits not stated in the Company’s balance sheet adopted by the Annual General Meeting, is not permitted.  However, distribution of dividends based on accounts so adopted may occur at any time of the year.

Voting Rights

Each Class A share carries ten votes at the General Meeting.  Each Class B share and each Class C share carries one vote at the General Meeting.  Shares held by the Company itself cannot be voted for at the General Meeting.

Voting Requirements

Except for the election of directors in which candidates receiving the most votes are elected, as a general rule resolutions are passed by a simple majority of the votes cast.

Resolutions that alter certain rights of shareholders require special majority approval under the Companies Act.  These resolutions involve (i) a reduction of shareholders’ rights to the Company’s profit or assets, (ii) a restriction on the right to transfer or acquire shares, (iii) a change in the legal relationship between shares, (iv) a limitation on the number of shares in respect of which a shareholder may vote at General Meetings, or (v) the allocation of net profit to the restricted reserve after deductions to cover losses brought forward.  Approval of a resolution in connection with (i), (ii) and (iii) requires an affirmative vote by all the shareholders present at the General Meeting where such shareholders together represent not less than nine-tenths of the outstanding shares of the Company.  Approval of a resolution in connection with (iv) and (v) requires affirmative votes of not less than two-thirds of the votes cast and shares represented at the General Meeting where such shareholders together represent not less than nine-tenths of the outstanding shares of the Company.  In addition, a majority of not less than two-thirds of affirmative votes cast and shares represented at the General Meeting applies to certain specific matters, such as general amendments of the Articles of Association and reduction of the Company’s share capital, repurchase and transfer of own shares, mergers and demergers, change from a public to private company, or the derogation from the shareholders’ preferential right to new financial instruments.

Affirmative votes by shareholders holding no less than nine-tenths of both the votes cast and the shares represented at the General Meeting is required to approve resolutions to derogate from the shareholders’ preferential rights when the persons who are entitled to subscribe for the new financial instruments belong to one or more of the following categories:  (a) members of the Board of Directors of the Company or any of its subsidiaries; (b) the Managing Director of the Company or any of its subsidiaries; (c) employees in the Company or any of its subsidiaries; (d) persons closely related to persons in (a)-(c); or (e) a legal person over which any person referred to above alone or together with any other person referred to above exercises a controlling influence.

Liquidation

Upon the Company’s liquidation, each Class A share and Class B share carries an equal right to the Company’s assets.  A Class C share carries an equal right to the Company’s assets as the Class A and Class B shares, but only up to the amount that is the par value of such Class C share, compounded up to the day of distribution at a rate equal to the Stockholm Interbank Offer Rate (STIBOR) for a period of 30 days plus one percentage point from the day of payment of the subscription price.  The STIBOR 30 days rate is set on the first business day of each calendar month.

Redemption

Reduction of the share capital may be made by redemption of Class C shares on the request of holders of Class C shares or as resolved by the Board of Directors or General Meeting, although such reduction must not be below the Company’s minimum share capital.  A request from a shareholder shall be made in writing to the Board of Directors and the Board of Directors shall act promptly in response to such request.  When a resolution on reduction has been passed, an amount corresponding to the amount by which the capital has been reduced shall be transferred to the Company’s equity reserves if the required funds are available.

The redemption payment per Class C share shall correspond to the par value of the share annualized with an interest rate of STIBOR 30 days plus one percentage point calculated from the day of payment of the subscription price.  The STIBOR 30 days rate shall be initially set on the day of payment of the subscription price.

Holders having requested redemption shall receive payment for the redeemed shares promptly following notice of the redemption resolution or, if authorization from the Swedish Companies Registration Office or a court is required, following notice that the final decision has been registered.  Class A or Class B shares are not redeemable under the Articles of Association.

Reclassification

Upon the decision by the Board of Directors, Class C shares shall be reclassified into Class B shares, provided that the shares are held by the Company.  Immediately thereafter, the Board of Directors shall report the reclassification to the SCRO for registration.  The reclassification is effected when it is registered with the SCRO and is recorded by Euroclear Sweden AB.

Furthermore, it shall be possible to reclassify Class A shares to Class B shares.  Holders of Class A shares shall, during the calendar months of January and July each year (the “Reclassification Periods”), be entitled to request that all or part of the shareholders’ Class A shares shall be reclassified to Class B shares.  The request shall be made in writing and must have been received by the Board of Directors no later than the last day of the Reclassification Period.  The request shall state (i) the number of Class A shares that the shareholder wishes to reclassify during the Reclassification Period or (ii) the maximum percentage of the total number of votes in the Company that the shareholder wishes to hold after reclassification has been completed during the Reclassification Period.  When making a request according to option (ii) above, the shareholder shall also state the total number of Class A and Class B shares held by the shareholder at the time of the request.

By the end of each Reclassification period, the Board of Directors shall have attended to the request to reclassify.  Immediately thereafter, the Board of Directors shall report the reclassification to the SCRO for registration.  The reclassification is effected when it has been registered and the reclassification been recorded by Euroclear Sweden AB.

Changes in Capital

The Company can increase its share capital through bonus issues, new issues of shares and issues of warrants and convertible instruments.  Resolutions to increase the share capital are adopted by the General Meeting with a simple majority if the payment shall be made through contribution in kind or if the shareholders have preferential rights to subscribe for the financial instruments.  A share capital increase may not exceed the maximum capital or the maximum number of shares in aggregate or for a particular class of shares each as set out in the Articles of Association, unless a corresponding amendment is made to the Articles of Association.

Reduction of the share capital may take place to cover the Company’s loss or for repayment to the shareholders.  A reduction for repayment may take place either by first allocating the reduction amount to a reserve to be used in accordance with a resolution of the General Meeting, or by repaying the amount directly to the shareholders.  A reduction in share capital may be carried out with or without redemption of the shares.  If the share capital is reduced without cancellation of the shares, the par value of the shares is reduced.  A resolution regarding a reduction of the share capital must be adopted by the General Meeting.  The resolution is valid only if supported by both two-thirds of the votes cast and represented at the General Meeting.  A reduction in the share capital for repayment may, however, be executed only following authorization by the SCRO, provided that the Company’s creditors have not objected.

Preferential Rights to Subscribe for Shares

Under the Companies Act, existing shareholders have preferential rights to subscribe for new shares, convertible instruments or warrants convertible into or exercisable for shares, issued for cash consideration or by way of set-off in proportion to their existing holdings, unless the preferential rights are excluded by the General Meeting.  Such a resolution by the General Meeting requires approval of shareholders representing at least two-thirds of both the votes cast and the shares represented at the meeting.

The Company’s Articles of Association do not limit the shareholders’ preferential rights to subscribe for new shares or other relevant financial instruments.  If the Company resolves on an issue of Class A shares, Class B shares or Class C shares, and the payment is other than contribution in kind, each holder of such class of shares has preferential rights to subscribe for new shares of the same class in proportion to the number of shares he or she owns in that share class (primary preferential rights).  Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in the Company (subsidiary preferential rights).  If the number of shares offered is less than the number for which shareholders wish to subscribe under subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares already held, or, to the extent that pro rata distribution is not possible, by lot.

Liability to Further Capital Calls

There is no obligation for the shareholders to invest further funds in the Company.

The MTG Shares

As of December 31, 2011, the Company’s share capital was authorized to be a minimum of SEK 298 million and a maximum of SEK 1,192 million.  As of December 31, 2011, the Company’s issued and fully paid-up share capital comprised 5,878,931 Class A shares issued, 60,903,193 Class B shares issued and 865,000 Class C shares issued.  As of December 31, 2011, the Company held 865,000 Class C Shares and 378,887 Class B shares.

General Meeting of Shareholders

According to the Companies Act, the right of the shareholders to take part in decisions regarding the affairs of the Company is exercised at the General Meeting.

Annual General Meeting

Annual General Meetings must be held within six months of the end of each financial year, at the location where the Company has its registered office.

The following matters shall be resolved at the Annual General Meeting:

•	adoption of the profit and loss account and the balance sheet along with the consolidated profit and loss account and consolidated balance sheet;

•	allocation of profits or losses;

•	discharge of liability of members of the Board of Directors and the Managing Director;

•	approval of compensation guidelines for senior management; and

•	election of members of the Board of Directors and auditors.

Extraordinary General Meeting

Extraordinary General Meetings are held when the Board of Directors considers such meeting appropriate, or when the auditors or shareholders representing 10% of the shares in the Company request it.  If such a request is made, a notice of an Extraordinary General Meeting shall be given to the shareholders within two weeks from receipt of the request to call a meeting.

Notice to Attend and Participation at a General Meeting

Notice of a General Meeting shall be published in the Swedish Official Gazette and be available at the Company’s website.  At the same time, the Company shall publish an announcement in the Swedish national daily newspaper Svenska Dagbladet.

Notice of an Annual General Meeting shall be issued not earlier than six weeks and not later than four weeks prior to the meeting.  Notice of an Extraordinary General Meeting at which the Articles of Association are to be amended shall be issued not earlier than six weeks and not later than four weeks prior to the meeting.  If the Articles of Association are not to be amended at the meeting, Notice of an Extraordinary General Meeting shall be issued not earlier than six weeks and not later than three weeks prior to the meeting.

To attend and vote at a General Meeting, a shareholder must be registered in his or her name in the register of shareholders five business days before the General Meeting and notify the Company of his or her intention to attend the General Meeting no later than the date specified in the notice to the General Meeting.  Such registration day may not be a Saturday, Sunday, December 24th, December 31st, the Swedish public holiday Mid-summer Eve, or any other public holiday.  A shareholder’s advisor may only attend the meeting if the shareholder has notified the attendance of advisors in accordance with the procedures described above.

A shareholder may exercise his or her rights at the Annual General Meeting personally or through a proxy in possession of a written proxy form, signed and dated by the shareholder.  A proxy is not valid for more than five years from the date of issuance.  Remote participation and voting is not available.

Limitations on the Right to Own MTG Shares

There are no limitations pursuant to Swedish law, or the Company’s Articles of Association, on the right to own or vote MTG Shares.

Change in Control

There are no provisions in the Company’s Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Repurchase of Own Shares

Pursuant to the Companies Act, the Company is allowed to repurchase its own shares if the repurchase is made over the stock market or in an offer directed to all shareholders, provided that shareholders that represent at least two-thirds of the shares represented at the General Meeting and votes cast approve the repurchase, and provided that the Company’s holding does not at any time exceed 10% of the total number of shares in the Company.  Shares may only be repurchased to the extent the consideration for the shares could have been distributed among the shareholders as a dividend.  In addition, a subsidiary may not purchase or own shares in its parent company.

Other Select Swedish Law Provisions

Mandatory Bids

Pursuant to the Stock Market (Takeover Bids) Act (2006:451), a party who holds no shares or holds shares representing less than three-tenths of the voting rights of all shares in the Company and, either alone or together with a closely-related party, attains a shareholding representing at least three-tenths of the voting rights in the Company through acquisition of the Company’s shares shall (i) immediately make public the extent of his or her shareholding in the Company, and (ii) within four weeks thereafter make an offer to acquire the remaining shares in the Company for the same price as the shares attained that triggered the obligation to make an offer to acquire the remaining shares in the Company.

Buyout of Minority Shares

Under the Companies Act, if a shareholder, directly or indirectly, holds more than nine-tenths of the shares in a company, the shareholder is entitled to compulsorily acquire the remaining outstanding shares.  In addition, a holder of such remaining outstanding shares may require the majority shareholder to initiate compulsory acquisition proceedings for such shares.  With respect to the Company’s shares, the purchase price shall correspond to the listed value, unless special grounds otherwise dictate.  However, if the buy-out proceeding were preceded by a public tender offer to acquire all shares not already held by the offeror and such offer was accepted by holders of more than nine-tenths of the shares to which the offer relates, the purchase price shall correspond to the tender offer price.

Disclosure of Change in Ownership

Disclosure of changes in ownership is regulated by the Swedish Financial Instruments Trading Act (1991:980).  The Swedish Financial Instruments Trading Act requires a disclosure notification if a person’s shareholding in the Company reaches, exceeds or falls below certain thresholds.  The disclosure notification, known as “flagging notification,” must be made to the Company and to the Swedish Financial Supervisory Authority one business day after a person (natural or legal) enters into an agreement to acquire or dispose of shares in the Company and thereby his or her ownership reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66 ⅔% and 90% of the number of shares or voting rights in the Company.  The rules are also applicable to sales, purchases and issues of options and futures.

Insider Notifications

Pursuant to the Act on Reporting Obligations for Certain Holdings of Financial Instruments (2000:1087) certain natural persons are considered to have insider positions in the Company.  Accordingly, insiders as well as the Company have a duty to report any holding of shares and any changes in those holdings in the Company to the Swedish Financial Supervisory Authority.  The Swedish Financial Supervisory Authority maintains a public register of board members, senior executives and other persons that are deemed to be insiders in listed companies and publish daily changes in named persons’ shareholdings on their website at www.fi.se.  In addition to named insiders, both the Company and any person who, either alone or together with natural or legal person who are closely related to the company, owns 10% or more of the share capital or the number of votes in the Company, have a duty to report to the Swedish Financial Supervisory Authority the shareholdings and any changes in shareholdings of such person.  Furthermore, the Company is also required to continuously maintain and update a list of employees and other persons with access to insider information regarding the Company.

Market Abuse

Insider dealing in Sweden is governed by the Market Abuse Penal Act (2005:377) (the “Market Abuse Act”).  The prohibition on trading on the securities market on the basis of non-public information applies to all persons with insider information, irrespective of how and in what capacity this information was obtained.  Under the Market Abuse Act, it constitutes an offense for any person with insider information, on his own behalf or on behalf of any third party and through trading on the securities market to acquire or sell financial instruments to which the information relates.  It also constitutes an offense for any person to, through advice or in any other manner, cause a third party to acquire or sell financial instruments through trading on the securities market on the basis of non-public information.

C.    Material Contracts

Revolving Credit Facility

On October 21, 2010, the Company entered into the Revolving Multi-Currency Credit Facility with DnB NOR Bank ASA, Svenska Handelsbanken AB (publ), ING Bank N.V, Merchant Banking, Skandinaviska Enskilda Banken AB (publ), Nordea Bank AB (publ) and Swedbank AB (publ) as Mandated Lead Arrangers and with BNP Paribas SA and Credit Agricole Corporate and Investment Bank as Arrangers.  Nordea Bank AB acts as Facility and Documentation Agent.  The facility makes available long-term financing for the Company to refinance then-existing credit facilities and for general corporate and working capital purposes.

The rate of interest on each loan under the facility is the percentage rate per annum equal to the aggregate of the applicable margin, IBOR and certain mandatory cost for compliance.  The applicable margin depends on the ratio of consolidated total net debt (a non-IFRS measure) to consolidated EBITDA (a non-IFRS measure).  The obligations under the Revolving Multi-Currency Credit Facility rank pari passu with the claims of all other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law.  The Revolving Multi-Currency Credit Facility also contains financial covenants.  See also “Item 5.  Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources.”

CTC Stockholders’ Agreement

On May 20, 2011, MTG Russia AB (“MTG Russia”) entered into a stockholders’ agreement (“CTC Stockholders’ Agreement”) with CTC Media, Inc. and Telcrest Investments Limited.  This agreement governs the relationship between the parties and will be valid until June 6, 2015.

Under CTC Stockholders’ Agreement, CTC Media’s Board of Directors will have nine members, three of whom are designated by MTG Russia, a subsidiary of the Company, and three of whom are designated by Telcrest for so long as such party holds at least 20% of the shares outstanding.  If the number of shares held by MTG Russia or Telcrest falls below 20% but not less than 15%, such party will only have the right to designate two directors.  If the number of shares held by MTG Russia or Telcrest falls below 15% but more than 10%, such party will only have the right to designate one director.

Each stockholder that, together with its affiliates, beneficially owns 15% or more of the shares outstanding (each, a “Major Stockholder”) has a right of first offer in respect of any shares offered for transfer by any other Major Stockholder. Without the written consent of each of the other stockholders who beneficially own at least 10% of the shares outstanding and are a party to the CTC Stockholders’ Agreement (each, a “Stockholder”), MTG Russia and Telcrest have agreed not to acquire additional shares of CTC Media’s capital stock to the extent that such acquisition would cause their beneficial ownership of our shares to exceed 40% and 30%, respectively, other than in connection with any exercise of the right of first offer.

Other than in connection with any exercise of the right of first offer described above, no Stockholder shall acquire additional shares of CTC Media’s capital stock to the extent that such acquisition would cause its beneficial ownership of CTC Media’s shares, together with those of any affiliate, to exceed 50%, without making a tender offer for all of CTC Media’s outstanding shares in compliance with the tender offer rules under the Exchange Act.

D.    Exchange Controls

There are currently no limitations applicable and in effect, either under the laws of Sweden or the Articles of Association of the Company, with respect to the rights of nonresidents to hold or vote the MTG Shares or on the import or export of capital for use by the MTG Group, except for provisions regulating the reporting of payments to and from Sweden used by the Swedish Central Bank (“Riksbanken”) to collect information in order to provide statistical information.  Additionally, there are currently no Swedish foreign exchange control restrictions on the conduct of the Company’s operations or affecting the remittance of dividends on unrestricted shareholders’ equity.

E.     Taxation

Swedish Taxation

The following summary is based on the Swedish law in effect as of the date hereof and is intended to provide general information regarding the sale of shares and dividends paid only.

Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of shares in their particular circumstances.

Non-Tax Residents in Sweden

Capital Gain

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of shares.  However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30 percent if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary).  The tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), does not reduce this 10-year limit.

Taxation of Dividends

A Swedish dividend withholding tax at a rate of 30 percent generally is imposed on dividends paid by a Swedish corporation, such as MTG, to nonresidents of Sweden.  The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares and repurchase of shares through an offer directed to its shareholders.  Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty.  Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent.  Generally under Swedish tax treaties, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends.  Under the tax treaty with Switzerland, however, withholding tax is not withheld by the payer of the dividends.  With regard to dividends paid from shares in corporations registered with Euroclear Sweden AB (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by Euroclear Sweden AB or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to Euroclear Sweden AB or the nominee.  In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the year that the distribution was made.

Tax Residents in Sweden

Generally, for Swedish corporations and individuals (and estates of deceased individuals) with residence in Sweden for Swedish tax purposes, all capital income (dividends and capital gains on shares) will be taxable.  If amounts that are considered to be dividends or capital gains for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to an individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments.

U.S. Federal Income Tax Consequences

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities.  This discussion applies only to a U.S. Holder that holds shares as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Please consult your own tax adviser regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares in your particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) (as discussed below).

Taxation of Distributions

Distributions paid on shares, other than certain pro rata distributions of shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends.  Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.  The amount of any dividend paid in Swedish kronor will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Any such gain or loss would generally be treated as U.S.-source ordinary income.

The amount of a dividend will include any amounts withheld by us in respect of Swedish income taxes.  Subject to applicable limitations, Swedish income taxes withheld from dividends at a rate not exceeding any applicable U.S. Tax Treaty rate will be creditable against the U.S. Holder’s U.S. federal income tax liability.  A U.S. Holder may use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign-source income.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income.  For this purpose, dividends generally will constitute “passive category income” (but, in the case of some U.S. Holders, may constitute “general category income”).  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Swedish income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Shares

Gain or loss realized on the sale or other taxable disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year.  The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the shares disposed of, in each case as determined in U.S. dollars.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for our taxable year ended December 31, 2011.  In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  For these purposes, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  Passive income generally includes interest, dividends, rents, royalties and capital gains.  Because our PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any year during which a U.S. Holder holds shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds its shares, even if our assets and income cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year.  Further, to the extent that any distribution received by a U.S. Holder on its shares exceeded 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain as described immediately above.  Certain elections may be available that would result in alternative treatment, such as mark-to-market treatment of the shares.  However, we do not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election, which is sometimes available to shareholders of a PFIC.  U.S. Holders should consult their tax advisers regarding the PFIC rules and the availability of a mark-to-market election.

In addition, if we were a PFIC in a taxable year in which we paid a dividend or in the prior taxable year, the reduced dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held shares, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.     Dividends and Paying Agents

Dividends are decided by the shareholders at the Annual General Meeting based on a proposal by the Board of Directors.  Interim dividends are not permitted.  Class A shares and Class B shares carry equal dividend rights, assets and capital distribution.  Class C shares are not entitled to dividends.  The Annual General Meeting decides on the record date for the dividend payment.  In accordance with market practice, the record date for the dividend should occur three banking days after the General Meeting, and payment is then made three banking days after the record date.

Euroclear administers dividend payments on behalf of the Company.  Dividends unclaimed for a period of 10 years from the due date are forfeited and revert to the Company.  The shareholder or nominee who on the record date is registered in the share register and in a central securities depository register pursuant to Chapter 4 of the Financial Instruments Accounts Act (1998:1479) or any person who is registered in a central securities depository account pursuant to Chapter 4, Section 18 paragraph 6-8 of the mentioned Act, shall be deemed to be authorized to exercise the rights set out in Chapter 4, Section 39 of the Companies Act.  These rights comprise the rights to receive new shares in the event of bonus issues, to receive subscription rights in conjunction with new issues of shares, warrants or convertible instruments, to receive dividends, to receive payment in connection with a reduction of the share capital for repayment to the shareholders, and to receive payment in connection with a distribution of assets in the event of the Company’s liquidation.

The Companies Act provides that the Company may pay dividends if such are justified taking into consideration the demands with respect to the size of shareholders’ equity which is dictated by the nature, scope and risks associated with the operations, and the Company’s need to strengthen its balance sheet, liquidity and financial position in general.  Consideration shall also be given to the demands with respect to the Group’s equity.  See “— B.  Memorandum and Articles of Association — Shares — Dividend Rights.”

G.    Statement by Experts

The consolidated financial statements of Modern Times Group MTG AB and its subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG AB, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm, as experts in accounting and auditing.

H.    Documents on Display

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

I.     Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

The primary objective of the Group’s capital management is to ensure financial stability, manage financial risks and secure the Group’s short-term and long-term need of capital.  The Group defines its capital as equity including non-controlling interest as stated in the statement of financial position.

The Group manages its capital structure and makes adjustments when necessary due to economic conditions in its operating environment.  To maintain or adjust the capital structure, the Group may change the dividend payments to shareholders, buy back shares or issue new shares.

The Group monitors capital efficiency using different parameters, such as net debt, return on capital employed and equity to assets ratio.

There are no regulatory external capital requirements to be met by the parent company or any of the subsidiaries other than contractual covenants under the Company’s Revolving Multi-Currency Credit Facility.

Financial Risk Management

In addition to business operational risks, MTG is exposed to various financial risks in its operations.  The most important financial risks are refinancing, credit, interest rate and currency risks, which are addressed by a financial policy adopted by MTG’s Board of Directors.

The Group’s financial policy is reviewed yearly and constitutes a framework of guidelines and rules for financial risk management and financial activities in general.  The Group’s financial risks are continuously compiled and followed up at corporate level by MTG’s treasury function to ensure compliance with the financial policy.  The parent company functions as the Group’s internal bank and the treasury function is responsible for managing the financial risks.  The aim is to limit the Group’s financial risks, and ensure that the Group has appropriate and secure financing for its current needs.

Liquidity in the Group is concentrated with the central financing function and in local cash pools.  Surplus liquidity may be invested for a period of maximum six months.  The financial policy involves a special counterparty regulation by which a maximum credit exposure for various counterparties is stipulated to minimize the risk.

Financing and Refinancing Risk

Financing risk is the risk of not being able to meet the need for future funding requirements.  MTG’s sources of funding are primarily cash flows from operations and borrowings.  The refinancing risk is limited partly through having loans with a number of financial institutions, partly by initiating refinancing of all loans 12 months prior to maturity.

External borrowing is managed centrally in accordance with the Group’s financial policy.  Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections.  There are also companies, including those where the Group owns a 50% interest, who have external loans and/or overdraft facilities connected directly to these companies.

In October 2010, the Group arranged a new Revolving Multi-Currency Credit Facility, replacing the then-existing borrowing facilities.

In addition to the Revolving Multi-Currency Credit Facility, the Company has two overdraft facilities of SEK 50 million, in total SEK 100 million.  As of December 31, 2011, SEK 1,542 million (2010:  SEK 2,700 million; 2009:  SEK 3,500 million) under the credit facilities were utilized.  The available liquid funds including cash and unutilized credit facilities as of December 31, 2011 were 5,528 million (2010:  SEK 4,400 million; 2009:  SEK 3,837 million).  A reconciliation of the Group’s net debt for each of 2011, 2010 and 2009 is shown in the following table.

	2011	2010	2009
Group	(in SEK million)
Interest-bearing loans and borrowings	(1,566)	(2,741)	(3,518)
Other interest-bearing liabilities	(9)	(27)	(45)
Cash and short term deposits	470	500	737
Long- and short-term interest-bearing assets	307	242	77
Net debt	(797)	(2,026)	(2,749)

Interest Rate Risk

Interest rate risk is the risk that changes in the market interest rates will adversely affect cash flow and financial assets and liabilities.  The Group’s financial policy is to have a balanced mix between variable and fixed interest rates and to match lending and borrowing in terms of interest rates and maturity periods.  The interest bearing multi-currency facility exposes the Group to interest rate risk and during the period 2009-2011, the interest rate period was one month.

Short-term investments and cash and cash equivalents amount to SEK 470 million at December 31, 2011 (2010:  SEK 500 million, 2009:  SEK 737 million) and the average interest rate on these assets was less than 1 month.  With an average fixed interest period of 1 month at December 31, 2011 (2010:  1 months, 2009:  2.5 months) on the borrowing portfolio that amounted to SEK 1,542 million at December 31, 2011 (2010:  SEK 2,700 million, 2009:  SEK 3,500 million), a one percentage change in interest rates would have an impact on the Group’s interest expense of approximately SEK 14 million in 2011 (2010:  SEK 25 million, 2009: SEK 27 million).  The calculation is based on the change in interest expense after the interest period and does not take the maturity of the loans or changes in currency rates into consideration.  The Group does not currently use derivative financial instruments to hedge its interest risks.

Credit Risk

Credit risk is defined as the risk that the counterparty in a transaction will not fulfill its contractual obligations and that any collateral will not cover the claim of the Company.  The credit risk in the Group consists of financial credit risk and customer credit risk.

Financial credit risk is the risk arising for the Group in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets.  Administration of the financial credit risk, arising from corporate treasury transactions when using derivative instruments, is regulated in the financial policy.

The Group’s policy related to the credit risk in financial activities limits the Company’s counterparties to only well-established international financial institutions.  The counterparties must possess a rating at least equivalent to Moody’s A-1 or equivalent rating.  Transactions are made within fixed limits and exposures are continuously monitored.  MTG has signed standardized netting agreements adopted by International Swaps and Derivatives Association with counterparties of the bank funding group in efforts to limit the number of financial counterparties.

The credit risk with respect to the Group’s trade receivables is diversified among a large number of customers, both individuals and companies.  The credit risks in certain markets has increased since Fall 2008 due to the financial crisis, and the risks remain elevated in some of these markets.  High credit ratings are required for all material credit sales and solvency information is obtained from customers to reduce the risk of bad debt expense.

The Group’s exposure to credit risk amounts to SEK 2,190 million as of December 31, 2011 (2010:  SEK 2,186 million, 2009:  SEK 2,261 million).  The exposure are based on the carrying amount for the financial assets, the major part comprising trade receivables and cash.

Insurable Risk

The parent company ensures that the Group has sufficient insurance coverage, including business interruption, director and officer liabilities and asset losses.  This is done via corporate umbrella solutions to cover most territories.

Currency Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect the income statement, financial position and/or cash flows.  The risk can be divided into transaction exposure and translation exposure.

Transaction Exposure

Transaction exposure arises when inflow and outflow of foreign currencies are not matched.  According to the MTG financial policy, the corporate treasury function shall hedge the major contractual future currency flows on a rolling 12-month basis.  Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds and, until the autumn 2011, Swiss francs.  The hedging reserve at year end was SEK 51 million at December 31, 2011 (2010:  SEK 30 million, 2009:  SEK 21 million).  Other transaction exposure is not hedged.

The entities’ net foreign exchange cash flow was distributed among the currencies as follows, hedges not included (the cash flows from CDON Group are included):

	2011	2010	2009
Currency	(in SEK million)
DKK	526	583	646
NOK	519	696	788
EUR	(1,207)	(1,638)	(557)
CHF	(12)	(30)	(49)
USD	(1,241)	(1,303)	(1,153)

A 5% change in USD/SEK exchange rate would have a net currency flow effect on profit before tax of approximately SEK 55-65 million in 2011 (2010:  SEK 60-70 million; 2009:  SEK 50-65 million). A 5% change in all the above exchange rates would have an aggregate net currency flow effect on profit before tax of approximately SEK 65-75 million in 2011 (2010:  SEK 80-90 million; 2009:  SEK 10-20 million).

The nominal value of the hedge contracts amounted to:

	December 31,
	2011	2010	2009
Currency	(in million)
GBP	3	1	3
CHF	–	13	12
USD	172	154	158

The effect on other comprehensive income from a change in the USD/SEK exchange rate by 5% on the outstanding positions in the hedge reserves in equity as of December 31, 2011 would have been approximately SEK 61 million (2010:  SEK 75 million; 2009:  SEK 63 million).

Translation Exposure

Translation exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency.  The USD amount comprises the holding in CTC Media.  There are no hedging positions for translation exposure.

Net foreign assets including goodwill and other intangible assets arising from acquisitions are distributed as follows:

	December 31,
	2011		2010		2009
Currency	SEK million	%	SEK million	%	SEK million	%
BGN	–	–	3,061	37	4,028	43
USD	1,878	31	1,785	22	1,757	19
NOK	1,269	21	976	12	984	10
EUR	565	9	229	3	738	8
DKK	446	7	88	1	53	1
Other currencies	1,898	31	2,081	25	1,915	20
Total equivalent SEK value	6,056	100%	8,220	100%	9,475	100%

A 5% change in USD/SEK exchange rate would affect equity by approximately SEK 94 million at December 31, 2011 (2010:  SEK 89 million, 2009:  SEK 88 million).

Measurement of Financial Instruments at Fair Value in the Statement of Financial Position

Financial instruments recorded at fair value are classified in a three-level hierarchy depending on the quality of the source of data used to derive the fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities are used to determine the fair value.

Level 2 – observable sources of data for the asset or liability, either directly as prices or indirectly as derived from prices, are used to arrive at fair value.

Level 3 – unobservable input data which are not based on market data are used to arrive at the fair value.

Financial instruments available-for-sale, which comprise shares in listed companies are classified as level 1, derivative instruments comprised of forward foreign exchange contracts are classified as level 2.  There are no financial instruments at level 3.

Fair Value of Financial Instruments in the Statement of Financial Position

	December 31, 2011		December 31, 2010		December 31, 2009
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Group	(in SEK million)
Financial assets
Financial assets available-for-sale
Shares and other investments in other companies	8	–	18	–	21	–
Financial assets at fair value through profit and loss
Shares and other investments in other companies	–	62	–	49	–	–
Derivatives
Forward foreign exchange contracts	–	54	–	–	–	–
Financial liabilities
Derivatives
Forward foreign exchange contracts	–	–	–	56	–	70

Level 1 items have been valued at the market prices on NASDAQ OMX Stockholm.  For level 2 items, the market prices on NASDAQ OMX have been used to derive at fair value by applying the Black & Scholes method.  The investment in level 2 comprises the CDON option value.  Rates published by Six Edge have been used to derive the fair value of the forward contracts.

Other financial assets are reported in the statement of financial position in cash and cash equivalents, other long-term receivables, accounts receivables and accounts receivables affiliated companies.  Financial liabilities are other liabilities reported in accounts payable, current interest-bearing liabilities and non-current interest-bearing liabilities.  The company judges the book values and the fair values to correspond for these items.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Right

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

A.    Defaults

Not applicable.

B.    Arrears and Delinquencies

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.  CODE OF ETHICS

Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The 2011 Annual General Meeting approved a mandate to authorize the Board of Directors to issue and repurchase 240,000 Class C shares for a total consideration of SEK 1.2 million as part of the MTG performance based incentive plan.  The Company issued and repurchased 240,000 Class C shares for a total consideration of SEK 1 million in 2011.  The Company did not buy any Class A shares or Class B shares in 2011.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s auditors are elected by the Annual General Meeting for a period of four years.  Until May 2011, the Company had two auditors.  At the 2007 Annual General Meeting, the second auditor, Ernst & Young AB (“E&Y”), was elected until the 2011 Annual General Meeting.  At the 2010 Annual General Meeting, the shareholders appointed accounting firm KPMG AB as auditor until the end of the 2014 Annual General Meeting.  At the 2011 Annual General Meeting, the Nomination Committee proposed and the shareholders approved that going forward the Company shall have one auditor and the second auditor, E&Y, was therefore not reelected.

E&Y’s report on our consolidated financial statements as of and for the fiscal year ended on December 31, 2010 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended on December 31, 2010 and for the subsequent interim period through May 18, 2011, there were no disagreements between E&Y and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its audit reports for such years.

During the fiscal year ended December 31, 2010 and for the subsequent interim period through May 18, 2011, there were no “reportable events” between E&Y and the Company requiring disclosure pursuant to Item 16F(a)(l)(v) of Form 20-F.

The Company has requested E&Y to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements in this Item 16F.  A copy of this letter is filed as an exhibit to this registration statement on Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this registration statement, see page F-1.

Item 19.  Exhibits

1.1	Articles of Association of Modern Times Group MTG AB (as amended and adopted on May 18, 2011) (unofficial English translation)
4.1
Agreement, dated October 21, 2010, for SEK 6,500,000,000 Multi-Currency Credit Facility to Modern Times Group MTG AB (publ) Arranged by DNB NOR Bank ASA, Norge, Filial Sverige, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ); ING Bank N.Y., Dublin Branch, Merchant Banking, Skandinaviska Enskilda Banken AB (publ), Nordea Bank AB (publ); Swedbank AB (publ) as Mandated Lead Arrangers and Fortis Bank SA/NV (Belgium), Stockholm Branch Credit Agricole Corporate and Investment Bank (France) Sweden Branch as Arrangers with Nordea Bank AB (publ) as Facility Agent.

4.2	Stockholders’ Agreement, dated May 20, 2011 by and among CTC Media, Inc., MTG Russia AB and Telcrest Investments Limited
4.3	Modern Times Group MTG AB 2007 Stock Option Terms
4.4	Modern Times Group MTG AB 2009 Long Term Incentive Plan
4.5	Modern Times Group MTG AB 2010 Long Term Incentive Plan
4.6	Modern Times Group MTG AB 2011 Long Term Incentive Plan
8.1	List of significant subsidiaries
15.1	Letter of Ernst & Young AB regarding Item 16F
15.2	Consent of KPMG AB

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MODERN TIMES GROUP MTG AB (publ)

By:	/s/ Mathias Hermansson
	Name:	Mathias Hermansson
	Title:	Chief Financial Officer

Date: April 4, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Modern Times Group MTG AB (publ):

We have audited the accompanying consolidated statements of financial position of Modern Times Group MTG AB (publ) and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Stockholm, Sweden
April 3, 2012
KPMG AB

/s/ Cronie Wallquist
Cronie Wallquist

Consolidated Income Statement
(in SEK millions, except number of shares and per share data)

	Note	2011	2010	2009
CONTINUING OPERATIONS
Net sales	3	13,473	13,101	12,427
Cost of goods and services		(8,780)	(7,902)	(7,611)
Gross income		4,693	5,199	4,816

Selling expenses		(3,715)	(1,169)	(4,410)
Administrative expenses		(2,101)	(1,992)	(2,139)
Other operating income	5	5	12	10
Other operating expenses	3, 5	(130)	(109)	(100)
Share of earnings in associated companies	6	436	324	268
Operating income	3, 4, 5, 6, 7, 10, 11, 13, 21, 23, 24, 26	(812)	2,266	(1,555)

Gain from financial assets	8	14	10	0
Financial income	8	53	31	40
Financial costs	8	(179)	(144)	(225)
Income before tax		(924)	2,163	(1,741)

Tax expenses	9	(364)	(413)	(348)
Net income for the year continuing operations		(1,289)	1,750	(2,089)

DISCONTINUED OPERATIONS
Net gain from distribution of CDON Group		–	1,717	–
Net income for the period from discontinued operations		–	73	81
Net income for the year from discontinued operations	27	–	1,790	81

Total net income for the year		(1,289)	3,541	(2,008)

Attributable to:
Equity holders of the parent		(1,327)	3,522	(2,033)
Non-controlling interest		38	19	25
Net income for the year		(1,289)	3,541	(2,008)

Basic earnings per share (SEK)	16	(19.98)	53.34	(30.86)
Diluted earnings per share (SEK)	16	(20.02)	53.03	(30.97)

Consolidated Statement of Comprehensive Income
(in SEK millions)

	Note	2011	2010	2009
Net income for the year		(1,289)	3,541	(2,008)

Other comprehensive income
Change in currency translation differences		(139)	(818)	(883)
Cash flow hedge		21	9	(13)
Revaluation of shares at market value		(10)	2	8
Share of other comprehensive income of associates		73	69	45
Other comprehensive income for the year, net of tax	9, 17	(55)	(737)	(843)

Total comprehensive income for the year		(1,344)	2,803	(2,851)

Attributable to:
Equity holders of the parent		(1,370)	2,810	(2,853)
Non-controlling interest		26	(7)	2
Total comprehensive income for the year		(1,344)	2,803	(2,851)

Consolidated Statement of Financial Position
(in SEK millions)

	Note	31 December 2011	31 December 2010	31 December 2009
ASSETS
Non-current assets
Intangible assets	10
Capitalised expenditure		34	20	39
Patents and trademarks		522	1,009	1,151
Licenses and beneficial rights		26	153	233
Goodwill		2,447	4,928	5,239
Total intangible assets		3,029	6,111	6,662

Tangible assets	11
Machinery		50	48	48
Equipment, tools and installations		217	249	298
Total tangible assets		267	297	346

Long-term financial assets
Shares in associated companies	6, 12	1,922	1,827	1,798
Receivables on associated companies		18	24	28
Shares and participation in other companies	12	71	67	21
Deferred tax asset	9	64	103	119
Other long-term receivables		241	220	51
Total long-term financial assets		2,317	2,241	2,018

Total non-current assets		5,612	8,648	9,026

Current assets
Inventories
Finished goods and merchandise		52	43	251
Program rights		1,528	1,625	1,682
Advances to suppliers		10	16	6
Total inventories		1,591	1,684	1,940

Current receivables
Accounts receivables	14	1,380	1,369	1,419
Accounts receivables, affiliated companies		9	4	5
Tax receivables		190	75	146
Other current receivables, interest-bearing		63	2	–
Other current receivables, non interest-bearing		158	100	173
Prepaid expense and accrued income		1,809	1,619	1,206
Total current receivables		3,608	3,170	2,948

Cash and cash equivalents	15, 20
Cash and bank		470	500	737
Total cash and cash equivalents		470	500	737
Total current assets		5,668	5,354	5,625
Total assets		11,281	14,002	14,651

Consolidated Statement of Financial Position (Continued)
(in SEK millions)

	Note	31 December 2011	31 December 2010	31 December 2009
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent company	17
Share capital		338	337	334
Other paid-in capital		1,797	1,797	1,617
Reserves		(238)	(122)	659
Retained earnings including net income for the year		2,231	3,974	2,772
Total equity attributable to equity holders of the parent company		4,128	5,986	5,381

Non-controlling interest
Non-controlling interest		222	253	298
Total equity		4,350	6,239	5,680

Non-current liabilities	20
Interest-bearing
Liabilities to financial institutions		1,522	2,667	3,495
Other interest-bearing liabilities		2	16	14
Total non-current interest-bearing liabilities		1,524	2,683	3,509

Non-interest bearing
Non-interest bearing liabilities		60	59	22
Deferred tax liability	9	322	371	406
Provisions	18	261	197	238
Total non-current non-interest bearing liabilities		644	627	666
Total non-current liabilities		2,168	3,311	4,175

Current liabilities	20
Interest-bearing
Liabilities to financial institutions		44	73	23
Other interest-bearing liabilities		6	9	31
Total current interest-bearing liabilities		50	83	54

Non-interest-bearing
Advances from customers		76	70	69
Accounts payable		1,172	1,008	1,226
Tax liability		234	234	292
Other liabilities		336	337	351
Accrued expense and prepaid income		2,895	2,721	2,803
Total current non-interest bearing liabilities		4,713	4,370	4,741
Total current liabilities		4,763	4,452	4,796
Total liabilities		6,931	7,763	8,971
Total equity and liabilities		11,281	14,002	14,651

For information about pledged assets and contingent liabilities, see note 19.

Consolidated Statement of Changes In Equity
(in SEK millions except number of shares and per share data)

	Equity attributable to the equity holders of the parent company
Note 17	Share capital	Paid-in capital	Translation reserve	Hedging reserve	Fair value reserve	Revaluation reserve	Retained earnings incl net income for the year	Total	Non-controlling interest	Total equity
Balance as of 1 January 2009	332	1,615	1,502	33	0	(12)	5,191	8,662	318	8,980

Net income for the year							(2,033)	(2,033)	25	(2,008)
Other comprehensive income for the year			(860)	(13)	8		45	(820)	(23)	(843)
Total comprehensive income for the year 2009			(860)	(13)	8		(1,988)	(2,853)	2	(2,851)

Acquisition from non-controlling interests							(122)	(122)		(122)

Dividends to shareholders (SEK 5 per share)							(329)	(329)		(329)
Dividends to shareholders with non-controlling interests								–	(21)	(21)
Sale of MTG shares							3	3		3
New share issue, Class C shares	2							2		2
Share buy-back, Class C shares							(2)	(2)		(2)
Effect of employee share option programmes							19	19		19
Employee options exercised	0	1						2		2
Balance as of 31 December 2009	334	1,617	642	21	8	(12)	2,772	5,381	298	5,680

Net income for the year							3,522	3,522	19	3,541
Other comprehensive income for the year			(792)	9	2		69	(712)	(26)	(737)
Total comprehensive income for the year 2010			(792)	9	2		3,591	2,810	(7)	2,803

Dividends to shareholders (SEK 5,50 per share)							(363)	(363)		(363)
Distribution of CDON Group							(2,042)	(2,042)		(2,042)
Dividends to shareholders with non-controlling interests								0	(39)	(39)
New share issue, Class C shares	1							1		1
Share buy-back, Class C shares							(1)	(1)		(1)
Effect of employee share option programmes							17	17		17
Employee options exercised	2	180						182		182
Balance as of 31 December 2010	337	1,797	(150)	30	10	(12)	3,974	5,986	253	6,239

Net income for the year							(1,327)	(1,327)	38	(1,289)
Other comprehensive income for the year			(126)	21	(10)		73	(42)	(12)	(55)
Total comprehensive income for the year 2011			(126)	21	(10)		(1,254)	(1,369)	26	(1,343)

Dividends to shareholders (SEK 7,50 per share)							(498)	(498)		(498)
Dividends to shareholders with non-controlling interests								0	(57)	(57)
New share issue, Class C shares	1							1		1
Share buy-back, Class C shares							(1)	(1)		(1)
Effect of employee share option programmes							10	10		10

Balance as of 31 December 2011	338	1,797	(276)	51	0	(12)	2,231	4,128	222	4,350

Consolidated Statement of Cash Flows
(in SEK millions)

(SEK million)	Note	2011	2010	2009
Cash flow from operations
Net income for the year from continuing operations		(1,289)	1,750	(2,089)
Adjustments to reconcile net income/loss to net cash provided by operations	25	3,141	60	3,314
Cash flow from continuing operations		1,853	1,810	1,226

Changes in working capital
Increase (-)/decrease (+) inventories		38	32	(140)
Increase (-)/decrease (+) other current receivables		(545)	(441)	499
Increase (+)/decrease (-) accounts payable		192	4	(296)
Increase (+)/decrease (-) other current liabilities		258	129	38
Total change in working capital		(56)	(277)	101
Net cash flow from continuing operations		1,797	1,534	1,327

Investment activities
Investment in tangible and intangible assets		(120)	(157)	(156)
Acquisitions of shares in subsidiaries and associated companies	4	–	(275)	(139)
Other investments in shares and securities		–	–	(7)
Sale of shares in subsidiaries and associated companies		5	–	–
Other cash flow to investing activities, CDON Group convertible loan		–	(250)	–
Cash flow to investing activities, continuing operations		(115)	(683)	(302)

Financing activities
Change in other long-term receivables		–	–	14
Borrowings		1,953	4,957	3,850
Loan amortisations		(3,141)	(5,757)	(4,990)
Change in other interest-bearing liabilities		7	(6)	11
Change in non-interest-bearing liabilities		–	128	20
Paid-in capital for employee share option programmes		–	182	2
Sale of MTG shares		–	–	3
Dividends		(498)	(363)	(329)
Dividends to shareholders with non-controlling interest		(57)	(39)	(21)
Cash flow from/to financing activities, continuing operations		(1,737)	(897)	(1,441)

Cash flow from discontinued operations, CDON Group	27	–	(88)	211

Net change in cash and cash equivalents		(55)	(135)	(206)

Cash and cash equivalents at beginning of year		500	737	975
Translation differences in cash and cash equivalents		25	(102)	(32)
Cash and cash equivalents at end of year		470	500	737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 1	Accounting and valuation principles

Modern Times Group MTG AB is a company domiciled in Sweden. The Company’s registered office is located at Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden. The consolidated financial statements of the Company for the year ended 31 December 2011 comprise the Company and its subsidiaries and their share of participation in joint ventures and associated companies.

The financial statements were authorised for issue by the Board of Directors on 1 March 2012. The consolidated income statement and statement of financial position, and the income statement and the balance sheet of the parent company will be presented for adoption by the Annual General Meeting on 8 May 2012.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and its interpretations provided by the IFRS Interpretations Committee. The consolidated accounts have been prepared based on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The changes in the value of available-for-sale instruments are reported in other comprehensive income until derecognised, with the exception of assets with a significant long-term decrease in value where the value change is reported in the income statement.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated below.

Change in accounting principles and new accounting standards

Standards and interpretations as issued by the IASB.

New and amended Accounting standards and interpretations after 2011

The Group has not adopted any new or changed Accounting standards and interpretations effective after 31 December 2011.

The following new standards and amendments have been issued but are not effective for the financial year 2011.

IFRS 9 Financial instruments  This standard addresses the classification and measurement of financial instruments and will probably affect the Group’s accounting for its financial assets and liabilities. The Group is yet to assess IFRS 9’s full impact. The standard is effective for annual periods beginning on or after 1 January 2015.

IFRS 10 Consolidated Financial Statements  The standard replaces IAS 27 Consolidated and Separate Financial Statements and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Group is yet to assess IFRS10’s full impact. The standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements  The standard replaces IAS 31 Interests in Joint Ventures. The standard is judged to have an effect on the Group’s consolidated accounts, as the proportionate method disappears, and the equity method is to be used instead. The proportionate method is currently used for the consolidation of Raduga and TV2 Sport, and allows consolidation of the income statement and the balance sheet in the same proportion as the ownership. The standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates. The standard will increase the disclosures in the Group’s annual report. The standard is effective for annual periods beginning on or after 1 January 2013.

IFRS 13 Fair Value Measurement  This standard establishes a single definition of fair value and the disclosure requirements. The standard will increase the disclosures in the Group’s annual report. The standard is effective for annual periods beginning on or after 1 January 2013.

Other new and changed Accounting standards and interpretations are not judged to have any material effect on the Group’s financial reports.

Classification.  Non-current assets and liabilities comprise in all material aspects amounts expected to be recovered or paid after twelve months or more from the closing day. Current assets and liabilities comprise in all material aspects amounts expected to be recovered or paid within twelve months from the closing day.

Consolidated accounts.  The consolidated accounts include the parent company and all subsidiaries, and the share of participation in joint ventures and associated companies. All companies in which the Group holds or controls more than 50% of the votes, or in which the Group through agreements exercises control, are consolidated as subsidiaries. The holding in the Prima Group is an example of the latter, with 50% of the votes, but where the Group exercises control through agreements.

All business combinations are accounted for in accordance with the purchase method. At the date of acquisition, the acquired assets and assumed liabilities (net identifiable assets) are measured at fair value. The difference between the acquisition value of shares in a subsidiary and identifiable assets and liabilities measured at fair values at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of identifiable net assets acquired is recognised in the profit and loss in the period of acquisition. Acquisition related costs are expensed as incurred. Results for companies acquired during the year are included in the consolidated financial statements from the date of acquisition.

The Group’s shareholders’ equity includes only that part of each subsidiary’s equity added after acquisition. The difference between the acquisition value of shares in a subsidiary and identifiable assets and liabilities measured at fair values at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of identifiable net assets acquired is recognised in the profit and loss in the period of acquisition. Conditional considerations is determined at fair value at the time of the acquisition and effects of revaluations of liabilities related to the conditional considerations are recognised as a revenue or expense in the income statement or other comprehensive income.

Additional investments for business combinations achieved in stages without change in control are accounted for as an equity transaction. During 2009, the acquisition of part of the minority in MTG Russia AB relate to the described principle.

Additional acquisitions made after control is achieved are recognised as shareholder transactions and recorded directly in equity. There are two alternatives for the recognition of non-controlling interests and goodwill. One alternative is to recognise the non-controlling interest at fair value by including goodwill, another alternative is to include the non-controlling interests in net assets. The choice of method is made for each acquisition separately. The rules for additional acquisitions when control is achieved were applied for the acquisition of 35% of the shares in Viastrong Holding AB in 2010, previously a joint venture of 50%. The original 50% share was revalued at fair value, and the remaining 15% shares included in the purchase price allocation.

Functional currency and reporting currency.  The functional currency of the parent company is the Swedish krona (SEK).This is also the reporting currency for the Group.

Financial statements of foreign operations.  The balance sheets of the Group’s foreign subsidiaries are translated into Swedish krona (SEK). The translation is based on the exchange rates ruling at the balance sheet date, while the income statements are translated using an average rate for the period. The resulting translation differences are charged in other comprehensive income.

Receivables and liabilities denominated in foreign currencies.  The Group’s monetary receivables and liabilities that are denominated in foreign currencies are translated into local currency using exchange rates prevailing on the closing date. Realised and unrealised gains/losses on foreign exchange (exchange rate differences) are reported in the income statements. Exchange rate differences attributable to operating receivables and liabilities are reported in operating profit/loss, while differences attributable to financial assets or liabilities denominated in foreign currencies are reported under financial items. Exchange rate differences on financial loans, representing an expansion or reduction of the parent company’s net investment in the subsidiary, are reported in other comprehensive income.

Transactions eliminated on consolidation.  Intra-group balances and any unrealised gains and losses or revenues and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Non-controlling interest.  In subsidiaries not wholly owned, the share of equity owned by external shareholders is recorded as non-controlling interest.

Accounts of associated companies and joint ventures. Associated companies are reported based on the equity method. An associated company is a company in which the Group exercises significant influence. Normally, this means companies in which the Group holds voting rights of at least 20% and no more than 50%. This applies to among others CTC Media (38.1%). The Group’s share of earnings in associated companies’ profits or losses after tax are reported under profit/loss on shares and participations in associated companies in operating income. Dividends from associated companies decrease the book value of the asset. The operations of the associated companies are related to Pay-TV and Other Businesses. Surplus values are attributable to assets in each associated company or to goodwill. Differences between the acquisition value and the acquired equity are treated in accordance with the principles for consolidation of subsidiaries described in Consolidated accounts above. The accounts of associated companies are adjusted before the share of earnings is calculated, if necessary, so that the accounts comply with MTG’s accounting and valuation principles.

The joint ventures are recognised according to the proportional method, whereby the income statement and the balance sheet items are proportionately consolidated in accordance with the percentage owned. This applies to TV 2 Sport A/S Denmark and Raduga Holdings S.A., and for 2009 Viastrong Holding AB with its Ukrainian subsidiaries and That’s Strix Entertainment AS. Viastrong Holding AB and That’s Strix Entertainment AS was acquired and reclassified as subsidiaries in 2010. The proportionate method is applied from the date that joint control commences until the date that joint control ceases.

Revenue recognition Revenue is recognised at the time the service is performed. Accordingly, the Group reports revenue from:

•	TV and radio advertising at the time of broadcast

•	Subscription fees for pay-TV over the subscription period

•	Cable revenues as the services are provided to the cable wholesalers, based on the number of subscribers taking the Viasat channels, as reported by the cable companies

•	Sale of goods in accordance with the terms of sales, i.e. when the goods have been transferred to the shipping agent, less returns

•	Sale of services when the services are provided

•	TV productions where recognition is based on the percentage of completion for each project in the same relation as incurred expenses are related to the total cost for the entire project

•	Dividend income from investments when the shareholders’ right to receive payment has been established

Barter transactions.  Barter entails the exchange of air time on TV or radio for non-similar other goods or services. Barter transactions are reported at the fair value of the goods or services involved. The fair value is determined by agreements made with other customers for the same type of transactions. Revenues from barter transactions are reported when the commercial is broadcast. Expenses are reported when the goods or service is consumed.

Non-current tangible and intangible assets Non-current assets are reported net after deductions for accumulated depreciation and amortisation according to plan. Depreciation and amortisation according to plan are normally calculated on a straight-line schedule based on the acquisition value of the asset and its estimated useful life. The non-current assets are classified in the following categories:

Asset	Depreciation/amortisation
Capitalised expenditure	3–10 years

Patents and trademarks	Patents and trademarks being part of a purchase price allocation are normally judged to have indefinite lives

Beneficial rights/ broadcasting licenses	Estimated revenue period based on the terms of the license

Goodwill	Impairment tests annually or if triggered by events

Machinery and equipment	3–5 years

Capitalised expenditure.  Expenditure on development activities, whereby new or substantially improved products and processes, is capitalised if the process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the direct costs and, when appropriate, cost of direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditures are stated at cost less accumulated amortisation and impairment losses. The capitalised expenditure relate mainly to software and software platforms.

Goodwill.  Goodwill arising on acquisition represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary and any contingent liabilities.

Goodwill is recognised as an asset and reviewed for impairment test at least annually. Any impairment is recognised immediately in the income statement and cannot be reversed.

Goodwill arising from acquisitions of associated companies is included in the reported value of shares in associated companies. Impairment tests are made on the total asset. Goodwill arising on acquisitions before the date of transition to IFRS, 1 January 2004, has been retained at the previous Swedish GAAP amounts, subject to being tested for impairment at that date.

Other intangible assets.  Other intangible assets, such as beneficial rights, broadcasting licenses and patents and trademarks, are stated at cost less accumulated amortisation and impairment losses. Trademarks forming part of a purchase price allocation are normally judged to have indefinite useful lives.

Machinery and equipment.  Items of machinery and equipment are stated at cost less accumulated depreciation and impairment losses. Where parts of an item of machinery and equipment have different useful lives, they are accounted for as separate items of machinery and equipment.

Impairment of tangible and intangible non-current assets.  The Group reviews the carrying amounts of its tangible and intangible assets annually but not later than at the balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Any impairment loss is recognised as an expense immediately.

Financial instruments.  Financial assets and liabilities include cash and cash equivalents, securities, derivative instruments, other financial receivables, accounts receivables, accounts payable, leasing undertakings and loan liabilities.

Recognition and derecognition in the statement of financial position.  Financial assets and liabilities are recognised in the statement of financial position when the company becomes a party to the contractual provisions of the instrument. Trade receivables are recognised when the invoice is sent. A liability is recognised when the delivery of goods or services is made and there is a contractual obligation to pay, regardless whether the invoice has been received or not. Trade payables are recognised when an invoice has been received.

Financial assets are derecognised in the statement of financial position when the contractual rights to cash flows from the asset expires, become due or when the company loses control over the asset. Financial liabilities are derecognised when the obligations are fulfilled or extinguished in any other way.

Financial instruments recorded at fair value should, for disclosure purposes, be classified into a three level hierarchy depending on the quality of the source of data used to derive at the fair value.

Financial assets available-for-sale.  The Group’s holdings in listed shares available-for-sale are valued at market price based on bid price as per the balance sheet day. Changes in the market values of these shares will impact other comprehensive income, or, when there is significant decrease in value (greater than 20%) or if the decrease continues for a prolonged period of time, is charged to the profit and loss accounts in the income statement.

Distribution of non-cash assets to owners.  Liabilities for dividends are recognised at fair value of the asset to be distributed at the date of decision with the corresponding decrease in retained earnings.  At the date of settlement, the Group recognise the difference between the fair value of the distributed asset, i. e. the fair value of the liability and the Group’s book value of the net assets in net income. The dividend liabilities are remeasured on the settlement date and any changes recognised directly in equity. The principle was applied to the distribution of the former subsidiary CDON Group AB in 2010.

Loans and receivables.  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance-sheet date. These are classified as non-current assets. Loans and receivables comprise trade and other receivables and cash and cash equivalents in the balance sheet. Receivables are stated at amortised cost less impairment losses. The receivables are reviewed monthly to determine whether there is an indication of impairment. Such indications include receivables due for a longer period than 90 days. Doubtful accounts receivable are reported with the amount at which, after a careful assessment, it is deemed likely to be paid.

Convertible debenture CDON Group.  The Group has subscribed to a convertible debenture in CDON Group. The bond is initially recognised at the transaction price less the fair value of the option to convert the bond into CDON Group shares. The option is valued at fair value through profit and loss.

Financial assets and liabilities at fair value through profit and loss.  Derivatives at fair value that are not subject to hedge accounting are recognised as financial assets or liabilities and categorised as held for trading. The assets and liabilities are valued at fair value with the changes in value reported in profit or loss.

Other liabilities.  Loan liabilities are recognised initially at the amount received less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis. Other liabilities are stated at accrued cost and include accounts payable, leasing undertakings and other liabilities.

Derivative instruments.  The Group uses forward contracts to hedge its exposure to foreign exchange arising from operational activities. The major part of contracted programme acquisition outflows in US dollars, British pounds, and, until the autumn 2011, Swiss francs, is hedged on a rolling twelve months basis. Derivatives that do not qualify for hedge accounting due to the rules in IAS 39 are accounted for as financial instruments held for trading.

Derivative financial instruments are recognised initially at fair value and re-valued thereafter. The effective part of the gain or loss in the cash flow hedge revaluation is recognised in other comprehensive income with the aggregated changes in value in the hedge reserve in equity. When the forecasted transaction results in the recognition of programme inventory, the cumulative gain or loss is removed from equity and included in the initial cost of inventory. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously reported in other comprehensive income is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

Net investment Nova.  MTG hedged part of the book value of the net investment in Nova against fluctuation in currency rates, that is, the risk related to changes in currency rates between the Swedish krona and Bulgarian leva. Part of the financing of the acquisition of Nova was raised in euro, which is recognised as a hedging instrument. The change in value of the hedging instrument is recognised in other comprehensive income. The loan was repaid during 2009.

Accounting for leases.  A financial lease is a contract that entails the lessee to a material extent enjoying all economic benefits and bearing all economic risks associated with the asset regardless of whether or not the lessee retains the legal right of ownership of the asset. For financial leases, the leasing asset is reported as a non-current asset and the obligation for future payments as a liability in the lessee’s statement of financial position. An operating lease is a lease that does not fulfil the conditions for a financial lease. For operating leases, the rental expense is reported in the lessee’s accounts distributed equally over the period during which the asset is used.

Inventories.  Inventories are valued at the acquisition cost or net realisable value, whichever is lower. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

A significant portion of the amount reported as inventory by the Group refers to the TV channels’ catalogue of programme rights. Programme rights are reported as inventory when the license period has begun, the programme itself is available for its first broadcast, the cost of the programme is known, and the programme content has been approved by the TV channel. Programme rights invoiced but where the license period has not started and the programme cannot be judged as inventory is reported as prepaid expenses. Future payment commitments in respect of contractual programme rights that have not yet been reported as inventory are reported as a memorandum item, note 21. Programme rights are normally acquired for a specific number of runs, which can be played out during a determined license period in certain territories. The programme rights are expensed per run according to how revenue is expected to accrue during the license period. Sports rights are expensed throughout the period on a yearly basis.

Prepaid subscriber acquisition expenses.  Prepaid expenses include incremental direct variable subscriber acquisition costs incurred to obtain new customers in fixed-term contracts, i.e. the contract includes fixed revenue over the subscription period. The costs are recognised as prepaid expenses as it is probable that the future economic benefit will flow to the company and the value can be measured with reliability. The costs are allocated over the contract period. Costs exceeding the contracted revenues are expensed when incurred.

Corporate income tax.  Tax expenses reported includes actual Swedish and foreign corporate income taxes and deferred tax arising from temporary differences between accounts for financial reporting and accounts for tax assessment, calculated using the liability method. Such temporary differences are caused mainly by differences between taxable value and the reported value of assets and liabilities. A deferred tax asset is reported corresponding to the value of loss carry forwards if it is judged likely that they will be applied to taxable income in the foreseeable future. Profit/loss for the year is charged with tax on taxable earnings for the year and with tax estimated for the change in temporary differences for the year as current tax and deferred tax expenses respectively in each Group company.

Provisions.  A provision is recognised in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably calculated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Pensions.  There are mainly defined-contribution pension plans within the Group. The Group’s payments to defined contribution plans are reported as costs in the period when the employee performed the services to which the fee relates. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. There are defined-benefit pension plans in Norway. The amounts relating to these pension plans are immaterial.

Share-based payments. The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments including social security costs are expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value expense is reported in the income statement as personnel costs with the corresponding increase in equity. A bonus may be paid three years following each participant’s acquisition of warrants, provided the participant is still employed by the Group. The bonus and social security costs are allocated over the vesting period. The bonus is related to the 2005-2007 share-based payment programmes only. The fair value is re-valued each quarter as a basis for the calculation of social security costs.

Fair value is measured by use of the Black & Scholes’ model, taking into consideration the terms and conditions of the allotted financial instruments.

Note 2	Accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires the Board of Directors and the management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates are reviewed by the Audit Committee.

Key sources of estimation uncertainty.  Note 4 and 10 contain information of the assumptions and the risk factors relating to goodwill impairment. A description of litigations and provisions made are found in note 18.

Goodwill and other intangible assets.  Intangible assets, except goodwill and intangible assets with indefinite useful lives, are amortised and depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue.

Goodwill and intangible assets with indefinite useful lives are subject to impairment tests yearly or when triggered by events. The impairment review requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans. For further information, see note 10 Intangible assets.

Depreciation and amortisation beneficial rights and programme rights inventory.  Depreciation and amortisation of beneficial rights and programme rights inventory are calculated in accordance with the estimated revenue period. A higher proportion of the costs are expensed in the beginning of the revenue period than the following years. The estimated revenue periods could change, and, as a result of this, affect the income for the period and the financial position. For further information, see note 10 Intangible assets and 13 Nature of expenses.

Provisions and contingent liabilities.  Liabilities are recognised when a present obligation exist as a result of a past event, it is probable that economic benefits will be transferred, and reliable estimates can be made of the amount of this obligation. In such a case, a provision is calculated and recognised in the statement of financial position. A contingent liability will be disclosed when a possible obligation has arisen, but its existence has to be confirmed by future events outside the Group’s control, or when it is not possible to calculate the amount. Realisation of any contingent liabilities not currently recognised or disclosed could have a material impact on the Group’s financial position.

The Group regularly reviews significant outstanding litigations in order to assess the need for provisions. Among the factors considered, are the nature of the litigation, claims, legal processes and potential level of damages, the opinions and views of the legal counsellors, and the management’s intentions to respond to the litigations or claims. To the extent the estimates and judgements do not reflect the actual outcome; this could materially affect the income for the period and the financial position. For further information, see note 18 Provisions.

Critical accounting judgments and choices in applying the Group’s accounting policies.  Certain critical accounting judgements and choices made in applying the Group’s accounting policies are described below:

Cash flow hedges.  Cash flow hedges are made on a rolling twelve month basis, and comprise forward currency contracts used to cover exchange rate differences on the Group’s programme purchases. The derivatives are valued at fair value on the balance day. MTG has elected to use hedge accounting related to forward contracts with a few exceptions. Certain forward contracts impact other comprehensive income; others affect the net income, due to the rules applied for hedge accounting according to IAS 39.

Prima Group.  The Group holds 50% of the shares in the Prima Group. The holdings are judged to be recognised as subsidiaries based on the agreements which give the Group a decisive influence in Prima Group. The Group consequently consolidates the Prima Group as subsidiaries. A non-controlling interest is calculated.

Joint ventures.  The Group holds 50% of the shares in TV 2 Sport A/S and Raduga Holdings S.A.  MTG has elected to recognise the holdings in the consolidated accounts according to the proportional method, whereby the income statement and the balance sheet are proportionately consolidated in accordance with the percentage owned. The holdings are jointly controlled entities, and a contractual agreement between the parties establishes the joint control over the economic activity of the entity.

Note 3	Reporting segments

MTG Modern Times Group AB comprises of six reporting segments. The number of segments have decreased compared to the reported segments in 2009, following the distribution of CDON Group.

•	Free-TV Scandinavia is a commercial free-TV broadcaster in Scandinavia.

•
Pay-TV Nordic market and sell Viasat’s premium pay-TV packages on the Viasat DTH satellite platform and third party IPTV (broadband) and cable networks. Viasat also distributes its 26 Viasat-branded pay-TV channels via a wide range of third party pay-TV networks.

•	Free-TV Emerging Markets is a commercial free-TV broadcaster in Eastern Europe and Africa.

•
Pay-TV Emerging Markets market and sell premium pay-TV packages on the Viasat DTH satellite platforms in the Baltics and Ukraine, on the 50% owned joint venture Raduga TV DTH satellite platform in Russia. Viasat also distributes 19 of its channels via third party pay-TV networks to subscribers in 30 countries across Central and Eastern Europe and in the United States and in Africa.

•	CTC Media is one of Russia’s largest independent commercial television broadcaster and is listed on The Nasdaq Global Select Market.

The above TV broadcasting segments comprise Viasat Broadcasting. To facilitate comparability between years, the TV broadcasting segments have been summarised in this presentation.

•
Other Businesses primarily comprises the Group’s Radio, Bet24 and Modern Studios businesses. These businesses were earlier recognised as separate segments, but from 2010, due to their size, they are reported as one segment. The Group’s radio operations comprise the leading national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics and owns equity stakes in a Finnish national commercial radio network. Bet24 operates in the betting and gaming business. Modern Studios produces television programmes and films, distributes films and television programmes, and produces and manages events mainly in Scandinavia.

The stated figures for 2011, 2010 and 2009 are based on the same operational structure, where the 2009 figures have been adjusted for the distributed CDON Group to facilitate comparison.

	External sales			Operating income
(SEK million)	2011	2010	2009	2011	2010	2009
Free-TV Scandinavia	4,224	4,078	3,652	1,077	1,082	820
Pay-TV Nordic	4,547	4,319	4,163	923	821	723
Free-TV Emerging Markets	2,070	2,001	2,091	32	(43)	(84)
Pay-TV Emerging Markets	915	878	848	49	112	168
Associated company CTC Media	–	–	–	429	319	255
Other and eliminations	175	171	164	7	19	21
Total Viasat Broadcasting	11,932	11,446	10,919	2,518	2,309	1,903
Other Businesses	1,519	1,640	1,505	113	173	93
Parent company and other companies	22	15	3	(261)	(216)	(200)
Total	13,473	13,101	12,427	2,369	2,266	1,796

Asset impairment charges and non-recurring costs	–	–	–	(3,182)	–	(3,352)
- of which Free-TV Emerging Markets	–	–	–	(3,153)	–	(3,304)
- of which Other Businesses	–	–	–	(29)	–	(47)
Total Group continuing operations	13,473	13,101	12,427	(812)	2,266	(1,555)

Within Viasat Broadcasting  and the Other Businesses segment, there are companies that provide the different segments with acquired and own produced TV-programmes. Such sales are made at market price.

	Internal sales
(SEK million)	2011	2010	2009
Free-TV Scandinavia	169	170	168
Pay-TV Nordic	183	165	163
Free-TV Emerging Markets	3	4	4
Pay-TV Emerging Markets	7	18	27
Others	1,002	1,214	1,237
Total Viasat Broadcasting	1,365	1,570	1,599
Other Businesses	155	164	210
Parent company and other companies	163	176	175
Total internal sales continuing operations	1,684	1,911	1,984
Discontinued businesses	–	–	1
Total internal sales	1,684	1,911	1,985
The reporting segments are responsible for the management of the operational assets and their performance is measured at the same level. Financing is managed centrally by the Group. Consequently, liquid funds, interest-bearing receivables and liabilities are not allocated to the reporting segments.

	Assets			Liabilities
(SEK million)	2011	2010	2009	2011	2010	2009
Free-TV Scandinavia	2,373	2,306	1,784	1,735	1,835	1,545
Pay-TV Nordic	3,792	2,142	2,085	3,315	2,936	2,683
Free-TV Emerging Markets	2,441	5,590	6,167	936	977	1,021
Pay-TV Emerging Markets	741	720	339	248	190	198
Associated company CTC Media	1,878	1,785	1,757	–	–	–
Others and eliminations	2,432	(683)	406	(1,037)	(1,047)	(887)
Total Viasat Broadcasting	13,658	11,860	12,537	5,196	4,892	4,560
Other Businesses	1,262	1,169	1,331	618	608	677
Parent company and other companies	1,121	851	949	4,141	199	963
Total	16,041	13,880	14,818	9,954	5,698	6,200
Eliminations	(5,629)	(791)	(1,591)	(5,629)	(791)	(1,591)
Unallocated assets/liabilities	865	913	956	2,601	2,856	3,893
Total continuing operations	11,276	14,002	14,183	6,926	7,763	8,501
Discontinued operations	–	–	468	–	–	470
Total	11,276	14,002	14,651	6,926	7,763	8,971

	Capital expenditure			Depreciation and amortisation
(SEK million)	2011	2010	2009	2011	2010	2009
Free-TV Scandinavia	18	14	16	27	30	31
Pay-TV Nordic	42	33	27	19	8	10
Free-TV Emerging Markets	30	86	58	97	130	145
Pay-TV Emerging Markets	3	2	2	3	3	1
Others	1	5	33	7	17	15
Total Viasat Broadcasting	94	140	136	153	188	202
Other Businesses	23	10	19	26	25	25
Parent company and other companies	3	3	1	4	4	3
Total continuing operations	120	153	156	183	218	230
Discontinued operations	–	4	3	–	6	6
Total	120	157	159	183	224	236

The Group’s reporting segments operate mainly in Europe. Net sales and non-current assets are shown below by geographical area. Non-current assets constitutes of intangible and tangible assets. Sales are shown per country from which the revenues are derived.

	Net sales			Non-current assets
(SEK million)	2011	2010	2009	2011	2010	2009
Sweden	4,293	3,950	3,398	843	1,020	793
Denmark	3,355	3,367	3,279	9	15	26
Norway	2,438	2,408	2,164	749	769	826
Baltics, Czech Republic, Bulgaria	1,845	1,754	1,852	1,163	4,260	4,854
Rest of Europe	1,499	1,583	1,714	525	331	231
Other regions	43	39	22	8	13	20
Total continuing operations	13,473	13,101	12,427	3,296	6,407	6,750
Discontinued operations	–	1,870	1,746	–	–	258
Total	13,473	14,971	14,173	3,296	6,407	7,008

External sales by type of product/service (SEK million):	2011	2010	2009
Advertising revenue	5,878	5,633	5,267
Subscription revenue	6,330	6,077	5,871
Business-to-business/Consumer revenue	1,265	1,391	1,289
Total continuing operations	13,473	13,101	12,427
Discontinued operations	–	1,870	1,746
Total	13,473	14,971	14,173

External sales (SEK million):	2011	2010	2009
of which, Barter revenue	184	180	152

Note 4	Operations Acquired

Acquisitions 2011

During 2011, there were no acquisitions made.

Acquisitions 2010

Summary of acquisitions

	2010			2009
(SEK million)	Net cash outflow	Net identifiable assets and liabilities	Goodwill	Net cash outflow	Net identifiable assets and liabilities	Goodwill
Raduga, Russia	155	–	165	–	–	–
Viastrong, Ukraine	104	–	208	–	–	–
Additional consideration from previous years, paid out	–	–	–	23	–	7
Other acquisitions	16	–	–	122	–	–
Total	275	–	373	145	–	7

Raduga, Russia

On 8 February 2010, the Group agreed to acquire 50% of the shares in Raduga Holdings S.A.. Raduga operates a Russian nationwide DTH satellite pay-TV platform, Raduga TV. The business is a joint venture with shared management control between the owners. Raduga is proportionately consolidated, and reported within the Pay-TV Emerging Markets segment. The consideration was USD 22.5 million excluding transaction costs of SEK 1.2 million. The acquisition gave rise to separately identified intangible assets of SEK 4 million and goodwill of SEK 165 million.

The goodwill in 2010 comprise of potential new products and customers expected to be realised in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Net assets acquired (SEK million):	Book value	Fair value adjustment	Recognised values
Property, plant and equipment	2		2
Intangible assets	1	4	5
Trade and other receivables	9		9
Cash and cash equivalents	11		11
Deferred tax receivables	5		5
Deferred tax liabilities	–	(1)	(1)
Trade and other payables	(37)		(37)
Net identifiable assets and liabilities	(8)	4	(4)

Goodwill on acquisition			165
Total consideration			161

Liquid funds in acquired companies			(6)
Net cash outflow			155

Viastrong, Ukraine

On 9 June 2010 the Group acquired a further 35% of Viastrong Holding AB, and now owns 85% of the shares. The agreement includes an option to acquire the remaining 15% of the shares. Viastrong operates through Vision TV LCC the Viasat Ukraine DTH satellite pay-TV platform. The acquisition was made following the plans to further capitalise on this market. The operating results is reported in the Pay-TV Emerging Market segment and have been fully consolidated from June 2010. Viasat Ukraine was previously a joint venture and was as such consolidated according to the proportional method up until May 2010. The consideration was EUR 11.25 million in cash, excluding transaction costs of SEK 0.2 million.

The purchase price for the remaining 15% of the shares is calculated based on the option clauses in the agreement, and, as a consequence, 100% of Viastrong is consolidated without non-controlling interest.

The receivables are recorded at fair value, and thus the related cash flows are expected to be collected at the same value, which is shown in the table below.

The goodwill in 2010 comprise of potential new customer relationships on new market segments expected to be realised in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Net assets acquired (SEK million):	Book value	Fair value adjustment	Recognised values
Property, plant and equipment	2		2
Intangible assets	1	11	12
Trade and other receivables	42		42
Cash and cash equivalents	4		4
Deferred tax receivables	19		19
Deferred tax liabilities	–	(3)	(3)
Trade and other payables	(61)		(61)
Interest-bearing liabilities	(57)		(57)
Net identifiable assets and liabilities	(50)	8	(42)

Goodwill on acquisition			208
Total consideration			166

Purchase price unpaid			(58)
Liquid funds in acquired companies			(4)
Net cash outflow			104

Contributions during 2010 from the acquired companies:
From the acquisition date (SEK million):	Raduga	Viastrong	Group
Net sales	43	42	85
Net income	(8)	(59)	(67)

Group amounts 2010 from the acquired companies:
If the acquisition had occurred on 1 January (SEK million)	Raduga	Viastrong
Net sales	13,104	13,122
Net profit	1,670	1,667

Acquisitions 2009

The Group has acquired additional shares from minority holders during the year. Acquisitions of the remaining minority in MTG Russia AB have been made. In the Other Businesses segment, part of the minority in Playahead AB were acquired. In the discontinued operations, acquisitions were made in NLY Scandinavia AB and additional purchase prices were paid for Helsingin Dataclub OY.

Acquisitions after the balance sheet date

The Group signed an agreement on 9 January 2012 to acquire 100% of the shares in AS Latvijas Neatkarigä Televizija in Latvia (LNT). LNT is a free-TV operator and broadcasts a national channel, a Russian language channel and an entertainment channel. LNT will be reported within the Free-TV Emerging Markets segment. The closing of the transaction is subject to regulatory approval by the Latvian Competition Council.

Note 5	Other Operating Income and Expenses

(SEK million):	2011	2010	2009
Other operating income
Gain from sale on non-current assets	–	0	0
Gain from exchange rate differences	–	–	10
Other	5	12	–
Total	5	12	10

Other operating expenses
Loss from exchange rate differences	(7)	(9)	–
Other	(123)	(100)	(100)
Total	(130)	(109)	(100)

Note 6	Share of Earnings in Associated Companies

(SEK million)	Country	Share capital %	2011	2010	2009
Mediamätning i Skandinavien MMS AB	Sweden	25	0	0	1
Radio National i Luleå AB	Sweden	49	0	0	0
Radio National i Skellefteå AB	Sweden	49	0	0	0
Radioindustri Xerkses i Borås AB	Sweden	49	0	0	0
AB Sappa	Sweden	50	3	1	6
Radio Nova	Finland	22	5	5	7
Digital Radio Norge AS	Norway	33	(1)	(1)	–
Gigahertz HB	Sweden	33	0	0	0
CTC Media	Russia	38	429	319	255
Total			436	324	268

Totally recorded values in associated companies (SEK million)	31 December 2011	31 December 2010	31 December 2009
Revenues	5,261	4,393	4,124
Net income	1,532	1,082	670

Assets	6,839	6,430	6,200
Liabilities	1,520	1,216	1,572

Associated companies are reported based on equity accounting. The share of earnings is equal to the Group’s share in the profit/loss after financial items but before tax in each associated company after conversion into Swedish krona. The calculation of share in profit/loss are based on the latest available accounts. The figures for CTC Media are based on the interim report of 30 September, 2011, 2010 and 2009 and the 12 month period then ended.

For further information, see also note 12.

Note 7	Joint Venture Companies

Totally recorded values in joint venture companies (SEK million)	31 December 2011	31 December 2010	31 December 2009
Revenues	524	518	495
Net income	(8)	(10)	(41)

Current assets	169	175	190
Long-term assets	282	281	90
Current liabilities	145	135	124
Long-term liabilities	1	2	51

TV 2 Sport A/S Denmark and Raduga Group Russia are recognised as joint ventures. As per 31 December 2009 Viastrong Group Ukraine and That’s Strix Entertainment AS Norway were joint venture companies.

Note 8	Financial Items

(SEK million)	2011	2010	2009
Gain from financial assets at fair value through profit, CDON Group options	14	2	–
Gain from financial assets available-for-sale	–	8	–
Total gain from financial assets	14	10	0

Interest revenue	53	24	18
Net exchange rate differences	–	8	21
Total financial income	53	31	40

Interest expenses	(113)	(94)	(181)
Borrowing costs, included in the effective interest	(12)	(45)	(23)
Net exchange rate differences	(29)	–	–
Other	(26)	(5)	(21)
Total financial costs	(179)	(144)	(225)

Net financial items	(112)	(103)	(186)

The interest revenue and expenses relate to financial assets and liabilities valued at amortised cost.

Note 9	Taxes

Distribution of tax expense (SEK million)	2011	2010	2009
Current tax
Current tax expense	(387)	(414)	(372)
Adjustment for prior years	9	15	36
Total	(378)	(399)	(335)

Deferred tax
Temporary differences	14	(13)	(13)
Total	14	(13)	(13)

Total income tax expense in income statement	(364)	(413)	(348)

Reconciliation of tax expense (SEK million)	2011	%	2010	%	2009	%
Tax/Tax rate in Sweden	243	26.3	(569)	(26.3)	458	26.3
Participations in associated companies	109	11.8	67	3.1	2	0.1
Non-taxable income	174	18.8	140	6.5	202	11.6
Foreign tax rate differential	(20)	(2.2)	(26)	(1.2)	(40)	(2.3)
Effect of losses carryforward not previously recognised	3	0.3	40	1.8	20	1.2
Non-deductible write-down of goodwill	(642)	(69.5)	–	–	(859)	(49.4)
Non-deductible amortisation and write-down of beneficial rights	(87)	(9.4)	(11)	(0.5)	(11)	(0.6)
Non-deductible expenses	(86)	(9.3)	(54)	(2.5)	(147)	(8.4)
Losses where no deferred tax was recognised	(65)	(7.0)	(39)	(1.8)	(24)	(1.4)
Revalued tax losses carryforward	–	–	–	–	0	0.0
Other permanent effects	(2)	(0.3)	25	1.1	15	0.9
Under/over provided in prior years	9	1.0	15	0.7	35	2.0
Effective tax/tax rate	(364)	(39.4)	(413)	(19.1)	(348)	(20.0)

Tax related to other comprehensive income (SEK million)	Gross 2011	Tax 2011	Net of tax 2011	Gross 2010	Tax 2010	Net of tax 2010	Gross 2009	Tax 2009	Net of tax 2009
Change in currency translation differences	(140)	1	(139)	(810)	(8)	(818)	(869)	(14)	(883)
Cash flow hedge	24	(3)	21	8	1	9	(13)		(13)
Revaluation of shares at market value	(10)		(10)	2		2	8		8
Other comprehensive income related to associates	73		73	69		69	45		45
Total other comprehensive income	(53)	(2)	(55)	(731)	(7)	(737)	(829)	(14)	(843)

(SEK million)	31 December 2011	31 December 2010	31 December 2009
Deferred tax asset
Equipment	12	13	11
Beneficial rights	4	4	10
Provisions	10	4	6
Inventory	4	3	1
Current receivables	–	9	1
Current liabilities	9	11	17
Tax value of losses carryforward recognised	26	59	73
Total	64	103	119

Deferred tax liabilities
Trademarks	129	197	225
Goodwill	176	176	176
Equipment	–	(2)	–
Current receivables	13	–	–
Current liabilities	5	–	–
Other	(1)	–	5
Total	322	371	406

Deferred tax net	(258)	(268)	(287)

The movements in temporary differences net are explained below:

	2011
(SEK million)	Opening balance 1 January	Deferred tax recognised in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance 31 December
Tax losses carryforward	59	(33)					26
Temporary differences in:
Goodwill	(176)						(176)
Equipment	12	0					12
Intangible assets	(191)	70			0	(3)	(125)
Provisions	4	6					10
Inventory	3	(13)					(10)
Non-current receivables	0	0					0
Current receivables	9	(14)					(5)
Current liabilities	11	(2)					10
Other	0						0
Total	(268)	14	–	–	0	(3)	(258)

	2010
(SEK million)	Opening balance 1 January	Deferred tax recognised in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance 31 December
Tax losses carryforward	73	(14)					59
Temporary differences in:
Goodwill	(176)						(176)
Equipment	11	1					12
Intangible assets	(216)	(6)	15	(3)	13	5	(191)
Provisions	6	(1)					4
Inventory	1	2					3
Non-current receivables	(4)	4					0
Current receivables	1	7					9
Current liabilities	17	(6)					11
Other	(1)				1		0
Total	(287)	(13)	15	(3)	14	5	(268)

	2009
(SEK million)	Opening balance 1 January	Deferred tax recognised in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance 31 December
Tax losses carryforward	101	(27)					73
Temporary differences in:
Goodwill	(176)						(176)
Equipment	4	7					11
Intangible assets	(217)	(1)				2	(216)
Provisions	2	4					6
Inventory	4	(3)					1
Non-current receivables	32	(36)					(4)
Current receivables	0	1					1
Current liabilities	6	11					17
Other	(3)	2					(1)
Total	(247)	(42)	–	–	–	2	(287)
of which CDON Group		30
Total continuing operations	(247)	(13)	–	–	–	2	(287)

The Group had recognised losses carryforward without expiration date of SEK 104 (247; 279) million at 31 December 2011. The accounts for 2011, 2010 and 2009 include deferred tax assets as a tax value of the losses carryforward in all countries where it is judged likely that the Group will be able to apply its losses carryforward to a taxable surplus. As a consequence, deferred tax assets are not recognised in some countries.

Unrecognised tax losses carryforward by expiry date (SEK million)	2011	2010	2009
2011	–	–	16
2012	26	87	34
2013	41	59	3
2014	53	58	–
2015	119	45	–
2016 and thereafter	85	–	–
No expiry date	–	0	86
Total	325	249	140

Note 10	Intangible Assets

(SEK million)	Capitalised Expenditure	Patents and trademarks	Licenses and beneficial rights	Goodwill
Acquisitions
Opening balance 1 January 2009	107	1,227	556	8,940
Investments during the year	14	0	2	–
Acquisitions through business combinations	–	–	–	6
Retirement during the year	(9)	–	–	–
Change in Group structure, reclassifications etc	(4)	0	0	37
Translation differences	0	(22)	(13)	(403)
Closing balance 31 December 2009	108	1,205	546	8,581

Opening balance 1 January 2010	108	1,205	546	8,581
Investments during the year	19	1	23	–
Acquisitions through business combinations	–	19	1	376
Retirement during the year	(8)	–	0	–
Discontinued operations	(30)	(50)	(1)	(228)
Change in Group structure, reclassifications etc	3	2	1	11
Translation differences	(1)	(114)	(44)	(849)
Closing balance 31 December 2010	90	1,062	525	7,891

Opening balance 1 January 2011	90	1,062	525	7,891
Investments during the year	30	0	5	–
Retirement during the year	(5)	(21)	(11)	(84)
Change in Group structure, reclassifications etc	–	(1)	3	–
Translation differences	0	(18)	(10)	(114)
Closing balance 31 December 2011	115	1,022	513	7,693

Accumulated amortisation and impairment losses
Opening balance 1 January 2009	(73)	(13)	(221)	(142)
Retirement during the year	10	–	0	–
Amortisation during the year	(6)	(8)	(91)	–
Impairment losses	(2)	(35)	(4)	(3,252)
Change in Group structure, reclassifications etc	2	0	0	(54)
Translation differences	0	1	5	106
Closing balance 31 December 2009	(69)	(55)	(312)	(3,342)

(SEK million)	Capitalised Expenditure	Patents and trademarks	Licenses and beneficial rights	Goodwill
Opening balance 1 January 2010	(69)	(55)	(312)	(3,342)
Retirement during the year	8	–	0	–
Amortisation during the year	(9)	(9)	(83)	–
Impairment losses during the year	(7)	(2)	–	–
Discontinued operations	7	9	0	17
Change in Group structure, reclassifications etc	0	–	0	(15)
Translation differences	1	3	23	378
Closing balance 31 December 2010	(70)	(53)	(372)	(2,962)

Opening balance 1 January 2011	(70)	(53)	(372)	(2,962)
Retirement during the year	5	21	11	80
Amortisation during the year	(12)	(5)	(68)	–
Impairment losses during the year	(11)	(472)	(66)	(2,441)
Change in Group structure, reclassifications etc	7	1	(2)	–
Translation differences	0	8	10	78
Closing balance 31 December 2011	(81)	(500)	(487)	(5,246)

Book value carried forward
As per 1 January 2009	34	1,214	335	8,799
As per 31 December 2009	39	1,151	233	5,239

As per 1 January 2010	39	1,151	233	5,239
As per 31 December 2010	20	1,009	153	4,928

As per 1 January 2011	20	1,009	153	4,928
As per 31 December 2011	34	522	26	2,447

Only external expenditure have been capitalised.

Amortisation by function (SEK million)	2011	2010	2009
Cost of goods and services	43	54	56
Administrative expenses	42	46	48
Other operating expenses	0	1	0
Total	85	101	105

Impairment losses by function (SEK million)	2011	2010	2009
Cost of goods and services	548	9	1
Selling expenses	2,441	–	3,293
Total	2,990	9	3,294

Impairment tests for cash-generating units

Major cash generating units with significant carrying amounts of goodwill are:

(SEK million)	2011	2010	2009
TV1000	666	666	663
Prima Group	818	850	927
P4 Radio	487	492	516
Nova	–	2,442	2,783
Subtotal	1,972	4,450	4,889
Other units	476	478	351
Total	2,447	4,928	5,239

The decrease in goodwill for Prima Group and P4 Radio in 2011 and 2010 are due to translation differences. The goodwill in Nova was impaired in 2011 as well as in 2009.

Trademarks with indefinite lives included in Patents and trademarks are:

(SEK million)	2011	2010	2009
Prima Group	194	209	218
P4 Radio	271	272	293
Nova	–	464	524
Subtotal	464	945	1,035

Other units	57	102	181
Total	522	1,047	1,216

The decrease in trademark for Prima Group and P4 Radio in 2011 and 2010 are due to translation differences. The trademark in Nova was impaired in 2011.

Impairment testing

Impairment testing of the goodwill and other intangible assets with indefinite lives for cash-generating units in the business segment are based on calculations of the recoverable amount based on value in use, and by use of a discounted cash flow model. The cash flow is in the normal case discounted at a pre-tax interest of 12%. A higher interest rate is used in some cases. The model involves among other factors terminal values, market growth rates, and working capital requirements. These cash flow projections, calculated over a minimum of a five year period, are based on actual operating results, forecasts and financial projections, using historical trends, general market conditions, industry trends and other available information. After the five-year period, a growth rate of 2.5-3% is normally applied.

The cash flow projections are based on a sustainable growth rate which is individually estimated based on each unit’s outlook. Individual assumptions are also made on cost and capital turnover development. The cash flow is discounted for each unit using an appropriate discount rate considering the cost of capital and risk with individual consideration taken.

Impairments

The impairments tests are done on a regular basis, annually or when triggered by an event. In 2011, based on the impairment tests, the Board and the management concluded that the goodwill and other intangible assets relating to Nova, Bulgaria had an impairment requirement of in total SEK 2,979 million, of which SEK 2,441 million related to goodwill, SEK 472 million to trademark and SEK 66 million to the broadcasting license. Nova is reported in the Free-TV Emerging Markets segment. The discount rate used has been the same as for previous periods. The write-down is due to the ongoing deterioration of the market in Bulgaria during 2011. The economy is dependent on export to other EU countries and contributions from EU. The effect from the ongoing accelerating crisis in Greece and the euro crisis during 2011 contributes to the greater uncertainty in all official economic forecasts.

In 2009, the Board and the management concluded that the goodwill and other intangibles relating to Nova, TV3 Slovenia and the social network community Playahead had an impairment requirement of SEK 3,151 million, SEK 120 million and 30 million respectively. The impairment in other intangibles, mainly the trademark, relate to Playahead. Nova and TV3 Slovenia are reported in the Free-TV Emerging Markets segment and Playahead in the Other Businesses segment. The write-downs were then due to the deterioration in the economic and financial climate and the prevailing advertising market conditions for Nova in Bulgaria and TV3 in Slovenia. As for the Playahead business, the impairment was due to the declining number of users.

The goodwill and other intangible assets are calculated at net present value in use, as described above. The discount rate used when calculating the recoverable amount related to Nova was 12 per cent before tax in all three periods. Impairment losses in goodwill are included in selling expenses in the income statement.

Sensitivity

The units, which do not indicate an impairment requirement, generally have such a margin that reasonably possible adverse changes in individual parameters would not cause the value in use to fall below the book value. However, cash flow projections are to its nature more uncertain and may also be influenced by factors not in control by the company. Such factors could be general market conditions, which might quickly deteriorate due to a financial crisis such as the on-going euro crisis or the crisis which developed in 2008 due to bankruptcies in the financial sector.

The following table shows how the carrying amount relates to the recoverable amount for the Group’s largest goodwill items. The carrying amount is expressed as 100. A recoverable amount below 100 indicates that the carrying value is above the recoverable amount.

	TV1000	Prima	P4
Recoverable amount	593	180	217
Carrying amount	100	100	100

Carrying amount of 100 in relation to recoverable amount in case of increase in WACC:

+ 1 percent	541	163	200
+ 5 percent	406	119	156

Note 11	Tangible Assets

(SEK million)	Machinery, technical plant	Equipment, tools	Buildings
Acquisitions
Opening balance 1 January 2009	131	814	4
Investments during the year	27	116	–
Divestment during the year	(37)	(16)	(4)
Change in Group structure, reclassifications etc	(5)	22	–
Translation differences	(4)	(17)	–
Closing balance 31 December 2009	112	919	–

Opening balance 1 January 2010	112	919	–
Investments during the year	17	98	–
Divestment during the year	(8)	(11)	–
Discountinued operations	–	(11)	–
Change in Group structure, reclassifications etc	5	(7)	–
Translation differences	(7)	(59)	–
Closing balance 31 December 2010	118	929	–

Opening balance 1 January 2011	118	929	–
Investments during the year	26	59	–
Divestment during the year	(5)	(12)	–
Change in Group structure, reclassifications etc	(7)	(5)	–
Translation differences	(3)	(8)	–
Closing balance 31 December 2011	129	963	–

(SEK million)	Machinery, technical plant	Equipment, tools	Buildings
Accumulated depreciation
Opening balance 1 January 2009	(71)	(521)	0
Divestment during the year	17	11	0
Depreciation during the year	(15)	(116)	–
Impairment losses during the year	–	(1)	–
Change in Group structure, reclassifications etc	3	(2)	–
Translation differences	3	8	–
Closing balance 31 December 2009	(63)	(621)	–

Opening balance 1 January 2010	(63)	(621)	–
Divestment during the year	8	6	–
Depreciation during the year	(18)	(105)	–
Impairment losses during the year	0	(2)	–
Discountinued operations	–	7	–
Change in Group structure, reclassifications etc	(3)	(2)	–
Translation differences	6	37	–
Closing balance 31 December 2010	(70)	(680)	–

Opening balance 1 January 2011	(70)	(680)	–
Divestment during the year	5	5	–
Depreciation during the year	(19)	(78)	–
Impairment losses during the year	(4)	(4)	–
Change in Group structure, reclassifications etc	6	5	–
Translation differences	3	6	–
Closing balance 31 December 2011	(79)	(745)	–

Book values carried forwards
As per 1 January 2009	60	294	3
As per 31 December 2009	48	298	–

As per 1 January 2010	48	298	–
As per 31 December 2010	48	249	–

As per 1 January 2011	48	249	–
As per 31 December 2011	50	217	–

Depreciation by function (SEK million)	2011	2010	2009
Cost of goods and services	39	53	60
Selling expenses	0	11	2
Administrative expenses	52	47	64
Other operating expenses	7	12	5
Total	98	123	131

Impairment losses by function (SEK million)	2011	2010	2009
Cost of goods and services	7	2	0
Other operating expenses	–	–	1
Total	7	2	1

Note 12	Long-term financial assets

Shares in subsidiaries Parent companies in bold	Company Registration Number	Registered office	Share capital (%)	Voting rights (%)
Modern Times Group MTG AB	556309-9158	Stockholm
MTG Investment AS		Norway	100	100
Modern Africa Production Ltd		Ghana	100	100
MTG Publishing AB	556457-2229	Stockholm	100	100
MTG Services AB	556022-0831	Stockholm	100	100
MTG Financing Partners HB	969725-9514	Stockholm	100	100
MTG Broadcasting SA		Luxembourg	100	100
MTG Broadcasting Holding AB	556580-7806	Stockholm	100	100
MTG Broadcasting AB	556353-2687	Stockholm	100	100
Viasat Pay Channels AB	556098-4709	Stockholm	100	100
Viasat AS Estonia		Estonia	100	100
Eesti Vaba Television EVTV		Estonia	100	100
UAB TV3 Lithuania		Lithuania	100	100
TV3 Estonia AS		Estonia	100	100
TV3 Latvia SIA		Latvia	100	100
Viasat Hungária Rt		Hungary	95	95
MTG Russia AB	556650-6472	Stockholm	100	100
Felista ZAO		Russia	100	100
Viasat Holding LLC		Russia	100	100
Viasat Global LLC		Russia	100	100
Viasat Entertainment LLC		Russia	100	100
Prva d.o.o.		Slovenia	100	100
Viasat Broadcasting G Ltd		Ghana	85	85
Viasat Ukraine LLC		Ukraine	100	100
MTG Africa Ltd		United Kingdom	100	100
Nova Televizia First Private Channel EAD		Bulgaria	95	95
Agency Eva OOD		Bulgaria	76	76
Edutainment Television Group S.A		Luxembourg	51	51
LLC TV Education		Russia	51	51
LLC Viasat DaVinci		Russia	51	51
Viasat AB	556304-7041	Stockholm	100	100
Viasat Satellite Service AB	556278-7910	Stockholm	100	100
MTG Broadcast Centre Stockholm AB	556493-2340	Stockholm	100	100
TV1000 AB	556133-5521	Stockholm	100	100
TV1000 Norge AS		Norway	100	100
OY Viasat Finland AB		Finland	100	100
Viastrong Holding AB	556733-1086	Stockholm	85	85
Solutions LLC		Ukraine	85	85
Vision TV LLC		Ukraine	85	85
Vision Media LLC		Ukraine	85	85
FTV Prima Holding A.S.		Czech Republic	50	50
FTV Prima, spol s.r.o.		Czech Republic	50	50
TV Produkce, a.s.		Czech Republic	50	50
Ceska Vyrobni s.r.o.		Czech Republic	50	50
Regio Media spol s.r.o.		Czech Republic	50	50

Shares in subsidiaries Parent companies in bold	Company Registration Number	Registered office	Share capital (%)	Voting rights (%)
TV Vridlo s.r.o.		Czech Republic	50	50
TV Lyra, s.r.o.		Czech Republic	60	60
Regionalni televise DAKR, s.r.o.		Czech Republic	51	51
MTG Modern Group España SL		Spain	100	100
In TV España SL		Spain	100	100
Interactive Partner SL		Spain	100	100
Interactive Media Solutions SL		Spain	100	100
Interactive New Media SL		Spain	100	100
Viasat Broadcasting UK Ltd		United Kingdom	100	100
3+ Television Ltd		United Kingdom	100	100
TV3 Broadcasting Group Ltd		United Kingdom	100	100
TV3 AB	556153-9726	Stockholm	100	100
TV3 A/S Danmark		Denmark	100	100
TV3 AS Norge		Norway	100	100
Televisionsaktiebolaget TV8	556507-2401	Stockholm	100	100
Viasat World Ltd		United Kingdom	100	100
MTG TV Online Ltd		United Kingdom	100	100
MTG Radio AB	556365-3335	Stockholm	100	100
KiloHertz AB	556444-7158	Stockholm	100	100
Star FM SIA		Latvia	100	100
Mediainvest Holding AS		Estonia	100	100
UAB TV3 Radio Lithuania		Lithuania	100	100
MTG Radio Sales AB	556490-7979	Stockholm	100	100
MTG Modern Studios Holding AB	556264-3261	Stockholm	100	100
Redaktörerna i Stockholm AB	556472-8425	Stockholm	100	100
Strix Television AB	556345-5624	Stockholm	100	100
Strix Drama AB	556419-9544	Stockholm	100	100
Strix Television AS		Norway	100	100
Strix Television bv		Netherlands	100	100
Strix Television s.r.o.		Czech Republic	100	100
MTG Online AB	556461-1662	Stockholm	100	100
MTG TV Online AB	556513-5547	Stockholm	100	100
Engine AB	556572-8408	Stockholm	100	100
MTG Holding AB	556057-9558	Stockholm	100	100
Bäckegruve AB	556170-7752	Stockholm	100	100
MTG Accounting AB	556298-5597	Stockholm	100	100
Senaste Nytt på Nätet SNN AB	556448-0076	Stockholm	100	100
MTG Media AB	556170-2217	Stockholm	100	100
MTG Modern Services AB	556711-0290	Stockholm	100	100
Modern Betting Ltd		Malta	90	90
Nordic Betting Ltd		Malta	90	90
Bet24 Ltd		United Kingdom	90	90
Nordic Casino Ltd		Malta	90	90
B24 Marketing Services Ltd		Gibraltar	90	90
MTG A/S Danmark		Denmark	100	100
Strix Television A/S Danmark		Denmark	100	100
Viasat A/S Danmark		Denmark	100	100
Viasat Sport A/S		Denmark	100	100
TV1000 Danmark A/S		Denmark	100	100

Shares in subsidiaries Parent companies in bold	Company Registration Number	Registered office	Share capital (%)	Voting rights (%)
MTG AS Norge		Norway	100	100
Viasat AS Norge		Norway	100	100
SportN AS		Norway	100	100
TV4 AS Norge		Norway	100	100
P4 Radio Hele Norge AS		Norway	100	100
P5 Radio Halve Norge AS		Norway	100	100
OY Suomen Radioviestinäly (SR)		Finland	69	69
OY Special-Hopea (SH)		Finland	100	100
Radio Melodi Norge AS		Norway	100	100
P6 Radio Rundt i Norge AS		Norway	100	100

Shares in joint ventures	Company Registration Number	Registered office	Share capital (%)	Voting rights (%)
Raduga Holding SA		Luxembourg	50	50
LLC DalGeoCom		Russia	100	100
LLC Raduga 2009		Russia	100	100
LLC Raduga 2011		Russia	100	100
TV2 Sport A/S		Denmark	50	50

Shares in associated companies within the Group (SEK million)	Company Registration Number	Registered office	Number of shares	Share capital (%)	Voting rights (%)	Book value 31 Dec 2011	Book value 31 Dec 2010	Book value 31 Dec 2009	Market value 31 Dec 2011
Forum och Marknad 107,7 i Nyköping HB	969651-4125	Nyköping	–	33	33	0	0	0
Lugna Favoriter 104,7 i Stockholm HB	969651-2970	Stockholm	–	33	33	0	0	0
GH GigaHertz HB	969616-7551	Göteborg	–	33	33	1	1	1
Göteborg Air 105,9 HB	969661-0600	Göteborg	–	33	33	0	0	0
Jönköpings Reklamradio 106,0 HB	969651-3739	Jönköping	–	33	33	0	0	0
Mediamätning i Skandinavien MMS AB	556353-3032	Stockholm	1,225	25	25	6	6	5
Power i Stockholm HB	969651-2236	Stockholm	–	33	33	0	0	0
Radio 2000 107,6 Helsingborg HB	969651-5015	Helsingborg	–	33	33	0	0	0
Radio Air 104,5 i Hällby och Eskilstuna HB	969651-1980	Eskilstuna	–	33	33	0	0	0
Radio National i Luleå AB	556475-0411	Stockholm	490	49	49	1	1	1
Radio National i Skellefteå AB	556475-0346	Stockholm	490	49	49	0	0	0
Radio Storpannan 104,8 i Göteborg HB	969651-2228	Göteborg	–	33	33	0	0	0
Reklammedia 104,4 i Kil och Karlstad HB	969651-4109	Karlstad	–	33	33	0	0	0
Reklammedia 107,3 i Kristianstad HB	969651-3697	Kristianstad	–	33	33	0	0	0
RadioIndustri Xerkses i Borås AB	556034-4391	Borås	490	49	49	7	7	7
Rix i Skandinavien AB	556475-3670	Stockholm	500	50	50	0	0	0
AB Sappa	556453-6281	Göteborg	4,270	50	50	11	9	8
Radiobranschen RAB AB	556623-1345	Stockholm	400	40	40	0	0	0
Trestad Air 105,0 HB	969651-2715	Vänersborg	–	33	33	0	0	0
Växjö Reklamradio 104,3 HB	969651-1972	Växjö	–	33	33	0	0	0
Z-Radio 101,9 HB	969651-2269	Stockholm	–	33	33	0	0	0
Östersund Air 104,0 HB	969651-2681	Östersund	–	33	33	0	0	0
Radio Nova		Finland	–	22	22	7	8	8
Norges Mobil TV AS		Norway	33,334	33	33	0	0	–
Digital Radio Norge AS		Norway	36	33	33	0	0	–
Kimtevill HB	969680-2272	Stockholm	–	33	33	0	0	0
Altlorenscheuerhof S.A.		Luxembourg	625	33	33	10	10	10
CTC Media, Inc.		USA	60,008,800	38	38	1,878	1,785	1,757	3,618
Total						1,922	1,827	1,798

Shares in associated companies (SEK million)	2011	2010	2009
Balance brought forward 1 January	1,827	1,798	1,924
Investments in associated companies	0	2	1
Effect from new share issues CTC Media	22	69	0
Share of earnings in associated companies	611	413	270
Share of tax expense in associated companies	(197)	(158)	(2)
Dividend received	(325)	(223)	(12)
Effect of employee share option programmes CTC Media	73	72	45
Translation differences	(90)	(146)	(427)
Balance carried forward 31 December	1,922	1,827	1,798

Shares and participations in other companies, within the group (SEK million)	Registered office	Number of shares	Share capital (%)	Voting rights (%)	Book value 31 Dec 2011	Book value 31 Dec 2010	Book value 31 Dec 2009	Market value 31 Dec 2011
Metro International S.A. – shares	Luxembourg	7,260,584	1.38	1.34	4	8	7	4
Metro International S.A. – warrants	Luxembourg	18,151,460			4	9	9	4
CDON Group options	Stockholm	6,578,947			62	49	–	62
Other					0	0	5	0
Total					71	67	21	71

The shares in Metro International S.A. are classified as shares available-for-sale, and are thereby valued at fair value. The change in the fair value is recognised in other comprehensive income. The cumulative net changes are recognised in the fair value reserve in equity. In 2010, the Group invested in CDON Group convertible loan. In 2009, the parent company invested in Metro warrants and subordinated debentures, also classified as available-for-sale. The subordinated debentures are recognised in the statement of financial position as Other long-term receivables.

Shares and participation in other companies (SEK million)	2011	2010	2009
Accumulated acquisition values
Opening balance 1 January	116	73	66
Reclassification convertible debentures Metro	–	(4)	–
Acquisition depository receipts in Metro	–	–	7
Acquisition CDON Group share options	–	47	–
Total acquisition values	116	116	73

Accumulated fair value revaluations
Opening balance 1 January	(49)	(53)	(61)
Revaluation available-for-sale during the year	(10)	2	8
Revaluation fair value through profit and loss during the year	14	2	–
Total fair value revaluations	(44)	(49)	(53)
Closing balance 31 December	71	67	21

Note 13	Nature of expenses

(SEK million)	2011	2010	2009
Net sales	13,473	13,101	12,427
Cost of programmes and goods	(6,824)	(6,235)	(5,807)
Distribution costs	(1,567)	(1,412)	(1,690)
Employee benefits expense	(1,627)	(1,782)	(1,742)
Depreciation and amortisation expense	(183)	(218)	(230)
Asset impairment charges	(2,998)	(11)	(3,352)
Other expenses	(1,523)	(1,503)	(1,429)
Share of earnings in associated companies	436	324	268
Operating Income	(812)	2,266	(1,555)

Note 14	Accounts receivable

(SEK million)	31 December 2011	31 December 2010	31 December 2009
Accounts receivable
Gross accounts receivable	1,562	1,560	1,617
Less allowances for doubtful accounts	(182)	(191)	(199)
Total	1,380	1,369	1,419

Allowance for doubtful accounts
Opening balance 1 January	191	199	161
Provision for potential losses	55	58	68
Actual losses	(42)	(37)	(18)
Reversed write-offs	(38)	(9)	(9)
Discontinued operations	–	(6)	–
Translation differences	16	(13)	(3)
Closing balance 31 December	182	191	199

Receivables due without provisions for bad debt
< 30 days	181	211	215
30-90 days	85	62	79
> 90 days	35	3	5
Total	301	276	299

Receivables due with provisions for bad debt
> 90 days	182	191	199
Total	182	191	199

Note 15	Cash and cash equivalents

(SEK million)	31 December 2011	31 December 2010	31 December 2009
Bank balances	468	494	730
Deposits	1	5	7
Total	470	500	737

Note 16	Earnings per share

(SEK million)	2011	2010	2009
Earnings per share before dilution
Net income for the year attributable to equity holders of the parent company, continuing operations	(1,327)	1,731	(2,114)
Net income for the year attributable to equity holders of the parent company, discontinued operations	–	1,790	81
Net income for the year attributable to equity holders of the parent company, total Group	(1,327)	3,522	(2,033)

Shares outstanding on 1 January	66,342,124	65,896,815	65,890,375
Effect from stock options exercised	41,523	127,550	1,217
Weighted average number of shares, basic	66,383,647	66,024,365	65,891,592

Basic earnings per share, continuing operations, SEK	(19.98)	26.22	(32.08)
Basic earnings per share, discontinued operations, SEK	–	27.12	1.22
Basic earnings per share, total Group, SEK	(19.98)	53.34	(30.86)

Diluted earnings per share
Net income for the year attributable to equity holders of the parent company	(1,327)	3,522	(2,033)
Effect from dilution in associated companies (CTC Media)	(2)	(1)	(7)
Diluted net income for the year attributable to the equity holders of the parent company	(1,329)	3,521	(2,040)

Weighted average number of shares, basic	66,383,647	66,024,365	65,891,592
Effect from stock options and performance rights and options	–	353,087	–
Weighted average number of shares, diluted	66,383,647	66,377,452	65,891,592

Diluted earnings per share, continuing operations, SEK	(20.02)	26.06	(32.19)
Diluted earnings per share, discontinued operations, SEK	–	26.97	1.22
Diluted earnings per share, total Group, SEK	(20.02)	53.03	(30.97)

Potentially dilutive instruments

Modern Times Group MTG AB has outstanding long-term incentive plans. For the share options, the calculation of the potential dilution are done to determine the number of shares that could have been acquired at fair value based on the value of the subscription rights. Retention and performance share rights are included in the potentially dilutive shares from the start of the program, and in accordance with the performance targets achieved. The dilution from the incentive plans is a consequence of the 2007, 2008, 2009, 2010 and 2011 programs. Further, the Company has outstanding programmes, where the strike price or performance are not yet achieved. These rights and options might be diluting in the future.  As per 31 December 2011 these amounted to 562,892 (464,698; 1,130,159).

Note 17	Shareholders’ equity

Parent company Shares issued (SEK million)	Number of shares paid	Quota value
MTG Class A	5,878,931	29
MTG Class B	60,903,193	305
MTG Class C	865,000	4
Total number of shares issued/total quota value as per 31 December 2011	67,647,124	338

The holder of an MTG Class A share is entitled to 10 voting rights, the holder of an MTG Class B and MTG Class C share one voting right. Class C shareholders are not entitled to dividend payments. The Class C shares are held by the parent company.

Parent company	Class A shares	Class B shares	Class C shares	Total
31 December 1997	15,123,741	44,573,991		59,697,732
New share issue 2000	5,410,532	1,266,892		6,677,424
31 December 2000	20,534,273	45,840,883		66,375,156
Conversion of Class A shares to Class B shares 2001	(4,988,652)	4,988,652		–
31 December 2001	15,545,621	50,829,535		66,375,156
New share issue 2006, exercise of stock options issued 2001	–	667,368		667,368
31 December 2006	15,545,621	51,496,903		67,042,524
New share issue 2007, exercise of stock options issued 2001	–	29,016		29,016
Conversion of Class A shares to Class B shares, 2007	(303,953)	303,953		–
Repurchase of Class B shares 2007	–	(719,000)		(719,000)
31 December 2007	15,241,668	51,110,872		66,352,540
New share issue 2008, exercise of stock options issued 2005		335,835		335,835
New share issue 2008, share option plan issued 2008			480,000	480,000
Conversion of Class A shares to Class B shares, 2008	(150,242)	150,242		–
Repurchase of Class B shares 2008		(798,000)		(798,000)
31 December 2008	15,091,426	50,798,949	480,000	66,370,375
New share issue 2009, exercise of stock options issued 2005		6,440		6,440
New share issue 2009, share option plan issued 2009			370,000	370,000
Conversion of Class A shares to Class B shares, 2009	(7,160,725)	7,160,725		–
Shares issued 31 December 2009	7,930,701	57,966,114	850,000	66,746,815
New share issue 2010, exercise of stock options issued 2006 and 2007		445,309		445,309
New share issue 2010, share option plan issued 2010			215,000	215,000
Conversion of Class A shares to Class B shares	(1,293,888)	1,293,888		-
Shares issued 31 December 2010	6,636,813	59,705,311	1,065,000	67,407,124
New share issue 2011, share option plan issued 2011			240,000	240,000
Conversion of Class A shares to Class B shares	(757,882)	757,882		-
Conversion of Class C shares to Class B shares		440,000	(440,000)	-
Shares issued 31 December 2011	5,878,931	60,903,193	865,000	67,647,124

Out of the totally issued shares, 378,887 Class B shares and 865,000 Class C shares are held as treasury shares.

Parent company (SEK)	2011	2010	2009
Proposed/decided cash dividends	9.00	7.50	5.50

The Board of Directors propose to the Annual General Meeting 2012 an ordinary dividend of SEK 9.00 (7.50 resp 5.50) per share, which corresponds to 32% of this year’s normalised net income. The total proposed dividend payment would amount to a maximum of SEK 599,772,708, based on the maximum potential number of outstanding ordinary shares as at the record date. The Group continues to maintain a strong financial position for its future development. The Board of Directors was given a mandate to buy back shares at the Annual General Meeting in 2011, 2010 and 2009.

Paid-in capital/Premium reserve

The paid-in capital arises when shares are issued at a premium, i.e. shares were paid at a higher price than the quotient value. The premium reserve in the parent company relates to employee options exercised during 2010, 2009 and 2008 only.

Translation reserve in equity

Translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations to Swedish krona in the consolidated accounts.

(SEK million)	2011	2010	2009
Opening balance, 1 January	(150)	642	1,502
This year’s translation differences, net of tax	(126)	(792)	(860)
Realised accumulated translation differences by sale of shares in Group companies	–	0	–
Total accumulated translation differences, 31 December	(276)	(150)	642
MTG hedged the book value of the net investment in Nova Televizia against fluctuation in currency rates, that is, the risk related to changes in currency rates between the Swedish krona and Bulgarian leva. In relation to the acquisition, MTG raised a euro loan which is recognised as hedging instrument for part of the investment. The loan was repaid during 2009.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

(SEK million)	2011	2010	2009
Opening balance, 1 January	30	21	33
Recognised in other comprehensive income	21	9	(13)
Recognised in the income statement	16	(1)	(12)
Transferred to the acquisition value of item hedged (inventory program rights)	(16)	2	13
Closing balance, 31 December	51	30	21

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised. If a decrease in values has occurred for a longer period of time, the change is charged to the income statement and will therefore not be recognised in the fair value reserve.

(SEK million)	2011	2010	2009
Opening balance, 1 January	10	8	0
Recognised in other comprehensive income	(10)	2	8
Closing balance, 31 December	0	10	8

Revaluation reserve

The revaluation reserve includes revaluation of trademarks in relation to successive share purchase.

(SEK million)	2011	2010	2009
Opening balance, 1 January	(12)	(12)	(12)
Closing balance, 31 December	(12)	(12)	(12)

Retained earnings

Retained earnings comprise of previously earned income.

Non-controlling interest

In subsidiaries not wholly owned, the share of equity owned by external shareholders is recorded as non-controlling interest.

Note 18	Provisions

(SEK million)	Royalties and other provisions	Pension provisions	Total
Opening balance, 1 January 2009	197	12	209
Provisions during the year	174	–	174
Utilised during the year	(84)	–	(84)
Reversed during the year	(60)	–	(60)
Translation differences	(2)	2	(1)
Closing balance, 31 December 2009	224	14	238

Provisions during the year	189	1	190
Utilised during the year	(145)	–	(145)
Reversed during the year	(78)	–	(78)
Translation differences	(7)	(1)	(7)
Closing balance, 31 December 2010	183	14	197

Provisions during the year	177	–	177
Utilised during the year	(66)	–	(66)
Reversed during the year	(46)	(1)	(46)
Translation differences	(1)	0	(1)
Closing balance, 31 December 2011	248	13	261

Included in non-current liabilities 31 December 2009	224	14	238
Included in non-current liabilities 31 December 2010	183	14	197
Included in non-current liabilities 31 December 2011	248	13	261

Various MTG companies are involved in disputes with collecting societies over payment of royalties for the past use of copyrights and similar rights. Further, MTG companies are parties to non-material litigations. The  Company does not believe that liabilities related to these matters are likely to have a material adverse effect on the financial position of the Group.

The entire pension costs are recognised in operating income. The Group’s defined-benefit pension plans for employees upon retirement exist in Norway and in one Swedish company. The Swedish plans are multi-employer defined benefit plans. The Group reports these pension costs in the same way as defined contribution plans.

Note 19	Contingent liabilities

(SEK million)	31 December 2011	31 December 2010	31 December 2009
Guarantees external parties	–	–	–
Total	–	–	–

Various MTG companies are involved in disputes with collecting societies over payment of royalties for the past use of copyrights and similar rights. Further, MTG companies are parties to non-material litigation. The  Company does not believe that liabilities related to these matters are likely to have a material adverse effect on the financial position of the Group. These litigations are therefore not included in the contingency liabilities. There are no pledged assets in 2011, 2010 and 2009.

Note 20	Financial instruments and financial risk management

Capital management

The primary objective of the Group’s capital management is to ensure financial stability, manage financial risks and secure the Group’s short-term and long-term need of capital. The Group defines its capital as equity including non-controlling interest as stated in the statement of financial position.

The Group manages its capital structure and makes adjustments when necessary due to economic conditions in its environment. To maintain or adjust the capital structure, the Group may change the dividend payment to shareholders, buy-back shares or issue new shares.

The Group monitors capital efficiency using different ratios, such as net debt, return on capital employed and equity to assets ratio.

Financial risk management

In addition to business operational risks, MTG is exposed to various financial risks in its operations. The most important financial risks are refinancing-, credit-, interest rate- and currency risk, which all are regulated by a Financial Policy adopted by MTG’s Board of Directors.

The Group’s financial policy constitutes a framework of guidelines and rules for financial risk management and financial activities in general. The policy is subject to a yearly review. The Group’s financial risks are continuously compiled and followed up at corporate level by MTG’s treasury function to ensure compliance with the financial policy. The parent company functions as the Group’s internal bank and the treasury function is responsible for managing the financial risks. The aim is to limit the Group’s financial risks, and ensure that the Group has appropriate and secure financing for its current needs.

Liquidity in the Group is concentrated with the central financing function and in local cash pools. Surplus liquidity may be invested during a period of maximum six months. The financial policy involves a special counterparty regulation by which a maximum credit exposure for various counterparties to minimise the risk is stipulated.

Financing and refinancing risk

Financing risk is the risk of not being able to meet the need for future funding requirements. MTG’s sources of funding are primarily shareholders’ equity, cash flows from operations and borrowing. The refinancing risk is limited partly through having loans with a number of financial institutions, partly by initiating refinancing of all loans 12 months prior to maturity.

External borrowing is managed centrally in accordance with the Group’s financial policies. Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections. There are also companies, including those where the Group owns a 50% interest, who have external loans and/or overdraft facilities connected directly to these companies.

In October 2010, the Group arranged a new SEK 6,500 million five year revolving multi-currency credit facility, replacing the then existing loan facilities. The latter comprised a revolving multicurrency credit facility of SEK 3,500 million which was granted in February 2006. The facility was unsecured, with no required amortisations, and available until February 2011. A new mid-term credit facility of SEK 3,000 million was granted in July 2009, available until 2 July 2012. The existing loan agreements have covenants based on the ratios total consolidated net debt in relation to consolidated EBITDA and consolidated EBITDA to net financial expenses. There are no regulatory external capital requirements to be met by the parent company or any of the subsidiaries other than covenants. The revolving credit facility of SEK 6,500 million can be paid out in optional currencies and the interest rate varies with IBOR, depending on the currency utilised.

In addition to the credit facilities, two overdraft facilities of SEK 50 million, in total SEK 100 million, are granted. As per 31 December 2011 SEK 1,542 (2,700 resp 3,500) million of the credit facilities were utilised. The available liquid funds as per 31 December 2011 was SEK 5,528 (4,400 resp 3,837) million.

The Prima Group has a revolving credit facility of CZK 220 million, of which CZK 60 million is an overdraft facility. The facilities were unutilised on 31 December 2011, 2010 as well as 2009.

The Bulgarian company Nova has a credit facility of EUR 6 million, of which EUR 4,9 (5.8; 2.3) million were drawn at the balance sheet date. EUR 1.1 (0.2; 2.9) million were unutilised as per 31 December 2011. As per 31 December 2009 a bank guarantee of EUR 0.8 million to an external supplier were provided. The guarantee expired at the beginning of 2010.

(SEK million)	2011	2010	2009
Interest-bearing loans and borrowings	(1,566)	(2,741)	(3,518)
Other interest-bearing liabilities	(9)	(27)	(45)
Cash and short term deposits	470	500	737
Long- and short-term interest-bearing assets	307	242	77
Net debt	(797)	(2,026)	(2,749)

Financial lease liabilities

The leasing liabilities refer to HD playout equipment. The equipment had a value of SEK 1 (2; 9) million as per 31 December. Finance lease liabilities are payable as follows:

	2011
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	5	0	5
Between one and five years	0	0	0
Total financial lease	5	0	5

	2010
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	4	0	3
Between one and five years	4	0	4
Total financial lease	8	1	7

	2009
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	4	1	3
Between one and five years	8	1	8
Total financial lease	13	1	11

Interest-bearing liabilities

(SEK million)	31 December 2011	31 December 2010	31 December 2009
Non-current liabilities
Non-current portion of bank loans	1,522	2,667	3,495
Other long-term liabilities	2	12	5
Finance lease liabilities	-	4	9
Total	1,524	2,683	3,509

Current liabilities
Current portion of bank loans	44	73	23
Other short-term interest-bearing liabilities	1	5	27
Current portion of finance lease liabilities	5	4	4
Total	50	83	54

Terms and payback period, gross values

	2011
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	6.3-7.2	12 months	6.3-7.2	5	5	0	–
Loan from bank	2.29-3.35	1 month	4.79	1,881	117	74	1,689
Forward agreements				54	54	–	–
Interest-bearing liabilities				8	1	7	–
Accounts payable				1,172	1,172	–	–
				3,120	1,350	81	1,689

	2010
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	6.3-7.2	12 months	6.3-7.2	8	4	4	-
Loan from bank	1.1-4.05	1 month	1.56	2,933	73	80	2,780
Forward agreements				56	56	-	-
Interest-bearing liabilities				17	5	12	-
Accounts payable				1,008	1,008	-	-
				4,023	1,147	96	2,780

	2009
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	6.3-7.2	12 months	6.3-7.2	13	4	9	-
Loan from bank	1.1-2.3	3 months	2.8-3.9	3,732	113	583	3,036
Forward agreements				70	70	-	-
Other interest-bearing liabilities				32	27	5	-
Accounts payable				1,226	1,226	-	-
				5,073	1,439	598	3,036

The interest payments arising from the financial instruments were calculated using the last interest rates before or on 31 December. The liabilities were calculated to be repaid on the earliest possible time period.

Overdraft facilities

The amount granted for bank overdraft facilities in Sweden at 31 December 2011, equaled SEK 100 (100; 100) million, of which SEK 100 (100; 100) million was unutilised. The Prima Group is granted a bank overdraft facility of CZK 60 (60; 60) million, of which CZK 60 (60; 60) million was unutilised.

Market risks

Interest rate risk

Interest rate risk is the risk that changes in the market interest rates will adversely affect cash flow and financial assets and liabilities. Group financial policy is to have a balanced mix between variable and fixed interest rates and to match lending and borrowing in terms of interest rates and maturity periods. The interest bearing multi-currency facility exposes the Group to interest rate risk and, during 2009-2011, the interest rate period was short term.

Short-term investments and cash and cash equivalents amount to SEK 470 (500; 737) million and the average interest rate period on these assets was less than 1 month. With an average fixed interest period of 1 (1 resp 2.5) months on the borrowing portfolio that amount to SEK 1,542 (2,700; 3,500) million, a one percentage change in interest rates would have an impact on the Group’s interest expense of approximately SEK 14 (25; 27) million. The calculation is based on the change in interest expense after the interest period and does not take the maturity of the loans or changes in currency rates into consideration. The Group does not currently use derivative financial instruments to hedge its interest risks.

Credit risk

Credit risk is defined as the risk that the counterparty in a transaction will not fulfil its contractual obligations and that any collateral will not cover the claim of the MTG Company. The credit risk in the Group consists of financial credit risk and customer credit risk.

Financial credit risk is the risk arising for the Group in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets. Administration of the financial credit risk, arising from corporate treasury transactions when using derivative instruments, is regulated in the financial policy.

The Group’s policy related to the credit risk in financial activities expresses only well-established international financial institutions as counterparties. The counterparties must possess a rating at least equivalent to Moody’s A-1 or equivalent rating at other rating institute. Transactions are made within fixed limits and exposures are continuously monitored. MTG has signed standardised netting agreements (ISDA) with counterparties of the bank funding group in efforts to limit the number of financial counterparties.

The credit risk with respect to the Group’s trade receivables is diversified among a large number of customers, both private individuals and companies. The credit risks on certain markets increased from the autumn in 2008 due to the financial crises, and the risks are still high on some of these markets. High credit ratings are required for all material credit sales and solvency information is obtained to reduce the risk of bad debt expense. See also note 14 Accounts receivable.

The Group’s exposure to credit risk amounts to SEK 2,190 (2,186; 2,261) million as per 31 December 2011. The exposure are based on the carrying amount for the financial assets, the major part comprising trade receivables and cash.

Insurable risks

The parent company ensures that the Group has sufficient insurance cover, including business interruption, director and officer liabilities and asset losses. This is done via corporate umbrella solutions to cover most territories.

Currency risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect the income statement, financial position and/or cash flows. The risk can be divided into transaction exposure and translation exposure.

Transaction exposure

Transaction exposure arise when inflow and outflow of foreign currencies are not matched. According to the MTG financial policy, the corporate treasury function shall hedge the major contractual future currency flows on a rolling 12 month basis. Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of programme acquisitions in US dollars, British pounds and, until the autumn 2011, Swiss francs. The hedging reserve at year end was SEK 51 (30; 21) million. Approximately 85-100% of the currency flows are hedged. Other transaction exposure is not hedged.

The entities’ net foreign exchange cash flow was distributed among the currencies as follows, hedges not included (the cash flows from CDON Group are included in 2010 and 2009):

Currency (SEK million)	2011	2010	2009
DKK	526	583	646
NOK	519	696	788
EUR	(1,207)	(1,638)	(557)
CHF	(12)	(30)	(49)
USD	(1,241)	(1,303)	(1,153)

A 5% change in USD/SEK would have a net effect on profit before tax of approximately SEK 55-65 (60-70; 50-65) million.

The nominal value of the hedge contracts amounted to:

Currency (million)	2011	2010	2009
GBP	3	1	3
CHF	–	13	12
USD	172	154	158

The effect of a change in the rate by 5% on the outstanding positions in the hedge reserves in equity as per 31 December would have been approximately SEK 61 (75; 63) million.

Translation exposure

Translation exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency. The USD amount comprises the holding in CTC Media. MTG hedged part of the book value of the net investment in Nova Televizia against fluctuation in currency rates, that is, the risk related to changes in currency rates between the Swedish krona and Bulgarian leva. In relation to the acquisition MTG raised a euro loan which is recognised as the hedging instrument, as the Bulgarian leva is pegged to euro. The euro loan was repaid at 31 December 2009. There are no other hedging positions for translation exposure.

Net foreign assets including goodwill and other intangible assets arising from acquisitions are distributed as follows:

	2011		2010		2009
Currency	SEK million	%	SEK million	%	SEK million	%
BGN	–	–	3,061	37	4,028	43
USD	1,878	31	1,785	22	1,757	19
NOK	1,269	21	976	12	984	10
EUR	565	9	229	3	738	8
DKK	446	7	88	1	53	1
Other currencies	1,898	31	2,081	25	1,915	20
Total equivalent SEK value	6,056	100	8,220	100	9,475	100

A 5% change in USD/SEK would affect equity by approximately SEK 94 (89; 88) million, while the respective change in the currencies in the Central European countries would affect equity by SEK 95 (260; 300) million.

Measurement of financial instruments at fair value in the statement of financial position

Financial instruments recorded at fair value are classified in a three level hierarchy depending on the quality of the source of data used to derive the fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities are used to determine the fair value.

Level 2 – observable sources of data for the asset or liability, either directly or as prices or indirectly as derived from prices, are used to arrive at fair value.

Level 3 – unobservable input data which are not based on market data are used to arrive at the fair value.

Financial instruments available-for-sale, which comprise shares in listed companies are classified as level 1. Derivative instruments such as forward foreign exchange contracts are classified as level 2, which also applies to the CDON option value. There are no financial instruments at level 3.

Fair value of Financial instruments in the statement of financial position

	31 December 2011		31 December 2010		31 December 2009
(SEK million)	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Financial assets
Financial assets available-for-sale
Shares and other investments in other companies	8	–	18	–	21	–

Financial assets at fair value through profit and loss
Shares and other investments in other companies	–	62	–	49	–	–

Derivatives
Forward foreign exchange contracts	–	54	–	–	–	–

Financial liabilities
Derivatives
Forward foreign exchange contracts	–	–	–	56	–	70

Level 1 items have been valued at the market prices on Nasdaq OMX Stockholm. For level 2 items, the market prices on Nasdaq OMX have been used to derive at fair value by applying the Black & Scholes method for the CDON option value. As for the forward contracts, market interest rates from Six Edge have been used to derive at fair value.

Other financial assets are reported in the statement of financial position in cash and cash equivalents, interest-bearing long-term receivable, and loans and receivables (accounts receivables, and accounts receivables affiliated companies). Financial liabilities are other liabilities reported in accounts payable, short-term interest-bearing liabilities and long-term interest-bearing liabilities. The company judges the book values and the fair values to correspond for these items. The fair value of financial liabilities other than derivatives are based on future contractual cash flows for the principal amount and interest, discounted at market interest rate at the balance sheet date. Fair value for financial leasings are based on the present value of future cash flows discounted at the market interest rate for such leasing agreements. The fair value of trade receivables and payables equals approximately the book value as the impact of the discounting rate is insignificant.

Note 21	Lease and other commitments

Lease and other commitments for future payments at 31 December 2011

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2012	132	1,708	298	2,139
2013	88	1,830	225	2,143
2014	74	1,669	212	1,955
2015	69	1,309	180	1,558
2016	65	554	176	795
2017 and thereafter	146	309	44	499
Total lease and other commitments	575	7,378	1,135	9,088

This year’s operational costs
Minimum lease fees	107	2,129	347	2,582
Variable fees	1	135	19	155
Total operational costs	108	2,264	366	2,737

Lease and other commitments for future payments at 31 December 2010

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2011	114	1,858	266	2,239
2012	92	1,646	75	1,813
2013	80	1,016	8	1,105
2014	70	612	2	684
2015	70	382	1	454
2016 and thereafter	211	181	0	392
Total lease and other commitments	638	5,695	352	6,686

This year’s operational costs
Minimum lease fees	99	2,939	312	3,350
Variable fees	1	149	22	172
Total operational costs	100	3,088	333	3,522

Lease and other commitments for future payments at 31 December 2009

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2010	85	1,573	257	1,915
2011	97	1,592	207	1,896
2012	87	1,366	67	1,519
2013	74	772	2	849
2014	80	229	1	311
2015 and thereafter	257	219	1	477
Total lease and other commitments	681	5,750	536	6,967

This year’s operational costs
Minimum lease fees	78	2,139	297	2,514
Variable fees	1	179	17	196
Total operational costs	79	2,318	313	2,710

Note 22	Average number of employees

	2011		2010		2009
	Men	Women	Men	Women	Men	Women
Sweden	537	310	575	433	548	399
United Kingdom	172	189	112	117	120	120
Bulgaria	162	161	161	161	156	164
Norway	147	122	153	127	144	116
Denmark	166	99	149	84	158	89
The Czech Republic	110	98	117	101	140	120
Estonia	47	79	49	67	67	96
Latvia	49	68	42	60	27	47
Ukraine	61	47	92	61	30	25
Lithuania	56	38	57	40	53	29
Russia	35	50	31	47	17	26
Ghana	44	19	30	9	29	8
Slovenia	18	23	25	28	18	21
Malta	27	14	26	13	24	15
Hungary	14	24	25	33	14	27
Spain	16	8	17	7	16	7
The Netherlands	3	7	1	7	2	8
Finland	6	4	6	5	12	8
Poland	-	-	-	-	1	2
Other	-	1	-	1	1	2
Total	1,672	1,360	1,668	1,401	1,577	1,329
Total number of employees		3,031		3,069		2,906

Gender distribution senior executives

	Men %	Women %
Board of Directors	90	10
CEO	69	31
Other senior executives	62	38
Total	72	28

Note 23	Salaries, other remuneration, and social and security expenses

(SEK million)	2011	2010	2009
Personnel expenses
Wages and salaries	1,275	1,288	1,249
Social security expenses	250	254	231
Pension costs – defined contribution plans	60	75	74
Pension costs – defined benefit plans	7	8	12
Share-based payments	8	13	6
Social security expenses on share-based payments	(1)	11	14
Total	1,599	1,649	1,586

(SEK million)	2011	2010	2009
Board of Directors, CEO and other senior executives¹	156	147	176
of which, variable salary	32	31	37

(1)	Includes SEK 4.9 (3.9; 4.4) million Board fees approved by the Annual General Meeting

Remuneration to senior executives

A fee is paid to the Board of Directors in accordance with the decision of the Annual General Meeting. The remuneration to senior executives are paid in accordance with the guidelines approved of by the Annual General Meeting 2011.

The objective of the guidelines is to ensure that MTG can attract, motivate and retain senior executives, within the context of MTG’s international peer group consisting of Northern and Eastern European media companies. Remuneration is based on market competitive conditions and which also are aligned with shareholders’ interests. Executive Remuneration consists of a fixed and variable salary in cash, as well as the possibility of participating in an equity based long-term incentive programme and pension schemes. These components create a well-balanced remuneration structure which reflects individual performance and responsibility, both short-term and long-term, as well as MTG’s overall performance.

Fixed salary

Executives’ fixed salaries are competitive and based on each individual Executive’s responsibilities and performance.

Variable salary

Executives may receive variable remuneration in addition to fixed salaries. The contracted variable remuneration will generally not exceed a maximum of 75 per cent of the fixed annual salary. The variable remuneration shall be based on the performance of Executives in relation to established goals and targets.

Other benefits

MTG provides other benefits to Executives in accordance with local practice. Other benefits can include, for example, company cars and health care. Housing allowance can also occasionally be granted for defined time periods.

Pension

Executives are entitled to pension commitments based on those that are customary in the country of employment. Pension commitments will be secured through premiums paid to insurance companies.

Notice of termination and severance pay

The maximum notice period in any Executive’s contract is twelve months during which time salary payment will continue. The Company does not generally allow any additional contractual severance payments to be agreed although there can be occasional cases where this takes place and it should be noted that the Chief Executive Officer is entitled to receive a severance payment equivalent to one month’s basic salary per year of service in the Group if he complies with certain conditions.

Deviations from the guidelines

In special circumstances, the Board of Directors may deviate from the above guidelines, for example, with the payment of additional variable remuneration in the case of exceptional performance. In such cases the Board of Directors is obliged to explain the reason for the deviation at the following Annual General Meeting.

Senior executives include segment managers, the Chief Executive Officer, the Chief Financial Officer and Vice Executive Presidents. Martin Lewerth joined the Executive Management group in January 2010. Marc Zagar joined the Executive Management group in September 2010. From the end of October 2011 the management structure was reorganised, and Patrik Svensk joined the Executive Management. Hein Espen Hattestad left the Group and Manfred Aronsson assumed another position. The remuneration therefore reflect these changes from the respective dates in the figures below.

Remuneration and other benefits 2011

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,225					27	1,252
Mia Brunell Livfors	475						475
Simon Duffy	650						650
Lorenzo Grabau	525						525
Alexander Izosimov	525						525
Michael Lynton	525						525
David Marcus	500						500
Cristina Stenbeck	450						450
Hans-Holger Albrecht, CEO	–	12,897	5,838	165	995	–	19,894
Executive managers (11 persons)	–	48,408	12,774	646	1,833	–	63,661
Total	4,875	61,305	18,612	811	2,827	27	88,457

The 2011 amounts disclosed for the executive managers relate to the full year, although part of the year for some of the executive managers. The numbers include variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 2 (4; 3) million. In addition, non-cash share based incentive programme costs calculated in accordance with IFRS 2 amounted to SEK 2 (2; 5) million for the CEO and SEK 5 (6; 10) million for other executive managers.

Remuneration and other benefits 2010

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,125					102	1,227
Mia Brunell Livfors	425						425
Simon Duffy	600						600
Alexander Izosimov	475						475
Michael Lynton	475						475
David Marcus	450						450
Cristina Stenbeck	400						400
Hans-Holger Albrecht, CEO	–	12,874	7,789	220	990	–	21,873
Executive managers (9 persons)	–	33,656	12,841	597	2,487	–	49,581
Total	3,950	46,530	20,630	817	3,477	102	75,506

The 2010 amounts disclosed for the executive managers relate to the full year, although part of the year for one of the executive managers. The numbers include variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 4 (3; 2) million. In addition, non-cash share based incentive programme costs calculated in accordance with IFRS 2 amounted to SEK 2 million for the CEO and SEK 6 million for other executive managers.

Remuneration and other benefits 2009

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,125					252	1,377
Asger Aamund	425						425
Mia Brunell Livfors	425						425
Simon Duffy	600						600
Alexander Izosimov	475						475
Michael Lynton	475						475
David Marcus	450						450
Cristina Stenbeck	400						400
Hans-Holger Albrecht, CEO	–	13,721	5,908	315	1,287	–	21,231
Executive managers (9 persons)	–	31,586	11,829	1,278	2,058	–	46,751
Total	4,375	45,307	17,737	1,593	3,345	252	72,609

During 2009, the Group has applied a salary freeze for all senior executives. The 2009 amounts disclosed relate to the full year. The numbers include variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 3 (2) million. In addition, non-cash share based incentive programme costs calculated in accordance with IFRS 2 amounted to SEK 5 million for the CEO and SEK 10 million for other executive managers.

David Chance has, further to the board fee in MTG, also received a board fee in 2011 of SEK 27 (102;  252) thousand as a Director of the Board in Viasat Broadcasting UK.

Decision process

The remuneration to the Chief Executive Officer was decided by the Board of Directors. Remuneration to executive management is proposed by the Chief Executive Officer and decided by the Board of Directors.

Share-based payments

The Annual General Meetings, with the beginning in 2005, have established stock-based incentive programmes for senior executives and key personnel.

Recalculation due to distribution of CDON Group

The terms for long-term incentive 2008-2010 plans have been recalculated due to the distribution of CDON Group. This applies both to exercise prices for the performance options as well as the maximums grants for retention rights, performance rights and performance options.

2011 Long-term incentive programme (LTIP)

The 2011 programme is performance based and directed towards 100 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the programme. The shares must be held during the three year vesting period. Approximately 50 of the participants are granted retention and performance rights and performance options, depending on the fulfillment of certain stipulated goals and the employee category. The other 50 participants are granted retention shares only. The goals relate to shareholder return, normalised return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2011, and may be exercised the day following the release of the interim report for Q1 2014. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The programme is calculated to comprise 19,850 retention shares, 97,900 performance shares, and 97,900 performance options, where approximately 50 of the participants’ investments are matched. The exercise price for the performance options was set at 120% of the average share price of the Class B share at grant date.

2010 Long-term incentive programme (LTIP)

The 2010 programme is performance based and directed towards 100 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the programme. The shares must be held during the three year vesting period. The participants are granted retention and performance rights, and performance options, depending on the fulfillment of certain stipulated goals and the employee category. The goals relate to shareholder return, normalised return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2010, and may be exercised the day following the release of the interim report for Q1 2013. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The programme is calculated to comprise 12,500 retention shares, 53,000 performance shares, and 106,000 performance options. The exercise price for the performance options was set at 120% of the average share price of the Class B share at grant date.

2009 Long-term incentive programme (LTIP)

The 2009 programme is performance based and directed towards 50 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the programme. The shares must be held during the three year vesting period. Thereafter, the participants are granted retention rights and performance rights depending on the fulfillment of certain stipulated goals. The goals relate to shareholder return, normalised return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2009, and may be exercised the day following the release of the interim report for Q1 2012. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The programme is calculated to comprise 43,225 retention shares, and 217,900 performance shares.

2008 Long-term incentive programme (LTIP)

The 2008 programme is performance based and directed towards 50 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the programme. The shares must be held during the three year vesting period. Thereafter, the participants are granted retention shares and performance shares and options depending on the fulfilment of certain stipulated goals. The goals relate to shareholder return, return on capital employed, organic growth and shareholder return compared to a peer group. The rights to retention and performance shares were granted by the company free of charge at the end of May 2008, and may be exercised after the release of the interim report for Q1 2011 until 30 days before the planned release of the Q2 report in 2011. The retention rights and the performance shares will be adjusted for dividends. The programme comprises 12,500 retention shares, 131,000 performance shares and 262,000 performance options.

2005 - 2007 programmes – conditions in general

The 2005-2007 incentive programmes have comprised a combination of warrants and stock options, which entitle senior executives to a combined maximum of 399,994 MTG Class B shares under the 2007 programme and 399,999 MTG Class B shares under the 2006 and 2005 programme. The participants had the opportunity to buy warrants at the prevailing market price, and, for each warrant purchased, a maximum of six stock options under the 2007 programme and two stock options under the 2006 and 2005 programmes are issued, each carrying the right to purchase one Class B share. The exercise price for both the 2005 and 2006 programmes was set at 115% and for the 2007 programme at 110% of the average share price of the Class B share over the ten days following the Annual General Meeting (AGM).

To encourage participation in the incentive programme, the AGMs also approved the payment of a cash bonus three years after the acquisition of the warrants by the participant. The cash bonus was paid if the stock options and the Class B shares acquired by exercising the warrants are still held by the participant, and if the participant is still employed by the Group, after three years. The bonus might amount to a maximum of the difference between the total price paid by the participant and 2% of the total value of the underlying Class B shares at the time of acquisition of the warrants and stock options.

The 2007 option programme

The 2007 programme was directed towards a group of 41 senior executives. The exercise price for the allotted options was set at SEK 432.50 per MTG Class B share. The stock options may be exercised on, or after, 15 May 2010 provided that the holder is still employed by the Group. The exercise period is 15 May 2010 – 15 May 2012. Following the distribution of CDON Group in 2010, the exercise price was recalculated to SEK 405.10.

The 2006 option programme

The 2006 programme was directed towards a group of 25 senior executives. The exercise price for the allotted options was set at SEK 450.30 per MTG Class B share. The stock options may be exercised on, or after, 15 May 2009 provided that the holder is still employed by the Group. Following the distribution of the majority of MTG’s shareholding in Metro International S.A. to MTG shareholders in July 2006, the exercise price for the warrants was recalculated as SEK 417.70 and the exercise price for the stock options as SEK 413.30. The exercise period was 15 May 2009 – 15 May 2011. All options were either exercised or forfeited at year end 2010.

The 2005 option programme

The 2005 programme was directed towards a group of 20 senior executives. The exercise price for the allotted options was set at SEK 261.70 per MTG Class B share. The stock options may be exercised on, or after, 15 May 2008 provided that the holder is still employed by the Group. Following the distribution of the majority of MTG’s shareholding in Metro International S.A. to MTG shareholders in July 2006, the exercise price for the warrants was recalculated as SEK 239.30 and the exercise price for the stock options as SEK 235.80. The exercise period is 15 May 2008 – 15 May 2010. All options were either exercised or forfeited at year end 2010.

Cost effects of the incentive programmes

The programmes are equity-settled programmes. The initial fair value at grant date of the stock option programmes, are expensed during the vesting period. The cost for the programmes are recognised in equity and as an operating expense. The cost is based on the fair value of the MTG Class B share at grant date and the number of shares expected to vest. The cost recognised in 2011, 2010 and 2009 respectively for the programmes amounts to SEK 8 (14; 19) million excluding social charges.

The fair value of services received in return for share options granted were calculated based on the Black & Scholes method. The expected volatility is based on historical values. Further, it has been assumed that 10 per cent of the personnel will leave during the period. As for the performance programmes, the probability that the goals are met has been taken into consideration by applying adjustment factors to the different goals, when calculating the costs.

At the end of 2011, exercisable stock options granted in 2007, entitling the holders to acquire 28,890 MTG Class B shares had not yet been utilised.

Dilution

If all options granted to senior executives and key employees as at 31 December 2011 were exercised and all share rights awarded, the issued share capital of the Company would increase by 562,892 (817,785; 1,130,159) Class B shares, and be equivalent to a dilution of 0.8 (1.2; 1.7) % of the issued capital and 0.5 (0.7; 0.8) % of the related voting rights at the end of 2011. In 2010, 38,392 options from the 2005 programme were exercised, 157,046 options from the 2006 programme, and  249,871 options from the 2007 programme. In May 2011, 61,113 performance shares from the 2008 programme were exercised.

Distribution of issued stock options and retention and performance rights and options:

Options and other rights outstanding	CEO	Senior executives	Key personnel	Total
Incentive programmes 2007	-	25,680	3,210	28,890
LTIP 2008	-	-	-	-
LTIP 2009	59,170	114,145	32,435	205,750
LTIP 2010	26,545	71,671	52,911	151,127
LTIP 2011	32,300	91,800	53,025	177,125
Total outstanding as per 31 December 2011	118,015	303,296	141,581	562,892

	2011		2010		2009
	No. of options and other rights	Weighted exercise price	No. of options and other rights	Weighted exercise price	No. of options and other rights	Weighted exercise price
Options and other rights outstanding at 1 January	817,785	231.24	1,130,159	293.89	1,049,807	374.28
Recalculated due to distribution CDON Group	–	–	25,333	225.56	–	–
Retention shares and options issued during the year	191,375	235.56	168,768	303.53	239,490	–
Retention and performance shares exercised during the year	(61,113)	–	(445,309)	408.77	(6,440)	235.80
Retention and performance shares and options forfeited during the year	(385,155)	315.57	(61,166)	408.09	(152,698)	413.12
Total outstanding at 31 December	562,892	171.75	817,785	231.24	1,130,159	293.89

The weighted exercise price for the 2005-2007 option programmes were recalculated for the redemption of the shares in Metro International S.A.. The exercise prices for the 2008-2010 incentive programmes were recalculated for the distribution of the shares in CDON Group in 2010.

The weighted share price at exercise day was SEK 408.77 and 235.80 respectively for stock options exercised in 2010 and 2009. The share rights exercised in 2011 were free of charge, and all options in the 2008 programme were forfeited during the period.

Outstanding options and other rights as per 31 December 2011 have an exercise price between SEK 0 and SEK 517.30, and the weighted average price is SEK 171.75 (231.24; 293.89). The weighted average remaining contractual life is 1.2 (1.1; 1.5) year.

	2011	2010	2009	2008	2007		2006
Share option programmes at grant	Options	Options		Options	Warrants	Stock options	Warrants	Stock options
Expected volatility %	22%	30%	-	28%	27%	27%	30%	27%
Expected life of options (years)	3.26	3.05	-	2.95	3.00	3.00	3.00	3.00
Risk free interest rate %	2.44%	1.45%	-	4.32%	4.19%	4.05%	3.31%	4.10%
Adjustment factor market conditions TSR	70%	70%	80%	82%
Adjustment factor market conditions TSR peer groups	35%	35%	30%	44%

The 2009 programme comprises share rights only.

Specification of LTIP programmes	No. of allocated options and other rights	No. of people	Exercise price options	Theoretical value at allocation	Exercise period	Outstanding options and other rights as per 1 January	Recalculation due to dividend	Forfeited during the year	Exercised during the year	Outstanding options and other rights as per 31 December
Grant 2005
2011	399,999					–				–
2010	399,999	20	235.80	49.52	2008-2010	38,392			38,392	–
2009	399,999	20	235.80	49.52	2008-2010	44,832			6,440	38,392

Grant 2006
2011	327,369					–				–
2010	327,369	25	413.30	54.82	2009-2011	164,846		7,800	157,046	–
2009	327,369	25	413.30	54.82	2009-2011	281,769		116,923		164,846

Grant 2007
2011	356,923	41	405.10	104.38	2010-2012	28,890				28,890
2010	356,923	41	432.50	104.38	2010-2012	296,155	1,890	19,284	249,871	28,890
2009	356,923	41	432.50	104.38	2010-2012	327,355		31,200		296,155

Grant 2008
2011	395,851	50	466.60	57.00	2011	376,275		315,162	61,113	–
2010	395,851	50	466.60	57.00	2011	393,401	10,930	28,056		376,275
2009	395,851	50	498.10	57.00	2011	395,851		2,450		393,401

Grant 2009
2011	239,490	50		65.60	2012	233,646		27,896		205,750
2010	239,490	50		65.60	2012	237,365	2,156	5,875		233,646
2009	239,490	50		65.60	2012			2,125		237,365

Grant 2010
2011	168,767	50	452.00	69.17	2013	178,974		27,847		151,127
2010	168,767	50	452.00	69.17	2013	–	10,357	150		178,974

Grant 2011
2011	191,375	100	517.30	98.66	2014	–		14,250		177,125

Total grant
2011	2,079,774					817,785	–	385,155	61,113	562,892
2010	1,888,399					1,130,159	25,333	61,165	445,309	817,785
2009	1,719,632					1,049,807		152,698	6,440	1,130,159

The 2007 programme were exercisable at the balance sheet date.

Employee expenses (SEK million)	2011	2010	2009
Share options granted in 2005	–	1	(1)
Share options granted in 2006	–	2	(5)
Share options granted in 2007	(1)	(3)	8
Retention rights and options granted in 2008	(4)	6	11
Retention rights and performance shares granted in 2009	3	7	5
Retention rights and options granted in 2010	3	12	–
Retention rights and options granted in 2011	5	–	–
Total expense recognised as employee costs including social fees	7	25	18

Note 24	Audit fees

(SEK million)	2011	2010	2009
KPMG, audit fees	10	10	10
KPMG, audit related fees	0	1	1
KPMG, tax related fees	1	0	0
KPMG, other services	1	1	1
Ernst & Young, audit fees	–	0	0
Ernst & Young, audit related fees	–	0	–
Ernst & Young, tax related fees	–	5	2
Ernst & Young, other services	–	0	2
Total	12	17	17

Ernst & Young was second auditor until the Annual General Meeting in 2011.

Note 25	Supplemental information to the statement of cash flow

Adjustments to reconcile net income/loss to net cash provided by operations.

(SEK million)	2011	2010	2009
Income/loss from sale of subsidiaries	6	(7)	–
Revaluation of CDON Group options	(14)	(2)	–
Gain from CTC Media new share issues	(22)	(69)	0
Depreciation and amortisation, write-downs and disposals of fixed assets	3,180	228	3,529
Share in the earnings of associated companies	(611)	(413)	(270)
Share in tax expense of associated companies	197	158	2
Dividends from associated companies	319	223	5
Change in deferred tax	(13)	(11)	60
Change in provisions	78	(41)	58
Options	10	17	19
Unrealised exchange differences	10	(22)	(89)
Total	3,141	60	3,314

Other information

Cash paid for interest and corporate tax

(SEK million)	2011	2010	2009
Interest paid	(200)	(119)	(175)
Interest received	19	23	18
Corporate income tax	(489)	(416)	(263)
Total	(670)	(512)	(420)

Note 26	Related party transactions

Related party
Investment AB Kinnevik (Kinnevik)	Kinnevik holds shares in Modern Times Group MTG AB.
CTC Media, Inc. (CTC)	MTG holds a significant amount of shares in CTC Media.
GES Media Europe	MTG owns shares in FTV Prima Holding A.S. amounting to 50% of the share capital and votes. GES Media Europe owns the remaining 50% of the share capital and votes.

All subsidiaries of Kinnevik are considered as related parties.

The Group has related party relationship with its subsidiaries, joint ventures and associated companies (see note 12).

The transactions between the different parties are based on market prices negotiated on arm’s-length basis.

Business agreements with related parties

The Group rents office space from Kinnevik.

The Group sells program rights to and buys program rights from CTC Media.

FTV Prima spol s.r.o., a subsidiary to FTV Prima Holding A.S., launched a new channel in 2011, which is distributed through companies owned by GES Media Europe.

FTV Prima Holding A.S. has provided a loan to GES Media Europe in 2011. A similar loan has been provided to MTG.

(SEK million)	2011	2010	2009
Revenues
Kinnevik	2	1	0
CTC	2	3	1
GES Media Europe	10	9	8
Other related parties	4	–	–
Total revenues	17	13	9

Operating costs
Kinnevik	8	4	3
CTC	1	2	4
GES Media Europe	31	7	7
Other related parties	16	18	26
Other Kinnevik subsidiaries	1	2	6
Total operating costs	56	34	45

Receivables
Kinnevik	0	0	0
CTC	-	0	1
GES Media Europe	62	3	3
Other related parties	1	1	1
Total Receivables	63	4	5

Payables
Kinnevik	2	1	1
GES Media Europe	4	0	1
Other related parties	1	1	1
Total Payables	7	1	3

Dividends from affiliated companies
CTC	319	216
Other related parties	6	6
Total dividends affiliated companies	325	223	–

Remuneration of key management personnel

Other transactions than reported in note 23 have not been made.

Note 27	Discontinued operations – distribution of CDON Group

The Group distributed CDON Group in December 2010. Net income before tax was SEK 105 million. Tax expenses was SEK 31 million, and net income for the year SEK 73 million.

Net income from discontinued operations

(SEK million)	2010	2009
Sales	1,870	1,746
Expenses	(1,766)	(1,633)
Net income before tax	105	113
Tax	(31)	(33)
Net income from discontinued operations	73	81

Distribution of CDON Group at fair value	2,042	–
Book value CDON Group	(326)	–
Total net income from discontinued operations	1,790	81

Attributable to:
Equity holders of the parent	1,790	80
Non-controlling interest	0	1
Net income for the year from discontinued operations	1,790	81

Basic earnings per share from discontinued operations (SEK)	27.12	1.22

Net income from continuing operations	1,750	(2,089)
Net income from continuing operations	1,750	(2,089)

Attributable to:
Equity holders of the parent	1,732	(2,113)
Non-controlling interest	19	24
Net income for the year from continuing operations	1,750	(2,089)

Basic earnings per share from continuing operations (SEK)	26.22	(32.08)

Cash flow from discontinued operations

(SEK million)	2010	2009
Net income	1,790	81
Adjustments	(1,711)	47
Change in working capital	(116)	138
Cash flow to/from operations	(37)	266
Cash flow to investing activities	(27)	(6)
Cash flow to financial activities	(24)	(49)
Cash flow to/from discontinued operations	(88)	211

Effect on assets and liabilities (SEK million)	2010	2009
Non-current assets	281	258
Inventories	275	153
Trade receivables	50	16
Other receivables	72	41
Cash, bank	88	15
Long-term liabilities	14	16
Short-term liabilities	426	458
Divested assets and liabilities, net	325	8